Exhibit 99.1

ANNUAL
REPORT
2009

MARCH 11, 2010

Information in this annual report is provided as of March 8, 2010, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reﬂect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time ﬁle with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

—	“Reuters” refers to Reuters Group PLC before its acquisition by Thomson on April 17, 2008;

—	“Thomson” refers to The Thomson Corporation (now Thomson Reuters Corporation) before its acquisition of Reuters on April 17, 2008;

—	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

—	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

—	“$,” “US$” or “dollars” are to U.S. dollars.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identiﬁed in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

TABLE OF CONTENTS

2	Business

16	Risk Factors

21	Management’s Discussion and Analysis

72	Financial Statements

144	Senior Management and Directors

150	Additional Information

158	Cross Reference Tables

Thomson Reuters Annual Report 2009

BUSINESS

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through over 50,000 employees across more than 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world’s most trusted news organization.

We are organized in two divisions:

—	Markets, which consists of our financial and media businesses; and

—	Professional, which consists of our legal, tax and accounting, healthcare and science businesses.

2009 AND 2010 PRIORITIES

In 2009, we were successful in addressing our three key business priorities for the year, as described below.

2009 Priorities	2009 Progress
Integrate Thomson and Reuters businesses to drive long-term growth and capture synergies
At year-end 2009, we had achieved combined run-rate savings of $1.1 billion from the Reuters integration, as well as legacy savings programs. Given the progress that we continue to make with integration, we recently raised our run-rate savings target by $200 million to $1.6 billion to be achieved by year-end 2011.

We added Reuters News into global Westlaw offerings, and our comprehensive news coverage is reflected in numerous products of our Markets and Professional divisions.
We launched a new Islamic Finance Center as part of Westlaw Business, which incorporates information from both our Professional and Markets divisions.

We co-located an additional 3,500 employees in 2009 and we have moved over 14,000 employees worldwide since the formation of Thomson Reuters. We have also completed benefits harmonization across 36 countries.

We streamlined the Professional division from five business units to three.
Capitalize on a global brand and presence to drive international growth	Tax & Accounting began to execute on its global expansion strategy by acquiring Sabrix and Abacus and planning to launch a new Global Tax Workstation.
As part of our globalization strategy, we sought opportunities in rapidly developing economies, such as Brazil, China and India.
We completed 31 acquisitions in 2009, 16 of which were made outside of the United States. The Professional division completed 23 of these acquisitions as part of its increased focus on globalization.
Thomson Reuters was named 40th in the BusinessWeek 2009 ranking of the Top 100 Global Brands.
Achieve scale economics and make the whole of Thomson Reuters greater than the sum of its parts
We are engaged in various company-wide projects, including driving scale by developing technology platforms and shared data centers, managing talent and capital allocation and investing in a common brand to benefit all units.

We unified our dual listed company (DLC) structure under which we previously had two parent companies.

In 2010, integration will continue in our Markets division. Our Professional division will continue to build upon its new foundation for global expansion. We will also continue to seek out opportunities to drive greater scale and leverage across our company. However, in 2010, we plan to intensify our focus on growth and efficiency, folding our 2009 priorities into these two overarching objectives.

Our key business activities in 2010 to restart growth and capture efficiencies are:

—	Successfully launch key new products, such as WestlawNext in Legal, Project Utah in our Markets division and the continued international build-out of our Tax & Accounting product line;

—	Target rapidly developing economies, such as Brazil, China and India;

—	Sharpen our investment focus to deploy capital to the areas that we believe have the greatest potential and to continue optimizing our portfolio of businesses; and

—	Further improve efficiency, especially in our technology infrastructure.

Thomson Reuters Annual Report 2009

MARKETS DIVISION

The Markets division serves ﬁnancial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers critical information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help our customers generate superior returns, improve risk management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

The Markets division consists of our Sales & Trading, Investment & Advisory, Enterprise and Media businesses.

SALES & TRADING

Sales & Trading provides a combination of information, community, trading and post-trade connectivity requirements for the trading ﬂoor activities of buy-side and sell-side clients in foreign exchange (FX), fixed income and derivatives, equities and other exchange-traded instruments, as well as in the commodities and energy markets. As of December 31, 2009, Sales & Trading provided services to professionals in over 34,000 locations worldwide.

Sales & Trading’s premium desktop information product is Reuters 3000 Xtra. Reuters 3000 Xtra users are ﬁnancial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools.

Sales & Trading’s suite of products allows customers to trade with each other and connect their systems to electronic markets. Products include Dealing on Reuters, Matching on Reuters, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges.

Reuters Trader is a ﬁnancial desktop that provides analytics and trade connectivity for sales and trading professionals who need cross-asset data for global markets, but are primarily focused on a regional market.

Tradeweb operates a global multi-dealer-to-customer trading platform which, as of December 31, 2009, connected more than 35 major investment banks with over 2,000 institutional clients. During 2009, clients traded an average of more than $280 billion daily over the platform.

Major Brands	Type of Product/Service	Target Customers
Reuters 3000 Xtra	Premium desktop product providing pre-trade decision-making tools, news, real-time pricing and trading connectivity	Trading professionals, salespeople, brokers and financial analysts
Dealing on Reuters	Peer-to-peer conversational trading product primarily related to FX and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
Matching on Reuters	Electronic FX trade matching system	FX traders, sales desks and hedge funds
Tradeweb	Leading electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products	Institutional traders

COMPETITION

Sales & Trading information products compete with Bloomberg, Sungard, Telekurs and IDC as well as local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhua Finance and Yahoo! Finance. In the electronic trading business, Sales & Trading competes with Fidessa and the large inter-dealer brokers, such as ICAP’s EBS platform. In addition, Sales & Trading competes with single-bank and multi-bank portals such as FXall and MarketAxess.

Thomson Reuters Annual Report 2009

INVESTMENT & ADVISORY

Investment & Advisory provides differentiated analytics, content and workflow tools that drive complex financial decision-making and increase performance and efficiency for customers in corporate services, investment management and research, investment banking and wealth management.

Investment & Advisory customers have direct, real-time access to the global, foundational content sets necessary for intelligent decision-making such as fundamentals, estimates, economics, ownership, broker research, deals data, fixed income, fund data, filings, real-time exchange data, tick history and time series data. Direct sources of the content include I/B/E/S, First Call, Worldscope, Datastream, Lipper, StreetEvents, Reuters News and the StarMine SmartEstimate, which is a complement to our estimates offering that is designed to help customers better predict future earnings and analyst revisions by placing more weight on recent forecasts by top-rated analysts.

Our Corporate Services business provides companies worldwide with the solutions they need to develop a consistent framework for decision-making across the enterprise. Solution sets include an integrated platform for Investor Relations (IR) professionals who need to understand key factors impacting their company’s share price, anticipate investor behavior, communicate with key stakeholders and measure the impact of investor management efforts. Business Intelligence solutions are used by corporate development, strategy, corporate finance, treasury and information professionals to define a company’s growth strategy and help assess the company’s counterparty risk, while corporate communications professionals rely on our measurable webcasting solutions and unique distribution networks to cost-effectively reach and engage internal and external audiences with their business-critical communications.

The Investment Management & Research business provides institutional asset management firms, sell-side brokers and private banking clients with end-to-end solutions that enable them to manage and execute each and every phase of the investment decision process. Powered by a comprehensive and trusted set of referential data, our integrated solution suite is designed to enable customers to monitor efficiently the markets and perform thorough fundamental and quantitative analysis, in-depth portfolio risk and performance analysis and economic forecasting. We also provide a host of reporting solutions that enable our customers to more effectively publish their research and market their funds. In addition, our solutions are linked on the back end, enabling greater enterprise efficiency and better collaboration and communication across the entire research team.

The Investment Banking business provides workflow solutions for investment bankers, advisors, private equity and venture capital professionals. Our solutions support their decision-making by enabling access to information and research from over 1,600 sources, a global transactions database covering over two million financial market transactions and comprehensive fundamentals data covering over 69,000 companies in approximately 110 markets as of December 31, 2009. This market insight and information supports the idea generation for deal making and enables our customers to undertake the detailed analysis and valuations fundamental to their business success.

Our Wealth Management business provides workflow solutions to the entire wealth management community, including managers of high net worth investors and private banking professionals. Our front to back office solution gives advisors tools that streamline back office processes and workflows to help them serve their customers more efficiently. Our scalable solution sets offer proposal generation, portfolio management, asset allocation, financial planning, alerting, investment selection tools and performance reporting to wealth management professionals.

Major Brands and Product Categories	Type of Product/Service	Target Customers
ThomsonONE.com Investment Banking	Market prices, Reuters news and comprehensive reference data on companies, industries and events	Investment bankers, consultants, lawyers and private equity professionals
SDC Platinum	Database for analyzing investment banking and deal trends	Investment bankers, consultants, lawyers and private equity professionals
Thomson Reuters Spreadsheet Link	Microsoft Excel add-in for automated company analysis and custom modeling	Investment bankers, portfolio managers, buy-side research analysts
Thomson ONE Investment Management	Timely and accurate real-time financial content for pre-trade analysis, plus comprehensive portfolio risk and performance analytics	Portfolio managers and research analysts
Thomson ONE Investment Analyst	Comprehensive financial content and analytics for pre-trade investment decision-making	Buy-side research analysts and associates
Thomson Reuters Datastream	Sophisticated historical time-series analysis that enables the visualization of economic and asset class trends and relationships	Economists, strategists, portfolio managers and research analysts

Thomson Reuters Annual Report 2009

Major Brands and Product Categories	Type of Product/Service	Target Customers
MarketQA and QA Direct	Comprehensive data management and analytics solutions for sophisticated quantitative research	Quantitative portfolio managers and research analysts
Investor Relations (IR) solutions	Online desktop solution, advisory services and online communications tools	Investor relations professionals and corporate financial executives
Business Intelligence solutions	Suite of web-based workflow solutions – each designed for a specific user – to provide institutional quality information and analytics for company and market valuation analysis	Corporate clients including strategy and research professionals, treasurers and finance professionals
Corporate Communications services	Webcasting solutions with unique distribution networks	Corporate communications, employee communications, marketing and PR professionals
Thomson ONE Wealth Management	Wealth management tools, real-time market data and back-office data processing	Wealth management professionals and high net worth professionals
Reuters Knowledge Direct API for Wealth Management	Premium content including exchange data, news, company fundamentals, broker research and consensus reports	Wealth management professionals and individual investors
eXimius	Client relationship system with portfolio management capabilities	Ultra high net worth professionals
BETA Systems	Brokerage processing system	Retail and institutional wealth management professionals
Lipper	Mutual fund information, benchmarking data, performance information and analysis	Asset managers, financial intermediaries and individual investors

COMPETITION

Investment & Advisory competes with Bloomberg, Factset, S&P/Capital IQ, Morningstar, GL Trade/Infotec, Telekurs/Fininfo, SunGard Data Systems, Broadridge Financial Solutions and other companies.

ENTERPRISE

Our Enterprise business enables automation for financial institutions globally, targeting the full trade lifecycle, including trade, pricing and risk management and portfolio accounting. Enterprise information products deliver real-time instrument prices, price histories, high-volume tick-by-tick trading data, evaluated pricing, terms and conditions, corporate actions and analytics. Our database included coverage of over 67 million instruments as of December 31, 2009 and is backed by a flexible distribution and management infrastructure that ensures consistency of data. Enterprise information products are broadly segmented into three categories – real-time content solutions, pricing and reference data, and market information distribution and management platforms.

Thomson Reuters Data Feed provides real-time data that is used by electronic and algorithmic traders, brokers, hedge funds, fund managers and risk and compliance officers. We estimate that approximately 50,000 client applications have been written on our middleware platform as of December 31, 2009. We combine electronic pricing data from over 300 exchanges and electronic trading platforms globally with over-the-counter (OTC) and broker-contributed content, which is distributed in a single consolidated feed to front, middle and back-office desktop applications. These applications range from trading tools and matching engines to portfolio pricing and risk management models.

For high-speed trading, Thomson Reuters Real-Time Data Feeds also offer Direct Feeds, an ultra-low latency full-tick feed, with direct connectivity from exchanges to customers. This service complements and extends our Thomson Reuters Data Feed, and is used by algorithmic trading programs and other high-speed machine trading applications. Thomson Reuters NewsScope further extends the breadth of our real-time feed offers, with low latency news alerts and a growing range of highly structured news feeds and news analytics that enable machine processing of news events in real time.

Thomson Reuters Annual Report 2009

Through Thomson Reuters Datascope, we provide pricing and reference data to the buy-side, sell-side, global custodians, fund managers, hedge funds and data management solutions providers. Our data is used by middle and back offices for trade matching and settlement, risk management and analysis and portfolio evaluation, as well as to power applications used for corporate actions processing, reconciliation, and compliance accounting and audit. Our comprehensive datasets included coverage of over 5.6 million fixed income instruments as of December 31, 2009.

Thomson Reuters Enterprise Platform is an adaptable content management and distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of front office financial systems.

In the global risk management market, our flagship product, Kondor+, provides an integrated and flexible real-time straight-through-processing environment that includes front office pricing and trading, middle office risk, profit and loss, collateral management, and back-office netting, clearing and settlement. Kondor+ also provides cross-asset coverage, including foreign exchange, money markets, securities, OTC derivatives and structured products.

PORTIA allows money managers, hedge funds, insurance companies, bank trusts, plan sponsors and corporate treasury departments to manage their middle and back office reporting and decision support requirements.

Omgeo, our joint venture with The Depository Trust & Clearing Corporation, enables timely and accurate post-trade operations by automating and confirming trade details executed between investment managers and broker-dealers. As of December 31, 2009, Omgeo served over 6,000 financial services customers in 46 countries.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Data Feed	Real-time market information targeting programmatic/automated trading, market/credit risk, instrument pricing and portfolio management and valuations	Traders, hedge funds, brokers, asset managers, program traders, quantitative analysts, global custodians and credit and risk managers
Thomson Reuters Data Feed Direct	Ultra high-speed data feeds, direct from exchanges to the customer	Algorithmic traders, program traders and quantitative funds
Thomson Reuters NewsScope	Advanced machine-readable news platform which delivers deep historical news archives, ultra-low latency structured news and leading edge news analytics directly to applications	Algorithmic traders, program traders and quantitative funds
Thomson Reuters Enterprise Platform	Software platform for integrating and distributing real-time and historical financial information	Financial institutions requiring a data integration platform
Kondor+	Position keeping and risk management applications	Banks, broker-dealers and hedge funds
PORTIA	Portfolio accounting and reporting application	Money managers, hedge funds, insurance companies, bank trusts, plan sponsors and corporate treasury departments
Omgeo*	Post-trade processing, portfolio reconciliation and collateral management	Investment managers, hedge funds, broker/dealers, custodian banks and investment management outsourcers
* Joint venture with The Depository Trust & Clearing Corporation

COMPETITION

Our real-time datafeeds and pricing and reference data offerings compete with Bloomberg, S&P, IDC and Telekurs. In addition, our market data delivery offerings compete with specialty technology providers, exchanges such as NYSE Euronext and large IT vendors such as IBM. Competitors in the risk management sector include Sungard, Algorithmics, Murex, Misys and Calypso. In the portfolio accounting market, competitors include Eagle, Simcorp Dimension, PAM, Beauchamp and DST.

MEDIA

Reuters Media provides indispensable news and information tailored for media and business professionals and drives decision-making around the globe with speed, accuracy and independence. Our news and information is an important part of numerous products and services across all of Thomson Reuters.

Reuters Media is powered by more than 2,700 journalists reporting from 200 bureaus around the world. Reuters News Agency provides the world’s media companies with text newswires, pictures, graphics, video and digital multimedia products.

Reuters text newswires provide fast, accurate and extensive coverage of regional, national and international events in 20 languages, covering general, political, business, financial, entertainment, lifestyle, technology, health, science, sports and human-interest news.

Thomson Reuters Annual Report 2009

Our extensive global network of video journalists and camera crews delivers live and file-based news video coverage to the world’s broadcasters, production houses and numerous publishing and online clients.

Every day, Reuters global network of photojournalists document up-to-the-minute events. In 2009, we distributed over 540,000 pictures from our award-winning photographers, covering news, sports, features, entertainment and business.

Reuters news graphics enhance information and capture attention, providing a visual analysis of top world events through news and information, sports, technical, scientific and environmental graphics as well as economic and financial charts.

Our digital multimedia products include prioritized online reports, online video and online pictures designed for digital platforms. Our teams of specialized editors bring together the latest breaking news in ready-to-publish and multimedia formats.

Our Consumer Publishing products include the advertising-supported, direct-to-consumer publishing activities of Reuters.com and its global network of websites, mobile services, online video and electronic out-of-home displays. These products deliver professional-grade news, opinion and analysis to millions of business professionals around the globe. In 2009, the Reuters.com global family of websites attracted an audience of more than 30 million visitors per month.

Professional Publishing’s suite of products and services address capital markets information needs, from intraday news - delivered online and by email to mobile devices - through the weekly in-depth coverage of International Financing Review (IFR) magazine, to the searchability and functionality of our online products. All of these are complemented by a highly-targeted range of market intelligence reports and events.

Major Product Categories	Type of Product/Service	Target Customers
Text newswires	Instant coverage of global news and events plus feature stories, analyses and essential news planning tools	Newspapers, television and cable networks, radio stations and websites
Video	Live breaking news and file-based delivery of general, financial and sports-news videos, as well as access to a video archive	Newspapers, television and cable networks and websites
Pictures and graphics	Up-to-the-minute news photographs and an online photo archive	Newspapers, websites, advertising agencies, television and cable networks
Digital multimedia	Prioritized, ready-to-publish online reports, online video and online pictures	Websites
Consumer Publishing	Direct-to-consumer publishing and network of regional sites, mobile, online video and electronic out-of-home display	Business professionals and influencers
Real-time financial markets commentary and analysis	IFR Markets, Dealwatch	Trading professionals, research analysts and portfolio managers
Magazines and online publications	International Financing Review (IFR), Project Finance International, Buyouts, PE Week, Acquisitions Monthly and Venture Capital Journal	Investment bankers, corporate finance and private equity professionals
Conferences and events	Annual awards, editorially-driven conferences and roundtables	Financial professionals, companies and investors

COMPETITION

Major competitors of Media include the Associated Press, Agence France-Presse, Dow Jones, Getty and Bloomberg News. Competitors of Media’s consumer products and services include WSJ.com, Bloomberg.com, Forbes.com, Yahoo! Finance, CNNMoney, FT.com, Euromoney and Informa Global Markets.

Thomson Reuters Annual Report 2009

PROFESSIONAL DIVISION

The Professional division consists of our businesses in the Legal, Tax & Accounting and Healthcare & Science sectors.

LEGAL

We are a leading provider of critical information, decision support tools, software and services to legal, intellectual property (IP), compliance, business and government professionals throughout the world. We offer a broad range of products and services that utilize our electronic databases of legal, regulatory and business information. Our North American Legal and International Legal & Regulatory units organized under common management in 2009 to leverage Thomson Reuters global presence and accelerate growth in key established and emerging markets worldwide.

Westlaw is the Legal segment’s primary online delivery platform. Westlaw offers authoritative content, powerful search features and navigation tools that enable customers to find specific points of law, build tables of authorities or search for topically-related commentary. In February 2010, we launched WestlawNext, which delivers dramatically improved search, efficient research organization and new workflow tools.

—	Westlaw includes KeyCite, an online citation research service that traces the history of a case, statute, administrative decision or regulation to determine if it is still authoritative.

—
Westlaw Litigator assists attorneys with all phases of litigation by combining relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation.

—
Through Westlaw Business, we provide corporate and transactional lawyers in the U.S., Canada, the U.K. and elsewhere around the world with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management. In 2009, Westlaw Business introduced an Islamic Finance Center and rolled out its business in China and Hong Kong. Westlaw Business includes LIVEDGAR securities filing content.

We also provide country-specific versions of Westlaw in Canada, Chile, China, India, Ireland, Japan, Hong Kong, Spain, the United Kingdom and other countries.

Through Westlaw International, we are able to offer our online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service. As of December 31, 2009, Westlaw International was used by practitioners in more than 70 countries.

We also provide country-specific online legal research services, some of which are sold under brand names other than Westlaw. As of December 31, 2009, we provided these services in Argentina, Australia, Denmark, France, New Zealand, Sweden and the United Kingdom.

Through our West imprint, we publish U.S. legal information, including cases, statutes and other content enhanced with headnotes, synopses, key numbers and other editorial annotations prepared by our staff of attorneys and editorial professionals.

West Education Group is a leading provider of educational information and solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also have a legal textbook publishing business with more than 1,800 titles as of December 31, 2009, making us a leading provider of casebooks and other learning materials to law students in the United States. West LegalEdcenter offers one of the largest online collections of continuing legal education (CLE) programs with more than 7,000 online courses as of December 31, 2009.

Legal also has a leading collection of assets that support IP attorneys and professionals, including information services that serve IP ideation, maintenance and protection. As of December 31, 2009, the Derwent World Patents Index assessed, classified, summarized and indexed 1.3 million records which contain patent documents from 41 international patent-issuing authorities. Thomson Innovation, Delphion, PatentWeb and Aureka provide researchers with access to full-text international patent documents supported by search retrieval, analysis and other workflow productivity services.

Thomson CompuMark maintained trademark databases for approximately 200 countries as of December 31, 2009. Thomson CompuMark’s products and services also cover development and protection of trademarks.

Elite offers a suite of software applications that assist law firms, with front- and back-office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management.

Thomson Reuters Annual Report 2009

FindLaw is a leading provider of online legal information and law firm marketing solutions. FindLaw.com was the highest-trafficked legal website for consumers in 2009, with nearly four million unique monthly visitors. FindLaw.com has one of the largest online legal directories available and provided website development and hosting services to more than 9,900 law firms in 2009. Our Hubbard One business is a leading provider of websites and online client development offerings to large law firms.

In January 2010, we merged our Hildebrandt and Baker Robbins businesses into a single consultancy. Hildebrandt Baker Robbins helps law firms, legal departments and other professional service organizations plan, implement and measure key strategic, management, operations and technology goals.

Major Brands	Type of Product/Service	Target Customers
West WestlawNext Westlaw Westlaw Litigator Westlaw Business	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals
Sweet & Maxwell IDS Aranzadi Karnov Lawbook Brookers La Ley Lawtel	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
Carswell	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
Thomson CompuMark SAEGIS	Trademark search and protection information services	Business, legal and trademark professionals
Elite Elite 3E	Law firm operations and financial management software, business intelligence	Lawyers, law firm finance and operations
FindLaw HubbardOne	Online legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals
Westlaw Deposition Services West Case Notebook West LiveNote	Online research tools, case analysis software and deposition technology and services to support each stage of the litigation workflow	Lawyers, paralegals, courts and court reporters
Hildebrandt Baker Robbins	Strategic, technology, operations and information consulting advisory services	Lawyers, law firm finance, operations and business development professionals

COMPETITION

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, as well as practice management software and client development services.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of technology and information solutions, as well as integrated tax compliance and accounting software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government. In 2010, Tax & Accounting plans to launch its Global Tax Workstation, which is a key element of the segment’s growth strategy.

Effective January 1, 2010, Tax & Accounting was reorganized into two global businesses – Workflow & Service Solutions and Business Compliance & Knowledge Solutions. The description of Tax & Accounting contained below reflects how the segment was structured and managed through December 31, 2009.

Thomson Reuters Annual Report 2009

RESEARCH & GUIDANCE

Research & Guidance delivers integrated information-based solutions, expert guidance, workflow tools and continuing professional education (CPE) to tax and accounting professionals in the professional, corporate, legal, government and academic markets.

Checkpoint, a flagship offering of Tax & Accounting, provides information-based solutions, expert guidance and workflow tools on one integrated platform. Checkpoint provides expert analysis from other Tax & Accounting products and brands, such as RIA, WG&L and PPC. PPC’s Accounting & Auditing Guidance on Checkpoint provides professionals with access to PPC guidance and practice aids, all hyperlinked with RIA and WG&L editorial materials and news. Research & Guidance also offers a full range of customized CPE and training solutions, including PPC, RIA, PASS Online, GearUp, MicroMash, Reqwired, AuditWatch and Quickfinder.

Paisley is a leading software provider of governance, risk and compliance (GRC) solutions to multinational corporations, large accounting and consulting firms. Paisley has allowed Tax & Accounting to expand into the growing GRC market throughout 2009.

PROFESSIONAL SOFTWARE & SERVICES

Professional Software & Services delivers software, online products and services that provide business automation solutions for accounting firms in the areas of tax compliance, accounting, firm management and client services.

CS Professional Suite is a suite of products and services designed by accountants for accountants to manage workflow processes in professional accounting firms. Enterprise Suite is an integrated family of tax preparation, engagement, practice management, and document and workflow management solutions developed exclusively for large firms. myPay Solutions is a service-bureau payroll offering specifically designed for accounting firms, allowing them to offer comprehensive payroll services to their clients.

CORPORATE SOFTWARE & SERVICES

Corporate Software & Services delivers integrated online software and managed services that help automate taxation and corporate compliance for tax and accounting professionals regarding income tax, property tax, trust tax, tax provisions, transfer pricing, and sales and use tax. Our flagship product, ONESOURCE, is an online platform that enables corporate tax departments to access tools, manage their workflow and keep track of vital information.

The Abacus Enterprise suite of products and related business operations offer corporate income tax software products to customers in the U.K., Ireland, the Netherlands, New Zealand and Hong Kong and supply VAT compliance software for 19 countries across Europe and Asia-Pacific.

Sabrix is a leading provider of global transaction tax software and services. Sabrix has expanded our expertise in tax determination, as well as our ONESOURCE transaction tax compliance offering.

INTERNATIONAL

Tax & Accounting also encompasses businesses outside the U.S. with locations in Australia, New Zealand, Denmark, the U.K., Ireland, Canada, India and Argentina. These businesses deliver software and online products as well as authoritative and relevant information for tax and accounting professionals within their countries and around the world. Tax software solutions include products such as PowerTax in Australia and Digita in the U.K., and content brands include Carswell in Canada, Forlaget in Denmark and LaLey in Argentina.

Major Brands	Type of Product/Service	Target Customers
Research & Guidance: Checkpoint RIA Paisley PPC WG&L Quickfinder	Integrated information-based solutions, expert guidance, workflow tools and CPE	Professional accounting firms, corporate, finance and accounting departments, law firms and governments
Professional Software & Services: CS Professional Suite Enterprise Suite myPay Solutions	Software and online products and services that provide business automation solutions for tax compliance, firm management and client services	Professional accounting firms

Thomson Reuters Annual Report 2009

Major Brands	Type of Product/Service	Target Customers
Corporate Software & Services: ONESOURCE Income Tax ONESOURCE Tax Provision ONESOURCE Transfer Pricing ONESOURCE Sales & Use Tax ONESOURCE Property Tax ONESOURCE Trust Tax ONESOURCE 1099 Abacus Sabrix	Integrated online software and managed services that help automate various areas of taxation and corporate compliance	Corporate, legal, bank and trust market
International: Tax Solutions Group Brookers Online Carswell LaLey Forlaget Digita PowerTax	Software products that help automate various areas of taxation and online and print information-based solutions and expert guidance	Corporate and professional accounting firms

COMPETITION

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer (which includes CCH). Other major competitors include Intuit in the professional software and services market and CORPTAX (owned by MLM Information Services) and Vertex in the corporate software and services market. Tax & Accounting also competes with other providers of software and services.

HEALTHCARE & SCIENCE

Our Healthcare & Science business is a leading provider of information, tools, analytics and decision support solutions that help organizations improve healthcare efficiency and quality and speed scientific discovery.

HEALTHCARE

Our healthcare solutions enable hospitals, clinicians, employers, health plans and governments to more effectively manage cost, quality, market positioning and enterprise growth.

Through our Medstat Advantage Suite, MarketScan databases and DataProbe, we provide decision support systems, market intelligence, benchmarking and research for managing the purchase, administration and delivery of health services and benefits. These products also help identify fraud and inefficiencies in the healthcare system. Our decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industries, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community.

Our Micromedex suite of solutions helps ensure medication safety in more than 3,200 U.S. hospitals and in 80 countries around the world as of December 31, 2009. Solutions include evidence-based drug, disease, toxicology reference and patient education information developed from scientific and clinical literature by expert editors, and deployed direct to clinicians at the point of care.

Our solutions for hospitals, including the 100 Top Hospitals studies, pull from a rich source of public and proprietary data on hospital performance. Healthcare providers use this market intelligence and benchmarking data to assess local market share and competition to identify growth opportunities and to evaluate performance inside their organizations. They also use this information to compare their financial, operational and clinical performance against peers and top performers, to identify opportunities to improve. Healthcare provides hospitals and health systems with one of the most comprehensive and valuable sets of decision support capabilities to improve quality and reduce costs.

SCIENCE

Our science solutions provide research and development (R&D) professionals with content and technologies that assist them in all stages of the R&D cycle, from scientific discovery to product release. Our Science business consists of our Scientific & Scholarly Research and Life Sciences units.

Scientific & Scholarly Research produces solutions that support scholars and researchers across the research workflow.

Thomson Reuters Annual Report 2009

Our ISI Web of Knowledge platform provides researchers and scholars with access to an integrated collection of databases which, as of December 31, 2009, covered approximately 23,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, and approximately 110,000 meetings and conference proceedings. EndNote is used by millions of researchers, scholarly writers, students and librarians to search online bibliographic resources, organize references and locate full text automatically. Cite While You Write eliminates retyping references by formatting citations and the bibliography for a paper instantly. EndNote Web allows users to share groups and transfer references between the desktop and Internet, making collaboration easier. Discovery Logic provides increased decision support analytics and workflow solutions to academic, government, non-profit and commercial professionals. ScholarOne’s products are used by scientific, technical and medical journal publishers and scientific conference organizers and allow research authors, peer reviewers and journal editors to streamline and accelerate processes for article and conference-related submissions, reviews and evaluation.

LIFE SCIENCES

Life Sciences provides content and analytics to pharmaceutical, biotechnology and other life sciences companies to improve R&D productivity and lower the cost and time of bringing a product to market.

Life Sciences provide extensive drug-specific information for all stages of the product lifecycle to customers in the fields of biology, chemistry, licensing, business development and competitive intelligence. As of December 31, 2009, the Life Sciences businesses supplied information about the R&D portfolios of more than 40,000 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.

Major Brands	Type of Product/Service	Target Customers
Micromedex
Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information
Physicians, pharmacists, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies and insurance companies
Medstat Advantage Suite	Decision support products integrating benchmarks and analytics designed to achieve better healthcare outcomes for individuals and improve the financial health of the organization	Large employers, governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and health services research providers
100 Top Hospitals	Benchmarking databases and market intelligence, integrated with analytics to support operational improvement, clinical performance improvement, strategic planning and marketing	Hospitals and health systems, administrative staff, service line planners, patient safety and quality managers, business development, marketing, and financial and operations managers
ISI Web of Knowledge
Comprehensive and integrated platform that includes the Web of Science as well as third party-hosted content, editorially selected websites, and tools to access, analyze and manage research information
Research scientists and scholars, government agencies, research libraries and universities and colleges
Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges
Thomson Pharma	Integrated online platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Pharmaceutical and biotechnology companies
Prous Science Integrity	Integrated online platform delivering drug discovery content and analytic functionality for biologists and chemists	Pharmaceutical and biotechnology companies, academic centers and research institutes

Thomson Reuters Annual Report 2009

COMPETITION

The principal competitors of Healthcare & Science in the clinical and drug information market are Reed Elsevier and Wolters Kluwer. Within provider management decision support, Premier and MedAssets are principal competitors. Within the payer management decision support market, our principal competitor is Ingenix (a division of UnitedHealth Group). Principal competitors in the Life Sciences market are Reed Elsevier, Wolters Kluwer and Chemical Abstracts Services (CAS).

CORPORATE HEADQUARTERS

Our corporate headquarters seeks to foster a group-wide approach to management while allowing the Markets and Professional divisions sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ three primary areas of focus are strategy and capital allocation, technology and innovation and talent management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration and training and development.

Our corporate headquarters are located in New York, New York with major operations in the United Kingdom, India and Eagan, Minnesota.

TECHNOLOGY

Over the last few years, we have made significant investments in our technology. We had approximately $1 billion of technology-related capital expenditures in 2009, which represented approximately 88% of our total capital expenditures for the year. We believe that our ability to keep investing in our company throughout the recent economic downturn will provide us with competitive advantages as the global economy recovers. As the world continues to professionalize, we believe that there will be an increased demand for our products and services. We are focused on constantly improving our technology infrastructure to meet this growing demand at an appropriate cost.

In order to provide intelligent information to business and professional customers around the world, we focus on integrating our proprietary content with technology. In particular, we use technology to maximize the value of our information. We continuously are improving our algorithms, search capabilities, user interfaces, workflow, collaboration tools, data and overall product performance in order to increase our customers’ efficiency and effectiveness.

We are continuing to develop our online delivery platforms, taking advantage of the latest technologies. Our platforms allow us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. For various global products, we use a common database platform that supports multiple applications. This allows us to deploy products quickly into numerous markets, especially where we provide country or industry-specific information that is combined with data that is used in other Thomson Reuters products.

We are also focused on further improving efficiencies through the Reuters integration program. We believe these initiatives will lower costs and enhance our competitive position.

—
We are reducing the complexity and increasing the efficiency of our underlying data center infrastructure through virtualization, automation and standardization. This initiative should also result in a smaller carbon footprint.

—
In our Markets division, our data distribution strategy is designed to provide a best-in-class low latency distribution architecture for financial instrument prices. We believe this initiative will help us scale more economically for future revenue growth opportunities.

—	We are also simplifying network design in our communications infrastructure.

INTELLECTUAL PROPERTY

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, books, journals, compact discs, dedicated transmission lines and mobile devices. Our principal IP assets include patents, trademarks, databases and copyrights in our content and in our trade names. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through our normal acquisition process. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations as well.

Thomson Reuters Annual Report 2009

RESEARCH AND DEVELOPMENT

Innovation is essential to our success and is one of our primary bases of competition.

We have a research and development (R&D) team that plays a significant role in the development of many of our products, services and technology. The R&D team works closely with our businesses from the time of idea generation to product launch. The R&D team is comprised of research scientists and software developers with backgrounds in mathematics, linguistics, psychology, computer science and artificial intelligence.

The R&D team has filed a number of patents related to unique entity extraction, concept search, document linking and categorization solutions. Our R&D team also publishes academic papers each year. Recent topics included machine learning algorithms and information retrieval. Individuals in the group have also published a book on natural language processing.

SALES AND MARKETING

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services through the Internet. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs. A number of our businesses also use the Internet to provide product support to existing customers.

ENVIRONMENTAL MATTERS

We deliver most of our information and services electronically, which saves trees in printing and fossil fuel in shipping. As a result, our business has a relatively low environmental impact. In 2009, we derived approximately 90% of our revenues from electronic, software and services.

We also seek to operate our central data centers as efficiently as possible. We have installed videoconference units in our largest locations to reduce travel. We are also refining a data-gathering system to provide a comprehensive assessment of our global resource consumption, concentrating on relevant indicators such as energy and water consumption and waste production. One additional way we address global environmental challenges is through the information we provide to customers and the public. Through Reuters Media, we provide news on these topics, and encourage debate and increased awareness via dedicated environment-focused blogs and video channels.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is an integral part of the way we do business. We have a CR policy that sets forth how we manage our relationships with stakeholders in four areas: our workplace (employees), the community (the places and societies in which we operate), the marketplace (customers, suppliers and investors) and the environment. By articulating focus areas, we are able to define our response to global standards and charters in ways that are meaningful and relevant to our business. Our current CR priorities are diversity, community impact, responsible sourcing and the environment. During 2009, we launched implementation plans for these priorities, including measurement, reporting and governance, and worked with key owners across the company to assess necessary actions to bring our performance in line with legislative requirements, specific quantitative goals or our own CR ambitions. We have also engaged external experts to help develop our CR framework. We review our performance against these priorities at least annually.

The Thomson Reuters Foundation leverages the skills and expertise across the corporation to increase trust and access to the rule of law, to save lives through the provision of trusted information and to improve standards of journalism. The Thomson Reuters Foundation recently developed two new programs. At the end of 2009, the Foundation launched an Emergency Information Service, which provides critical information to populations affected by natural disasters. In 2010, the Foundation plans to launch TrustLaw, which will provide information, resources, legal news and support materials for legal professionals around the world who are involved in pro bono work.

ACQUISITIONS AND DISPOSITIONS

In 2008, we completed our acquisition of Reuters for approximately $16 billion. During the last three years, we also made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. These acquisitions have expanded our product offerings, enabled us to enter adjacent markets, tap new revenue streams and achieve cost efficiencies.

Thomson Reuters Annual Report 2009

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. The most significant of these was our sale of Thomson Learning in 2007. For more information on acquisitions and dispositions that we made in the last three years, please see the “Management’s Discussion and Analysis” section of this annual report.

EMPLOYEES

The following table sets forth information about our employees as of December 31, 2009.

Thomson Reuters	55,000
Americas	27,700
Europe, Middle East and Africa	12,100
Asia	15,200

Markets division	27,800
Professional division	23,600
Legal	14,300
Tax & Accounting	4,700
Healthcare & Science	4,500
Corporate headquarters	3,600

Although we have not yet reached a new collective bargaining agreement with a union that represents approximately 420 employees, we believe that we generally have good relations with our employees, unions and work councils and our senior management team is committed to maintaining those good relations.

PROPERTIES AND FACILITIES

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2009.

Facility	Approx. sq. ft.	Owned/ leased	Principal use
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and West operating facilities
3 Times Square, New York, New York	435,300	Owned/leased2	Thomson Reuters headquarters and Markets division operating facilities
195 Broadway, New York, New York	435,200	Leased	Markets division and Tax & Accounting offices
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting operating facilities
Boston, Massachusetts1	358,300	Leased	Markets division operating facilities
Geneva, Switzerland	291,160	Owned	Markets division operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Markets division operating facilities
RMZ Infinity, Bangalore, India	248,000	Leased	Markets division operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Markets division Dockland’s Technical Center

1	Consists of three addresses.
2
We lease this facility from 3XSQ Associates, an entity now owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters.  435,300 sq. ft. represents the net amount of space that we currently use under our lease.  The lease covers a total of 692,200 sq. ft., of which 256,900 sq. ft. has been sub-leased.

Thomson Reuters Annual Report 2009

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by future downturns in the markets that we serve.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in our major markets in North America, Europe and Asia. The global recession in 2009 caused disruptions and volatility in economies worldwide, particularly in the financial services industry. Although the global economy has shown some recent signs of improvement and recovery, future downturns in the financial services industry, a prolonged recession in one or more of the countries in which we operate or significant trading market disruptions or suspensions could adversely affect our business. Any one or more of these events may contribute to reduced activity by our customers, decrease demand for our products and services, and adversely affect suppliers and third parties on whom we depend. The recent economic recession also impacted the legal industry, causing a number of law firms to increase their focus on reducing costs. In 2009, we derived approximately 86% of our revenues from financial and legal customers. Cost-cutting by any of our customer segments may also adversely affect our financial results.

We operate in highly competitive markets and may be adversely affected by this competition.

The information and news industries are highly competitive. Many of our principal competitors have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are also enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. Our competitors may acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require us to reduce the price of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced, which may adversely affect our financial results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, several companies and organizations have made certain legal and financial information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products. Public sources of free or relatively inexpensive information may reduce demand for our products and services. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs for intelligent information solutions and maintaining a strong position in the sectors that we serve. As the information and news services industries undergo rapid evolution, we must be able to anticipate and respond to our customers’ needs in order to improve our competitiveness. For example, we have made significant investments in the development and promotion of new products, such as WestlawNext and a new suite of desktop products. In addition, we plan to grow by attracting new customers and expanding into new geographic markets such as Asia, Latin America and the Middle East. It may take us a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate revenues may be adversely affected.

In our Professional division, our customers have increasingly been seeking products and services delivered electronically and migrating away from higher margin print and CD products.

Thomson Reuters Annual Report 2009

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2009, 86% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, however, certain arrangements are cancelable quarterly, particularly within our Markets division. In addition, the renewals of longer-term arrangements are often at the customer’s option. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

We are dependent on our ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of our electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause our systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on our business and results of our operations. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, handle and deliver data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include:

—	the emergence of proprietary data feeds from other markets;

—	high market volatility;

—	decimalization;

—	reductions in trade sizes resulting in more transactions;

—	new derivative instruments;

—	increased automatically-generated algorithmic and program trading;

—	market fragmentation resulting in an increased number of trading venues; and

—	multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We are dependent on third parties for information and other services.

We obtain significant information through licensing arrangements with content providers. In addition, we rely on third party service providers for telecommunications, IT support and certain human resources administrative functions. Some providers may seek to increase fees for providing their proprietary content or services. If we are unable to renegotiate commercially acceptable arrangements with these content or service providers or find alternative sources of equivalent content or service, our business could be adversely affected.

Thomson Reuters Annual Report 2009

We may be adversely affected by changes in legislation and regulation.

We may be impacted by legislative and regulatory changes that impact our customers’ industries, in particular customers of our Markets division and Healthcare & Science segment. Specifically, these changes may impact how we provide products and services to these customers. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers in both the Markets and Professional divisions. Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have also become more prevalent in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect our results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our company may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to our company, may adversely affect our results.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

There are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. However, there are also advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region.

Our goodwill is key to our ability to remain a trusted source of information and news.

The integrity of our reputation is key to our ability to remain a trusted source of information and news. Failure to protect our brands or failure to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We may be subject to impairment losses that would reduce our reported assets and earnings.

Goodwill and identifiable intangible assets comprise a substantial portion of our total assets. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, dedicated transmission lines, mobile devices, software-based applications, books, journals and compact discs. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

We operate in an increasingly litigious environment, which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations.

Thomson Reuters Annual Report 2009

We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the U.S. Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that we may be sued for patent infringement.

If an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market and we may be required to compensate the party bringing the suit either by a damages claim or through ongoing license fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim. Responding to intellectual property claims, regardless of the validity, could also be time consuming and could require us to release source code to third parties, possibly under open source license terms.

Our credit ratings may be downgraded, or adverse conditions in the credit markets may continue, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings or further adverse conditions in the credit markets may impede our access to the debt markets or raise our borrowing rates.

Currency fluctuations and interest rate fluctuations may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currency. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements.

Substantially all of our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Our hedging strategies against currency risk could also impact our financial results when the U.S. dollar strengthens against other currencies. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategies. As greater focus has been placed on executive compensation at public companies, in the future, we may be required to alter our compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside of our control. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 55% of our shares as of March 10, 2010. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of the our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

Thomson Reuters Annual Report 2009

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

We have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our strategies have historically resulted in decisions to dispose of assets or businesses that were no longer aligned with strategic objectives. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Benefits from our integration program may not be achieved to the extent, or within the time period, currently expected.

In February 2010, we raised our combined run-rate savings target for our integration and legacy savings programs by $200 million to $1.6 billion by year-end 2011. Our integration program involves investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data center rationalization. We may encounter difficulties during this process that could eliminate, reduce or delay the realization of the savings that are currently expected. Among other things, these difficulties could include:

—	unexpected issues, higher than expected costs and an overall process that takes longer than originally anticipated;

—	our inability to successfully integrate operations, technologies, products and services;

—	loss of key employees;

—	modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

—	the diversion of management’s attention from day-to-day business or developing longer-term strategy as a result of the need to deal with integration and savings program issues.

As a result of these difficulties, the actual savings generated may be less, and may take longer to realize, than is currently expected.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Founders Share enables the Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Thomson Reuters Annual Report 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our 2009 annual financial statements and the related notes to those financial statements. We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business and how we earn revenues, together with information on key factors and trends affecting our business;

•	Results of Operations – a discussion that compares our 2009 and 2008 results, both on a consolidated and a segment basis;

•
Liquidity and Capital Resources – a discussion of changes in our cash flow, together with information about our outstanding debt and resources available to us to finance existing and future commitments;

•	Outlook – our current business and financial outlook for 2010;

•	Related Party Transactions – a discussion of transactions that we have entered into with our principal shareholder and others;

•	Subsequent Events – a discussion of material events occurring after December 31, 2009 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other financial information and required disclosures; and

•	Appendices – supplemental information, reconciliations and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” and “GBP” are to British pounds sterling. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2010 financial outlook;

•	Investments that we have made and plan to make, including acquisitions;

•	Anticipated cost savings to be realized from our integration program; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

This management’s discussion and analysis is dated as of March 10, 2010.

Thomson Reuters Annual Report 2009

OVERVIEW

EXECUTIVE SUMMARY

2009 was the first full year of Thomson Reuters, and it was a year of unprecedented challenge and achievement for the company. Despite challenging global markets, Thomson Reuters delivered strong performance in 2009 and continued to invest in key projects that are designed to help us accelerate growth and deliver long-term value to shareholders.

We delivered resilient financial performance in 2009. Compared to our 2008 pro forma(1) results:

•	Our 2009 revenues from ongoing businesses before currency(1) were comparable to 2008;

•	Our underlying operating profit margin(1) increased 40 basis points to 21.3%, driven by continued progress on integration programs, strong cost management and the benefit of currency; and

•	Our underlying free cash flow(1) increased to $2.1 billion from $1.9 billion.

In 2009, our company was successful in addressing our three strategic priorities for the year:

•	Integration – We are ahead of schedule on the integration plan for Reuters, including on planned acquisition cost savings. As of year-end 2009, we had achieved $1.1 billion in run-rate savings;

•
Globalization – Last year, we took steps to expand our position in the world’s fastest growing markets, notably within our Professional division, complementing the established positions of our Markets division; and

•
Scale economics – This refers to our efforts to make the whole of the company greater than the sum of its parts. This work encompasses many individual company-wide projects, including driving scale by developing technology platforms and data centers, managing talent and capital allocation, and investing in a common brand to benefit all units.

We believe that the worst of the economic downturn stemming from the financial crisis is behind us. We entered 2010 with positive sales momentum, as we recorded positive net sales in the fourth quarter of 2009 for the company as a whole. Further, as part of our globalization strategy, we are continuing to seek opportunities in rapidly developing economies such as Brazil, China and India, which were largely unaffected by the global recession, and which are expected to lead global economic growth in 2010.

In 2010, we plan to intensify our focus on growth and efficiency, folding our 2009 strategic priorities into these two overarching objectives. 2010 will be another year of important investment for Thomson Reuters, with the final year of heavy integration spending in Markets, the release of important new product platforms, and targeted investments in higher growth units and emerging markets.

For more information regarding our 2009 financial performance and 2010 outlook as well as the basis of presentation for the above financial information please, see the section entitled “Results of Operations” below. For more information about our strategic objectives, please see the “Business” section of this annual report.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through more than 50,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

We also report a Corporate & Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program costs. In 2008, this category also included transaction costs associated with the Reuters acquisition.

(1)	Refer to Appendices A and B for additional information on non-IFRS and pro forma financial measures.

Thomson Reuters Annual Report 2009

Our financial statements — Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS. We previously prepared our financial statements in accordance with generally accepted accounting principles in Canada, which we refer to as Canadian GAAP. For more information about our conversion to IFRS, please see the “Adoption of IFRS” section of this management’s discussion and analysis and note 34 of our 2009 annual financial statements.

We acquired Reuters on April 17, 2008 and changed our name to Thomson Reuters that day. Under accounting rules, we only include Reuters results from the closing date of the acquisition (and not for periods prior to that date). However, for informational purposes, we have also included “pro forma” results for 2008 in the “Results of Operations” section of this management’s discussion and analysis. Pro forma results present the hypothetical performance of our business as if Reuters had been part of our company for all of 2008. These pro forma results provide a better comparison of our 2009 and 2008 performance. Appendix A of this management’s discussion and analysis provides a reconciliation of our 2008 pro forma financial information previously prepared under Canadian GAAP to that under IFRS.

REVENUES

Our revenues are derived from a diverse customer base, with our largest customer accounting for approximately 1% of our revenues in 2009 and 2008.

Below, we provide information regarding our 2009 revenues by media, type and geographic area. We also provide comparative 2008 information on a pro forma basis.

Revenues by Media(1)	Revenues by Type(1)	Revenues by Geography(1)

(1)	Based on revenues from ongoing businesses; refer to Appendix B for information on this measure.

By media. We deliver most of our information online, through dedicated transmission lines and to mobile devices. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We also distribute our information in print and CD format. Increasingly, our customers have been purchasing products and services delivered electronically and have migrated away from print and CD products.

In 2009 and 2008, approximately 90% of our revenues were derived from electronic, software and services. Within our portfolio, software and services tend to be less capital intensive, have high growth rates and yield a higher return on investment than print and CD products. However, print and CD products typically have a higher incremental profit margin than software and services. Therefore, changes in our revenue mix may impact our operating margins. In the long term, we expect that electronic, software and services as a percentage of our total revenues will gradually increase as we continue to emphasize online delivery, add more solution-based and software-based businesses to our portfolio, and as emerging economies continue to incorporate technology into their workflows.

By type. We believe that one of the competitive advantages of our business is our recurring revenue model. By recurring, we mean that we derive a significant percentage of our revenues from subscription or similar contractual arrangements, which customers tend to renew from year to year. Recurring revenues were 86% in 2009 compared to 85% in 2008. Recurring revenues include recoveries, which are low margin revenues we collect and pass through to a third party provider, such as stock exchange fees.

Thomson Reuters Annual Report 2009

Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. This lag effect was one reason why we reported revenue growth through much of 2009, even as net sales (sales less cancellations) were negative. The lag effect is another reason why we believe our revenues will be slower to return to growth in 2010 compared to other businesses that are not subscription-based.

Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, certain arrangements are cancelable quarterly, particularly within our Markets division. A significant portion of our arrangements are for three year terms or longer, after which they automatically renew or are renewable at the customer’s option. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

By geography. We segment our revenues geographically by origin of sale. Our geographic segments are Americas, EMEA (Europe, Middle East and Africa) and Asia. In 2009, revenues were 59% (58% in 2008) from the Americas, 30% (32% in 2008) from EMEA and 11% (10% in 2008) from Asia. In the long-term, we expect that our revenues from Asia, Latin America and the Middle East will increase as the number of professionals in those markets continues to grow.

We can modify and offer globally many of the products and services we have developed originally for customers of a given market. For various global products, we use a common database platform that supports multiple applications. This allows us to deploy products quickly into numerous countries, especially where we provide country or industry-specific information that is combined with data that is used in other Thomson Reuters products. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell globally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale.

Because of the dynamic nature of our products and services, we do not analyze our revenue base using traditional price versus volume measurements.

EXPENSES

A majority of our expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase. When our revenues decline, we become less profitable. Our most significant operating expense is staff costs. Staff costs are comprised of salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation and represented approximately 51% of our 2009 operating expenses, excluding the effects of fair value adjustments. Goods and services comprise the next largest category, comprising approximately 26% of our 2009 operating expenses. See note 5 of our 2009 annual financial statements for additional details about our operating expenses.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration program expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

ACQUISITIONS AND DISPOSITIONS

Acquisitions have always played a key role in our corporate strategy. On April 17, 2008, we acquired Reuters for approximately $16 billion in cash and equity consideration. For additional details on the acquisition of Reuters, see note 29 to our 2009 annual financial statements.

While the Reuters acquisition was transformational to our business, our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our offerings to better serve our customers. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings.

Thomson Reuters Annual Report 2009

The following chart provides information about acquisitions we completed in 2009 and 2008:

Net Aggregate Cash Cost
2009	2008
$349 million	$8.5 billion (2)

(1)	Comprised of acquisitions of businesses and investments in businesses.
(2)	Includes net cash cost for Reuters of $8.1 billion (cash consideration of $8.45 billion plus transaction costs, less cash acquired).

Approximately 50% of our 2009 acquisitions were made outside of the U.S., reflecting our increasing focus on globalization. Newly acquired businesses contributed a 1% increase to our revenues in 2009 compared to 2008, and primarily impacted our Tax & Accounting segment. Generally, the businesses we acquire initially have lower margins than our existing businesses.

As part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy. In 2009, we received net proceeds of $56 million from the sale of businesses. In 2008, we realized net proceeds of $244 million from various disposal activities, which included the sale of copies of certain databases in order to obtain regulatory approval for the Reuters acquisition and the sale of other businesses and investments, including a non-controlling interest in a subsidiary. See the section entitled “Tradeweb Partnership” for discussion of our sale of a non-controlling interest in that business.

INTEGRATION PROGRAM

In 2008, we commenced an integration program related to the Reuters acquisition. Our initial efforts were directed at realizing cost synergies through headcount reductions, retiring legacy products in our Markets division, pursuing revenue synergies across Thomson Reuters and becoming one company in one year. In 2009, we focused our efforts on:

•	Retiring additional legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

Thomson Reuters Annual Report 2009

These projects will continue in 2010. Since these projects are longer in term, the increases in the program’s run-rate savings slowed in 2009. However, in February 2010, due to the success of our efforts to date and because we continue to identify additional savings opportunities, we raised our 2011 aggregate savings target by $200 million to $1.6 billion. This compares to our original target of $1 billion when we announced the Reuters acquisition in May 2007 and the $1.2 billion target when we closed the acquisition in April 2008. The additional savings are expected to come from taking further advantage of our global infrastructure and data center efficiencies. To achieve these savings, we expect to make additional one-time investments of $275 million. Therefore, the remaining spending target for the integration program is $600 million in the next two years and will be completed by the end of 2011.

The table below summarizes the run-rate savings we have achieved and the annual savings (including legacy efficiency programs) we expect to achieve by program completion in 2011, as well as the actual and projected costs to achieve these savings levels.

(millions of U.S. dollars)	2008 Actual	2009 Actual	2010 Target	Total Program Target (by 2011)
Run-rate savings	750	1,075	1,400	1,600
One-time costs	468*	506	475	1,574*

* 2008 and total program costs exclude $68 million of transaction-related expenses.

Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration program expenses are reported within Corporate & Other.

USE OF NON-IFRS AND PRO FORMA FINANCIAL MEASURES

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (or revenues excluding the effects of foreign currency);

•	Operating profit from ongoing businesses;

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance. Please see Appendix B for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

As the Reuters acquisition closed on April 17, 2008, our 2009 results include the impact of the acquisition for the entire period, whereas 2008 only includes results from the closing date. Due to the significant impact of the Reuters acquisition on our results, we also provide our 2008 results on a pro forma basis. Pro forma results present the hypothetical performance of our business as if Reuters had been part of our company for all of 2008. These pro forma results provide a better comparison of our 2009 and 2008 performance.

Please see Appendix A of this management’s discussion and analysis for a reconciliation of our 2008 pro forma financial information previously prepared under Canadian GAAP to IFRS.

Non-IFRS and pro forma financial measures are unaudited.

Thomson Reuters Annual Report 2009

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Below, we discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis. We separately identify the effect of foreign currency on our reported revenues.

CONSOLIDATED RESULTS – IFRS AND PRO FORMA RESULTS

The following table provides a summary of our results for 2009 on an IFRS basis and 2008 on a pro forma basis:

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	Pro Forma (1) 2008
Revenues	12,997	13,441
Operating profit	1,575	1,942

Non-IFRS Financial Measures (1)
Revenues from ongoing businesses	12,948	13,283
Underlying operating profit	2,754	2,778
Underlying operating profit margin	21.3%	20.9%
Adjusted earnings from continuing operations	1,541	1,512
Adjusted earnings per share from continuing operations	$1.85	$1.82

(1)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.

Foreign currency effects. With respect to the average foreign exchange rates we use to report our results, the U.S. dollar strengthened in 2009 against other major currencies, such as the British pound sterling and Euro, compared to 2008. Reflecting our currency mix of revenues and expenses, this fluctuation negatively impacted our revenues in U.S. dollars, but positively impacted our operating profit margins in 2009 compared to 2008. See the section entitled “Financial Risk Management” for additional information.

Revenues. The following table provides information about our revenues:

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	Pro Forma (1) 2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses (1)	12,948	13,283	(1%)	1%	(3%)	(3%)
Revenues from disposals (1)	49	158	n/m	n/m	n/m	n/m
Revenues	12,997	13,441	n/m	n/m	n/m	(3%)

(1)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.
n/m = not meaningful.

Total revenues and revenues from ongoing businesses both decreased 3% in 2009 compared to 2008. Revenues from ongoing businesses were unchanged in 2009 compared to 2008 on a constant currency basis, as a 1% decrease in revenues from existing businesses was offset by a 1% increase in revenues from acquired businesses.

Revenues from existing businesses decreased as higher subscription-based revenues were more than offset by lower recoveries, transaction, print and usage-based revenues. We experienced strong growth in our Tax & Accounting and Healthcare & Science businesses, as well as in our Legal subscription business. However, we recorded declines in our print and non-subscription Legal business, as well as from the impact of negative net sales in our Markets business, reflecting the adverse global economic conditions. Given the subscription nature of our business, the impact from lower net sales on our revenues tends to lag the economic cycle. Acquired businesses primarily represented our 2008 acquisition of Paisley, a provider of governance, risk and compliance solutions in our Tax & Accounting segment.

Thomson Reuters Annual Report 2009

The following chart illustrates the diversity of our business in terms of our customers, products and global footprint. In 2009, this diversity enabled our faster growing businesses to compensate for those businesses that were most impacted by the broader economic environment. As a result, we maintained our overall revenue base, of which over two-thirds increased in 2009.

Americas: 59%	EMEA: 30%	Asia: 11%
Recurring: 86%
Operating profit. The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Year ended December 31,
(millions of U.S. dollars)	2009	Pro Forma (1) 2008
Operating profit	1,575	1,942
Adjustments:
Integration program costs	506	468
Amortization of other intangible assets	499	505
Fair value adjustments	170	(117)
Disposals	13	(38)
Other operating gains, net	(9)	(68)
Impairment of assets held for sale	-	86
Underlying operating profit (1)	2,754	2,778
Underlying operating profit margin (1)	21.3%	20.9%

(1)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.

Operating profit decreased $367 million, or 19%, in 2009 compared to 2008. The decrease was primarily the result of higher Corporate & Other costs due to unfavorable fair value adjustments, higher spending on our integration programs and higher pension costs.

Underlying operating profit decreased $24 million, or 1%, in 2009 compared to 2008 and the corresponding profit margin increased 40 basis points to 21.3%. The decline in underlying operating profit was partly attributable to higher corporate costs, including an increase in non-cash pension expense of approximately $30 million. The increase in margin was attributable to integration savings, strong cost management and the benefit of currency, partially offset by an unfavorable revenue mix and dilution from acquisitions. The mix of our revenues negatively impacted margin, as higher-margin print and transaction-based revenues in Legal decreased, while lower-margin but higher-growth businesses in Tax & Accounting and Healthcare & Science expanded.

Thomson Reuters Annual Report 2009

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	Pro Forma (1) 2008
Earnings attributable to common shareholders	844
Adjustments:
Disposals	13
Fair value adjustments	170
Other operating gains, net	(9)
Other finance costs	242
Other non-operating charge	385
Share of post-tax earnings in equity method investees	(7)
Tax on above	(40)
Amortization of other intangible assets	499
Discrete tax items (2)	(531)
Discontinued operations	(23)
Dividends declared on preference shares	(2)
Adjusted earnings from continuing operations (1)	1,541	1,512	(1)
Adjusted earnings per share from continuing operations (1)	$1.85	$1.82	(1)

(1)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.
(2)	Discrete tax items include a $496 million tax benefit. See the discussion below entitled “Tax benefit (expense)” for additional information.

Adjusted earnings and adjusted earnings per share from continuing operations increased in 2009 compared to 2008 as the decrease in underlying operating profit and higher integration program costs were more than offset by lower interest expense and a lower effective tax rate.

CONSOLIDATED RESULTS – IFRS BASIS

The following table summarizes selected financial results for the periods indicated:

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
Revenues	12,997	11,707
Operating profit	1,575	1,668
Earnings from continuing operations	844	1,320
Net earnings	867	1,321
Earnings attributable to common shareholders	844	1,307
Diluted earnings per share from continuing operations	$0.99	$1.68
Diluted earnings per share	$1.01	$1.68

Revenues. Revenues increased 11% in 2009 compared to 2008. The increase was comprised of 15% from acquired businesses offset by a 3% unfavorable impact from foreign currency and a 1% decrease from existing businesses. The contributions from acquired businesses were primarily attributable to the Reuters acquisition, which closed on April 17, 2008, as well as our acquisition of Paisley, which is part of our Tax & Accounting segment. Revenues from existing businesses decreased as lower revenues from our Markets and Legal businesses, which were more sensitive to the economic downturn, more than offset increases from our Tax & Accounting and Healthcare & Science segments.

Operating profit. Operating profit decreased 6% in 2009 compared to 2008. The decrease was principally due to unfavorable fair value adjustments. Our results for 2009 included Reuters for the entire year, whereas our results for 2008 included Reuters beginning on April 17, 2008. Accordingly, our Markets division operating profit increased, as did amortization of other intangible assets associated with the acquisition. Operating profit also reflected the benefits of efficiencies resulting from integration programs and cost controls.

Operating expenses. Operating expenses increased approximately $1.2 billion, or 14%, in 2009 compared to 2008, reflecting additional expenses from the acquired Reuters business, which was not owned for the entire year in 2008. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, represented 51% of our expenditures in 2009, excluding the effects of fair value adjustments.

Thomson Reuters Annual Report 2009

Depreciation. Depreciation expense increased $95 million, or 23%, in 2009 compared to 2008. The increase was due to depreciation associated with the acquired Reuters assets as well as capital expenditures.

Amortization of computer software. Amortization of computer software increased $66 million, or 14%, in 2009 compared to 2008. The increase was due to amortization associated with the acquired Reuters assets and other newly-acquired businesses as well as capital expenditures.

Amortization of other intangible assets. Amortization of other intangible assets increased $74 million, or 17%, in 2009 compared to 2008. The increase was due to amortization associated with the acquired Reuters assets. Relative to our other businesses, amortization of other intangible assets was higher in 2009 compared to 2008 as increased expense from newly-acquired assets more than offset the completion of amortization for certain identifiable intangible assets acquired in previous years.

Impairment of assets held for sale. In 2008, in conjunction with our decision to sell our Dialog business, we recognized a charge of $86 million for the impairment of its intangible assets.

Other operating gains, net. In 2009, other operating gains, net, were primarily comprised of a $30 million gain on the sale of a wholly owned subsidiary to a company affiliated with Woodbridge. Please see the section entitled “Related Party Transactions” for further discussion. This gain was partially offset by losses associated with businesses we have sold or intend to sell.

In 2008, other operating gains, net, were primarily comprised of a gain on the sale of a building as well as a gain from the sale of a copy of the Worldscope database, which was a required divestiture in order to obtain antitrust clearance for the Reuters acquisition.

Net interest expense. Net interest expense of $410 million in 2009 was $186 million higher than 2008 reflecting higher borrowings associated with financing the Reuters acquisition. Net interest expense in 2008 also reflected interest income from the investment of the proceeds from the sale of our former Thomson Learning businesses in money market funds prior to using these funds towards the cash portion of the Reuters acquisition consideration.

Other finance (costs) income. Other finance costs were $242 million in 2009 compared to income of $231 million in 2008. The primary reason for the variance related to the impact of changes in foreign currency exchange rates on certain intercompany funding arrangements, which resulted in income in 2008 and expense in 2009. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in earnings when these arrangements are settled, or when they are not considered permanent in nature. In both years, we recorded losses on freestanding derivatives as well as losses on the ineffective portion of certain hedging derivative instruments. In 2009, we recognized a $35 million loss associated with the redemption of certain debt securities prior to their maturity, as discussed in the section below entitled “Financial Position”. The 2008 amount included losses from changes in foreign currency exchange rates on the cash consideration for the Reuters acquisition. See the section entitled “Hedging Program for Reuters Consideration” for further discussion.

Other non-operating charge. In conjunction with the recognition of tax losses that had been acquired in a business combination, we recorded a $385 million reduction to goodwill. We recorded the reduction to goodwill as expense below operating profit because the accounting adjustment was not reflective of our core operating results.

Share of post-tax earnings in equity method investees. Our share of post-tax earnings in equity method investees in 2009 was $7 million compared to a loss of $5 million in 2008. These amounts related to various investments.

Tax benefit (expense). As a global company, our income taxes depend on where we generate revenues around the world, the laws of numerous countries where we operate, and applicable tax treaties between these countries. In 2009, we recorded an income tax benefit of $299 million, which included the following items:

•	The release of a $496 million deferred tax liability related to an intercompany sale of an asset. There was no cash impact from this transaction as the sale was completed in a tax free manner.

•
A $35 million tax benefit for intercompany interest payments not previously considered to be deductible for tax purposes. The recognition of the benefit was a result of negotiations with tax authorities.

Our effective tax rate on earnings from continuing operations in 2009 was (54.9%). Excluding the tax benefits discussed above, as well as all items impacting adjusted earnings and tax thereon, our 2009 effective tax rate on adjusted earnings was 21%, compared to the Canadian corporate income tax rate of 32.3%.

Our effective tax rate on earnings from continuing operations in 2008 was 21%. However this included an $80 million benefit associated with currency and exchange gains taxable at rates lower than those in Canada. This item reduced our 2008 effective tax rate by approximately 5%.

Thomson Reuters Annual Report 2009

Our effective income tax rate in both years was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs from the Canadian corporate tax rate.

We expect our businesses to continue with initiatives to consolidate the ownership of their technology platforms and content, and we expect that a proportion of our profits will continue to be taxed at rates lower than the Canadian statutory tax rate. Additionally, our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the section entitled “Contingencies” for further discussion of income tax liabilities.

Net earnings and earnings per share. Net earnings were $867 million in 2009 compared to approximately $1.3 billion in 2008. The decrease of approximately $450 million primarily reflected significantly higher other finance costs and interest expense and a non-operating charge, partially offset by tax benefits.

Diluted earnings per share were $1.01 in 2009 compared to $1.68 in 2008. Diluted earnings per share also reflected an increase in our weighted average number of shares outstanding, as the shares we issued as part of the Reuters acquisition consideration in April 2008 were outstanding for all of 2009.

SEGMENT RESULTS

A discussion of the operating results of each of our segments follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

We compare the 2009 results of our Markets division to pro forma results for 2008 because the period-to-period comparison of our IFRS results does not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition. Results for our Professional division were not impacted by the Reuters acquisition.

We reclassified certain revenue streams within our Markets segment from our Media business unit to our Sales & Trading business unit as described within the “Markets division” results of operations discussion below. We have also restated our 2008 segment results to be comparable to our 2009 presentation as described within the “Professional division” results of operations discussion below.

Markets division

2009 IFRS Basis Compared to 2008 Pro Forma Basis Results

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	Pro Forma (1) 2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (2)	3,550	3,852	(4%)	-	(4%)	(8%)
Investment & Advisory	2,304	2,371	(3%)	1%	(1%)	(3%)
Enterprise	1,316	1,295	6%	-	(4%)	2%
Media (2)	365	426	(8%)	-	(6%)	(14%)
Markets division total	7,535	7,944	(2%)	-	(3%)	(5%)

Segment operating profit	1,453	1,406				3%
Segment operating profit margin	19.3%	17.7%

(1)	Pro forma financial measures are unaudited; refer to Appendix A for additional information on these measures.

(2)
Results for 2008 have been restated to reflect the 2009 presentation. Effective January 1, 2009, a business previously reported within Media was transferred to Sales & Trading to align these results with our current management structure.

Thomson Reuters Annual Report 2009

Revenues decreased 2% in 2009 compared to 2008 on a constant currency basis. The decrease reflected the impact on the Markets division’s subscription revenues from negative net sales, as well as lower transaction, recoveries and outright revenues. The second half of 2008 and most of 2009 was a difficult economic environment for financial services, which translated into a challenging sales environment for the Markets division in 2009. Given the subscription nature of our business, the impact from lower net sales on our reported revenues tends to lag the economic cycle. Accordingly, although Markets division’s subscription revenues increased 1% for the year, its reported revenues decreased in both the third and fourth quarters of 2009 compared to the same periods in 2008, as the effects of lower net sales were gradually realized in our reported revenues. Subscription revenue increases from our Enterprise business, which has been buoyant throughout the economic cycle and not headcount driven, offset lower desktop subscription revenues resulting from financial sector job cuts. Transactions revenues declined 11%, primarily due to lower volumes in our foreign exchange business. Recoveries declined 8% due to cost control among users and certain exchanges moving toward direct billing of their customers. Outright revenues declined 17% as a result of lower sales of our large software systems.

Geographically, in 2009, revenues increased in Asia, but were more than offset by decreases in the Americas and EMEA.

An analysis of revenues from the Markets division’s businesses, on a constant currency basis, is as follows:

•
Sales & Trading revenues decreased 4% as higher revenues from Commodities & Energy and Treasury were more than offset by lower recoveries, lower foreign exchange transaction volumes and declines in desktop subscriptions resulting from headcount reductions. Our decision to shut down certain legacy products as part of our integration also impacted revenues.

•
Investment & Advisory revenues decreased 2% reflecting continued pressure across customers of Investment Management and Wealth Management to contain costs on datafeeds and headcount due to fee pressures. This resulted in lower desktop revenues. Although revenues from Investment Banking were lower for the year, the sector stabilized in the second half of 2009.

•
Enterprise revenues increased 6%, benefiting from strong customer demand for datafeeds, driven by increased regulatory and reporting requirements and the need to reduce costs through automation of front, middle and back office processes. Higher revenues were led by Enterprise Information, which increased 17%, due to continued customer demand for pricing and reference data and low latency feeds to power trading systems. Revenues from Trade & Risk Management solutions increased 3%, as customers committed on previously delayed buying decisions in the second half of the year.

•
Media revenues decreased 8% primarily due to lower demand for our agency business resulting from consolidation of traditional media outlets and softness in transactions. Advertising revenues from our consumer and professional publishing businesses were lower as well due to reductions in customer budgets throughout the year.

Segment operating profit increased 3% and the related margin increased 160 basis points, despite revenue declines. Approximately, 100 basis points of the margin improvement was attributable to the favorable effects from foreign currency, with the remainder from integration-related savings and effective cost management.

IFRS Results

The following table provides information about Markets division revenues and segment operating profit on an IFRS basis:

	Year ended December 31,
(millions of U.S. dollars)	2009	2008
Revenues	7,535	6,210
Segment operating profit	1,453	1,093
Segment operating profit margin	19.3%	17.6%

Revenues increased 21% in 2009 compared to 2008. The increase was comprised of a 27% increase from acquired businesses, a 4% decrease from the unfavorable effect of foreign currency and a 2% decrease from existing businesses. Contributions from acquired businesses were primarily attributable to the Reuters acquisition, which was completed on April 17, 2008. Segment operating profit increased 33% principally due to the Reuters acquisition. The increases in segment operating profit and the related margin also reflected the realization of benefits from our integration program.

Thomson Reuters Annual Report 2009

2010 Outlook

We believe the worst of the economic downturn stemming from the financial crisis is behind us. During the latter part of 2008 and throughout 2009, governments intervened to support the financial markets and stimulate economic recovery. At the start of 2010, financial institutions are better positioned as they continue to de-leverage. Major market indices, although still subject to volatility, have recovered from the recent lows in early 2009, and there is evidence that transaction levels, industry profits and hiring are accelerating. In the post-crisis environment, we anticipate that customers of the Markets division will continue to focus on regulatory and reporting requirements, risk management and controlling costs. We believe these trends will continue to drive demand for our Enterprise solutions, including pricing and reference data and real-time data feeds. However, some of our other businesses in the Markets division will be slower to recover from lower industry headcount and until transaction levels become more robust. Although improving, assets under management of our customers remain below pre-crisis levels and pressure on manager fee structures is expected to continue. The media market is also expected to continue to undergo structural changes, adversely affecting incumbents and traditional business models. Rapidly developing economies such as China, India and Brazil were largely unaffected by the global recession and are expected to continue to lead global economic growth in 2010 relative to more developed economies.

In 2010, the most important priority of the Markets division is the rollout of Project Utah, our next generation product delivery common platform. We also expect to pursue targeted market opportunities to defend and build share and expand in rapidly developing economies. To transform the scalability of the Markets division’s business and drive further savings, we expect to invest in infrastructure technologies including data centers, data distribution and network communications as well as business systems and processes directed at improving customers’ commercial experience with us.

Professional division

In the first quarter of 2009, we reorganized the Professional division into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment now manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets. Segment information for 2008 was restated to reflect this organizational structure.

The following tables summarize our Professional division revenues and operating profit for 2009 and 2008:

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses (1)	5,421	5,349	1%	2%	(2%)	1%
Revenues from disposals (1)	49	158	n/m	n/m	n/m	n/m
Revenues	5,470	5,507	n/m	n/m	n/m	(1%)

	Year ended December 31,
(millions of U.S. dollars)	2009	2008	% Change
Segment operating profit from ongoing businesses (1)	1,554	1,577	(1%)
Segment operating (loss) profit from disposals (1)	(13)	38	n/m
Segment operating profit	1,541	1,615	(5%)

Segment operating profit margin for ongoing businesses (1)	28.7%	29.5%
Segment operating profit margin	28.2%	29.3%

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

n/m = not meaningful.

Revenues for our Professional division decreased 1%. These results include our Dialog business that was sold in 2008 as well as our PDR (Physicians’ Desk Reference) and Liquent businesses that were sold in 2009 and PLM (a provider of drug information in Latin America), which we intend to sell. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

Thomson Reuters Annual Report 2009

Revenues from ongoing businesses increased 3% in 2009 compared to 2008 on a constant currency basis. These increases were primarily from the Professional division’s Legal subscription-based offerings and Tax & Accounting and Healthcare & Science businesses. Contributions from acquired businesses were primarily attributable to Paisley, which we acquired on December 31, 2008. These increases were partially offset by decreases from print and non-subscription revenues which have been more sensitive to the economic downturn.

In 2009, demand for legal services declined because of the recession. Growth in countercyclical practices, such as bankruptcy, was insufficient to counter the overall decline. Large law firms reduced headcount and reduced costs in response to lower revenue prospects. As a result, the Professional division experienced reduced revenues from our usage based ancillary products, consulting services and print products. However, Professional division revenues increased overall, reflecting the diversity of our portfolio of businesses. Specifically, Tax & Accounting and Healthcare & Science continued to benefit from the need for outsourced solutions as well as to manage regulatory complexity and reduce healthcare costs. We continued to invest in our businesses throughout the downturn, making significant progress on our growth initiatives, such as WestlawNext, leveraging scalable product platforms globally, and driving efficiency initiatives to position us for the long-term.

Segment operating profit from ongoing businesses declined 1% and the related margin decreased 80 basis points to 28.7% in 2009 compared to 2008. These decreases reflected low revenue growth, a change in business mix, dilution from acquisitions that had lower initial margins and investments in growth initiatives. These factors more than offset the benefits of efficiency initiatives and cost controls.

2010 Outlook

We believe the business environment for our Professional division customers will improve in 2010 as expected economic recovery builds momentum. Regulation, compliance and risk management as well as a continuing focus on cost management and productivity improvement are expected to be key market forces. These trends have enabled the tax and accounting and healthcare markets to be resilient despite the economic downturn. As the economy continues to improve, we believe demand for legal services will also increase. However, we expect our high-margin print businesses and transactional offerings to continue to be under pressure. We anticipate the continued evolution of our Professional division’s business mix towards workflow solutions and increased focus on global growth, particularly as rapidly developing economies continue to professionalize and as we extend our platforms to new markets.

In 2010, the most important priority of the Professional division is the rollout of WestlawNext, our next generation Westlaw service, which we launched earlier this year. We expect to continue to invest in product platforms, such as the ONESOURCE Global Tax Workstation in Tax & Accounting and Advantage Suite in Healthcare & Science. We expect to build on recent acquisitions, such as Sabrix and Abacus in Tax & Accounting, and continue our global expansion initiatives. We also expect to continue to execute on efficiency initiatives directed at improving our technology infrastructure and sourcing certain functions from lower cost locations. Over the long-term, we believe these activities will strengthen the competitive position of the Professional division coming out of the recession.

In this environment, we expect the operating profit margin for our Professional division to decline in 2010 compared to 2009 reflecting our changing product mix and continued investment.

An outlook for each segment of the Professional division is provided below.

Legal

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	3,586	3,639	(1%)	1%	(1%)	(1%)
Segment operating profit	1,155	1,192				(3%)
Segment operating profit margin	32.2%	32.8%

Revenues for 2009 were comparable to 2008 on a constant currency basis, as contributions from acquired businesses offset lower revenues from existing business. Given the subscription nature of our business, the impact from lower, but still positive, net sales on our reported revenues tends to lag the economic cycle. This dynamic is impacting the Legal segment’s revenue growth rates. Revenues from subscription offerings, which include Westlaw, Westlaw Business and FindLaw, increased 6%. Revenues from our flagship Westlaw subscription offering increased 4% and FindLaw increased 13% due to continued demand for client development solutions. Increases from subscription offerings were offset by a 13% decrease in non-subscription offerings, which include ancillary database usage, enterprise software, consulting services and trademark searches, all of which have been more sensitive to the economic environment as customers have tightened their spending. A 5% decline in print reflected the effects of increased cancellations as law firms reduce their library expenditures.

From a customer segment perspective, revenues from large and medium-sized law firms declined. Revenues from small law firms and government units increased.

Thomson Reuters Annual Report 2009

Segment operating profit and the related margin decreased in 2009 compared to 2008. These decreases reflected a less favorable revenue mix, partially due to lower revenues from highly profitable print products, and investments in growth initiatives, all of which more than offset the benefits of cost controls and efficiency initiatives.

2010 Outlook

We expect demand in the legal market to recover as the global economy recovers from recession. Law firm revenues are expected to increase, albeit at lower growth rates than pre-crisis levels, with litigation and transactional work beginning to recover. We are seeing law firm billing rates beginning to increase and layoff announcements lessening substantially.

In the future, we expect law firms will be more focused on productivity solutions to help them manage and deliver legal services efficiently and cost-effectively. In the U.S. in particular, we expect a greater variety of billing and revenue models. Corporate counsels at companies are also looking for more efficient ways to manage their activities, and they are focused on navigating an increasingly complex regulatory environment. As global commerce recovers and grows, there will be an increasing need for legal and regulatory solutions that facilitate investment, trade and intellectual property. We also expect continued strong growth in the legal profession in rapidly developing economies.

We are responding to this environment by working closely with our customers to adjust to the recent downturn and by continuing to invest in new products and services designed to meet our customers’ needs as the global economy improves. The Legal segment’s most important priority in 2010 is the rollout of WestlawNext, our next generation Westlaw service, which we believe will bolster our ability to drive market share gains.

Additionally, to ensure our resources are allocated appropriately to address market opportunities, effective January 1, 2010, the Legal segment is organized into five strategic business units as follows:

•	U.S. Core Legal - responsible to drive the Westlaw business;

•	Corporate, Government and Academic - responsible for products in risk, fraud and compliance, taking advantage of changes in the regulatory environment and leading our learning business;

•	Global Businesses - responsible for our international brands and extending our product platforms globally;

•	Business of Law – responsible for solutions such as FindLaw, which enable law firms to drive growth, manage and improve their profitability; and

•	Intellectual Property Solutions – responsible for our global intellectual property businesses.

Tax & Accounting

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	1,006	926	4%	5%	-	9%
Segment operating profit	214	216				(1%)
Segment operating profit margin	21.3%	23.3%

Revenues increased 9% in 2009 compared to 2008, comprised of 4% from existing businesses and 5% from acquired businesses, primarily Paisley, which we acquired at the end of 2008.

The increases in revenues from existing businesses reflected continued strong demand for our Corporate and Professional software and services solutions. Revenues from Professional software and services increased 7%, driven by our UltraTax offering. Revenues from Corporate software and services increased 8%, driven by our ONESOURCE offering. Revenues from our Research & Guidance business decreased 2% as a 10% decline in demand for print products more than offset a 6% increase in revenues from Checkpoint.

Segment operating profit and the related margin decreased primarily due to a shift in business mix to higher-growth but lower initial margin businesses, dilution from acquisitions and technology-related product investments.

2010 Outlook

The impact of globalization and converging accounting standards, including the increased adoption of International Financial Reporting Standards (IFRS), creates compliance challenges for companies and accounting firms. We expect increased regulatory complexity and stringency to continue as a result of governments responding to the recent financial crisis. Additionally, we expect continued demand from companies for lower cost solutions that produce tax savings as companies strive for profitability. These trends will continue to create demand for our information, software and workflow solutions.

Thomson Reuters Annual Report 2009

In order to better position our businesses to respond to these market conditions, effective January 1, 2010 our Tax & Accounting segment is organized as two global business units.

—
Workflow & Service Solutions, which will be comprised of the former Corporate and Professional Software & Services businesses, providing software and services focused on the automation of tax workflows; and

—	Business Compliance & Knowledge Solutions, which will be comprised of the former Research & Guidance businesses, which include Checkpoint and our governance, risk and compliance solutions.

This structure reflects an evolution of our globalization strategy for Tax & Accounting which will enable us to extend our product platforms into new geographic areas and to better serve the global needs of our multinational customers that require solutions that work across borders.

A key element of Tax & Accounting’s growth strategy will be our ONESOURCE global tax workstation, which we expect to launch in 2010 as well as contributions from our recently acquired businesses, Abacus, a provider of corporate income tax, value added tax and work flow solutions and Sabrix, a provider of transaction tax management software and related services. Both acquisitions expand the breadth of Tax & Accounting’s product offerings and provide reach to global markets.

Healthcare & Science

	Year ended December 31,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses (1)	829	784	7%	-	(1%)	6%
Revenues from disposals (1)	49	158	n/m	n/m	n/m	n/m
Revenues	878	942	n/m	n/m	n/m	(7%)

	Year ended December 31,
(millions of U.S. dollars)	2009	2008	% Change
Segment operating profit from ongoing businesses (1)	185	169	9%
Segment operating (loss) profit from disposals (1)	(13)	38	n/m
Segment operating profit	172	207	(17%)

Segment operating profit margin for ongoing businesses (1)	22.3%	21.6%
Segment operating profit margin	19.6%	22.0%

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

n/m = not meaningful.

Revenues from ongoing businesses increased 7% in 2009 compared to 2008 on a constant currency basis. Revenues in the Payer market increased 17%, reflecting continued strong demand particularly from Federal and Employer customer groups, for our healthcare spending data and analytics solutions. Revenues from our Science businesses increased 7%, driven by demand for our ISI Web of Knowledge / Web of Science offerings.

Segment operating profit from ongoing businesses increased in 2009 compared to 2008 due to higher revenues and from the elimination of cost redundancies by combining parts of the Healthcare & Science operations. These increases were partially offset by investments in technology. The increase in segment operating profit margin reflected these factors as well as the favorable impact of foreign currency.

2010 Outlook

The aging U.S. population, growth in chronic conditions and the increasing complexity of healthcare options continue to drive higher healthcare costs, as well as highlight the need for improved quality and patient safety. These trends create demand by corporations, governments and hospitals for decision support solutions to manage costs while achieving quality and efficiency. The recent recession heightened the need to contain the financial costs of healthcare delivery and enabled the healthcare market to remain resilient despite the downturn. While healthcare reform legislation in the U.S. is pending, we believe that demand for our decision support solutions will continue because our offerings enable the delivery of quality care by eliminating waste, abuse and fraud. Additionally, we believe that trends focused on using metrics to simplify complex decision-making for our government, corporate and academic customers will sustain demand for our offerings in such areas as scholarly research and drug discovery. Due to the global presence of our science business, Healthcare & Science remains well positioned to benefit from continued economic growth in rapidly developing economies.

Thomson Reuters Annual Report 2009

Corporate & Other

IFRS and Pro Forma Results

The following table details our Corporate & Other expenses in 2009 on an IFRS basis compared to 2008 on a pro forma basis:

	Year ended December 31,
(millions of U.S. dollars)	2009	Pro Forma (1) 2008
Core corporate expenses	253	205
Integration program costs	506	468
Fair value adjustments	170	(117)
Total	929	556

(1)	Pro forma financial measures are unaudited; refer to Appendix B for additional information on these measures.

Corporate & Other expenses increased $373 million in 2009 compared to 2008. This increase reflected the following:

•
Higher core corporate expenses as savings from our integration program were more than offset by an increase in non-cash pension expense of approximately $30 million and share-based compensation expenses.

•
Higher integration costs reflecting more efforts directed at technology and product rationalization and less on headcount reduction. Accordingly, the amount and mix of spending in 2009 changed as compared to 2008.

•
Significantly higher fair value adjustments primarily reflecting changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and British pound sterling; the U.S. dollar and other currencies; and the Euro and other currencies. These adjustments are non-cash and were principally associated with foreign currency embedded derivatives in customer and vendor contracts.

IFRS Results

The following table details our Corporate & Other expenses on an IFRS basis for the periods presented:

	Year ended December 31,
(millions of U.S. dollars)	2009	2008
Core corporate expenses	253	180
Integration program costs	506	468
Reuters transaction costs	-	68
Fair value adjustments	170	(119)
Total	929	597

Corporate & Other expenses increased $332 million in 2009 compared to 2008. This increase reflected:

•	Higher core corporate expenses related to the timing of the Reuters acquisition as well as higher pension and share-based compensation expenses.

•
Higher integration costs reflecting more efforts directed at technology and product rationalization and less on headcount reduction. Accordingly, the amount and mix of spending in 2009 changed as compared to 2008.

•
Reuters transaction costs were incurred prior to the acquisition closing date of April 17, 2008 and primarily consisted of consulting costs for integration planning and closing date communications, as well as expenses associated with retention programs.

•
Significantly higher fair value adjustments primarily reflecting changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and British pound sterling; the U.S. dollar and other currencies; and the Euro and other currencies. These adjustments are non-cash and were principally associated with foreign currency embedded derivatives in customer and vendor contracts.

In 2010, we expect pension expense will be comparable to 2009.

Thomson Reuters Annual Report 2009

Review of Fourth Quarter Results

Consolidated Results

The following table provides a summary of our results for the fourth quarter of 2009 and 2008:

(unaudited)	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
IFRS Financial Measures
Revenues	3,357	3,395
Operating profit	346	633
Net earnings	182	566
Diluted earnings per share	$0.21	$0.67
Net cash provided by operating activities	896	1,005

Non-IFRS Financial Measures (1)
Revenues from ongoing businesses	3,349	3,329
Underlying operating profit	661	788
Underlying operating profit margin	19.7%	23.7%
Adjusted earnings from continuing operations	363	419
Adjusted earnings per share from continuing operations	$0.44	$0.50
Underlying free cash flow	675	829

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar was weaker in the fourth quarter of 2009 against other major currencies, such as the Euro and to a lesser degree the British pound sterling, compared to the prior year period. Reflecting our currency mix of revenues and expenses, this fluctuation had a favorable impact on our revenues in U.S. dollars and a negligible effect on our operating profit margin in the fourth quarter of 2009 compared to the prior year period.

Revenues. The following table provides information on our revenues for the fourth quarter of 2009 and 2008:

	Three months ended December 31,		Percentage change due to:
(unaudited) (millions of U.S. dollars)	2009	2008(1)	Existing businesses	Acquired businesses	Foreign currency	Total
Sales & Trading	875	893	(7%)	-	5%	(2%)
Investment & Advisory	573	582	(6%)	1%	3%	(2%)
Enterprise	371	350	1%	-	5%	6%
Media	95	101	(8%)	-	2%	(6%)
Markets division	1,914	1,926	(6%)	1%	4%	(1%)

Legal	903	912	(3%)	-	2%	(1%)
Tax & Accounting	311	280	5%	5%	1%	11%
Healthcare & Science	224	213	4%	-	1%	5%
Professional division	1,438	1,405	-	1%	1%	2%

Eliminations	(3)	(2)	n/m	n/m	n/m	n/m
Revenues from ongoing businesses (2)	3,349	3,329	(4%)	1%	4%	1%
Revenues from disposals (2)	8	66	n/m	n/m	n/m	n/m
Revenues	3,357	3,395	n/m	n/m	n/m	(1%)

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.

(2)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

n/m - not meaningful.

Thomson Reuters Annual Report 2009

Revenues from ongoing businesses declined 3% in the fourth quarter of 2009 compared to the prior year period on a constant currency basis, with increased revenues in Tax & Accounting and Healthcare & Science and Legal’s subscription business offset by decreases in Markets subscription revenues and lower transaction revenues across our businesses.

Markets division

Markets division revenues decreased 5% in the fourth quarter of 2009 compared to the prior year period on a constant currency basis. These decreases reflected the accumulated impact of net subscription sales losses throughout the year due to financial sector job cuts as well as lower transaction, outright and recoveries revenues more than offsetting revenue increases from our Enterprise business.

Further details about the performance of each of our Markets division businesses in the fourth quarter were as follows:

•
Sales & Trading revenues declined 7%, with one-third of the decline driven by lower recoveries and the balance primarily from lower desktop revenues in our Exchange Traded Instruments and Fixed Income businesses. Commodities & Energy was comparable to the prior year and Treasury decreased slightly, although there was an improving trend in foreign currency transactions as we exited the year. Our decision to shut down certain legacy products as part of our integration also impacted revenues.

•
Investment & Advisory revenues declined 5%. While revenues from the Investment Banking sector returned to growth in the fourth quarter of 2009, Investment Management was impacted by cancellations from customer closures and lower assets under management. Retail Wealth Management was impacted by lower recoveries as customers reduced their purchases of exchange feeds.

•
Enterprise revenues increased 1%. Enterprise Information grew 9% from continued demand for pricing and reference data. However, these increases were largely offset by a 10% reduction in outright sales.

•
Media revenues declined 8% reflecting lower demand for our Professional Publishing and advertising businesses due to the weaker economic environment. Agency business revenues declined due to further consolidation in traditional media outlets and customer budget constraints.

Professional division

Professional division revenues from ongoing businesses increased 1% in the fourth quarter of 2009 compared to the prior year period on a constant currency basis. Within our existing businesses, revenue increases from our subscription Legal products, as well as from our Tax & Accounting and Healthcare & Science businesses were offset by decreases in print and non-subscription revenues. Acquired businesses within our Tax & Accounting segment accounted for a 1% increase in Professional division revenues.

These results reflected the changing revenue mix of our Professional division. The Legal segment’s print and non-subscription revenues decreased 13% and 14%, respectively, while Legal subscription revenues, which include Westlaw, Westlaw Business and FindLaw, increased 4%. Revenues from our Tax & Accounting segment increased 10% (5% from acquired businesses), demonstrating that this business is somewhat insulated from the broader economic environment. The decreases in non-subscription revenues included double-digit declines in Westlaw ancillary revenues, enterprise software and consulting services.

Further details about the performance of each of our Professional division businesses in the fourth quarter of 2009 were as follows:

•
Legal revenues declined 3% as growth from subscription-related products (up 4%) and FindLaw (up 9%) was offset by declines of 13% in print and 14% in non-subscription products that impacted all customer segments.

•
Tax & Accounting revenues increased 10% from continued demand for our core offerings including ONESOURCE, UltraTax and Checkpoint, and contributions from acquired businesses such as Paisley, Abacus and Sabrix.

•
Healthcare & Science revenues increased 4% from continued demand for our healthcare management decision support analytics, particularly in the Payer customer segment, and our scientific and research offerings.

Thomson Reuters Annual Report 2009

Operating profit. The following table provides a reconciliation of our operating profit to underlying operating profit for the fourth quarters of 2009 and 2008:

(unaudited)	Three months ended December 31,
(millions of U.S. dollars)	2009	2008
Operating profit	346	633
Adjustments:
Integration program costs	163	158
Amortization of other intangible assets	132	119
Fair value adjustments	35	(40)
Disposals	1	(40)
Other operating gains, net	(16)	(39)
Impairment of assets held for sale	-	(3)
Underlying operating profit (1)	661	788
Underlying operating profit margin (1)	19.7%	23.7%

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

Operating profit decreased $287 million, or 45%, in the fourth quarter of 2009 compared to 2008. This decrease reflected unfavorable fair value adjustments and higher employee benefits costs, revenue declines from the Markets division and Legal segment, unfavorable revenue mix and the impact of dilution from acquisitions and investments in technology. These factors more than offset the benefits from integration programs, efficiency initiatives and tight cost controls. Operating profit in 2008 also reflected $40 million primarily from the PDR business, which we sold in the third quarter of 2009. Other operating gains, net were lower in 2009 compared to 2008.

Underlying operating profit decreased 16% and the related operating profit margin decreased to 19.7%. These results reflected the same factors as operating profit after adjusting for those items which distorted the performance of our operations, as outlined in the reconciliation above. Currency had a negligible impact on underlying operating profit margin in the fourth quarter of 2009 compared to the prior year period.

The unfavorable revenue mix reflected that our fastest growing segments in 2009, Tax & Accounting and Healthcare & Science, have lower margins than Legal. Additionally, the margin decline reflected that revenues from our highly profitable print and non-subscription products decreased within Legal.

As discussed in the section above entitled “Seasonality”, certain product releases for regulatory markets are concentrated at the end of the year. As a result, our Tax & Accounting business realized approximately half of its full year operating profit in the fourth quarter of the year.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table provides information on our adjusted earnings calculation for the fourth quarters of 2009 and 2008:

(unaudited)	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
Earnings attributable to common shareholders	177
Adjustments:
Disposals	1
Fair value adjustments	35
Other operating gains, net	(16)
Other finance costs	178
Other non-operating charge	59
Share of post-tax earnings in equity method investees	(5)
Tax on above	(8)
Interim period effective tax rate normalization	(9)
Amortization of other intangible assets	132
Discrete tax items	(175)
Discontinued operations	(6)
Adjusted earnings from continuing operations (1)	363	419	(1)
Adjusted earnings per share from continuing operations (1)	$0.44	$0.50	(1)

(1)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.

Thomson Reuters Annual Report 2009

The decline in adjusted earnings and the related per share amounts in the fourth quarter of 2009 compared to the prior year period was primarily due to lower operating profit partially offset by a benefit from a lower effective tax rate.

Operating expenses. Operating expenses increased $190 million, or 8%, in the fourth quarter of 2009 compared to the prior year period. Excluding the effects of foreign currency and fair value adjustments, operating expenses increased 1% compared to the prior year period, reflecting integration-related savings, cost management and lower costs associated with the decrease in recoveries revenues in our Markets division. Staff costs represented approximately 50% of our expenditures.

Depreciation. Depreciation expense increased $14 million, or 11%, in the fourth quarter of 2009 compared to the prior year period, primarily reflecting increased capital expenditures associated with our integration program and technology infrastructure.

Amortization of computer software. Amortization of computer software increased $6 million, or 4%, in the fourth quarter of 2009 compared to the prior year period.

Amortization of other intangible assets. Amortization of other identifiable intangible assets increased $13 million, or 11%, in the fourth quarter of 2009 compared to the prior year period as increased expense from newly-acquired assets more than offset the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net. In the fourth quarter of 2009, other operating gains, net, were primarily comprised of a $30 million gain on the sale of a wholly owned subsidiary to a company affiliated with Woodbridge, partially offset by losses associated with businesses we have sold or intend to sell. See the section entitled “Related Party Transactions” for further discussion.

In the fourth quarter of 2008, other operating gains, net, were primarily comprised of a gain on the sale of a building.

Net interest expense. Net interest expense of $88 million in the fourth quarter of 2009 was $15 million lower than the prior year period due to the reversal of interest associated with an uncertain tax position.

Other finance (costs) income. Other finance costs of $178 million in the fourth quarter of 2009 principally reflected foreign currency losses associated with settlement of certain intercompany loans. Other finance income of $213 million in the fourth quarter of 2008 principally reflected foreign currency gains associated with intercompany funding arrangements which are not considered permanent in nature. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in earnings when these arrangements are settled, or when they are not considered permanent in nature.

Other non-operating charge. In conjunction with the recognition of tax losses which had been acquired in a business combination, we recorded a $59 million reduction to goodwill. We recorded the reduction to goodwill as an expense below operating profit because the accounting adjustment was not reflective of our core operating results. There was no cash impact from this adjustment.

Share of post-tax earnings in equity method investees. Our share of post-tax earnings in equity method investees in the fourth quarter of 2009 was $5 million compared to a loss of $7 million in the prior year period.

Tax benefit (expense). Tax benefit (expense) for the fourth quarter of 2009 and 2008 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense in interim periods is not necessarily indicative of tax expense for the full year.

Income tax expense for the quarter included a net benefit of approximately $170 million which primarily related to the intercompany sale of an asset. There was no cash impact from this transaction as the sale was completed in a tax free manner. The net benefit represents the release of a $496 million deferred tax liability which was no longer required as a result of the sale, offset by the utilization of a deferred tax asset of $326 million.

Net earnings and earnings per share. Net earnings were $182 million for the fourth quarter of 2009 compared to net earnings of $566 million for the prior year period. Diluted earnings per share were $0.21 for the fourth quarter of 2009 compared to $0.67 for the prior year period. The decrease reflected higher finance costs, lower operating profit and a non-operating charge partially offset by tax benefits.

Cash flow. Net cash provided by operating activities decreased in the fourth quarter of 2009 compared to the prior year period due to lower cash profits and higher tax payments.

Thomson Reuters Annual Report 2009

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC was 6.2% in 2009, a decrease from 6.5% in 2008. During the recent economic downturn, we continued to invest in our business, but we were not able to increase our operating profit margin. As a result, our ROIC declined in 2009. We remain focused on rolling out next generation product platforms in Markets and Legal, extending existing platforms to new markets as part of our globalization strategy and improving our technology infrastructure, while also pursuing acquisitions in high-growth software and services businesses. We believe that all of these objectives will lead to an increase in ROIC over the long term. See Appendix C for our calculation of ROIC.

LIQUIDITY AND CAPITAL RESOURCES

We follow a disciplined capital management strategy that seeks to:

•	Focus on free cash flow and ensure that cash generated is balanced between reinvestment in the business and returns to shareholders; and

•	Maintain a strong balance sheet, strong credit ratings and ample financial flexibility to support the execution of our business strategies.

At the end of 2009, we had a strong liquidity position which was evidenced by over $1 billion of cash on hand, access to a committed, but unused $2.5 billion syndicated credit facility, and the ability to access global capital markets, as evidenced by our 2009 issuance of approximately $1.1 billion of long-term debt securities. We expect to continue to generate significant free cash flow in 2010 because of our strong business model and diversified customer base. We believe that cash on hand, cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

FINANCIAL RISK MANAGEMENT

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 20 to our 2009 annual financial statements provides a detailed discussion of the financial risks we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Due to our acquisition of Reuters in 2008 and continued execution of our globalization strategy, our operations outside the U.S. have expanded and we expect this trend to continue. As a result, our exposure to non-U.S. dollar currencies has increased, in particular to the British pound sterling and the Euro. In this environment, our foreign exchange risk management approach will continue to develop and we may increase our use of derivative instruments, with the objective of hedging the foreign exchange risk associated with our cash inflows and outflows. We expect these strategies will mitigate, but not eliminate, the effects of foreign exchange on our cash flow.

The following table outlines the currency profile of our revenues and expenses for 2009:

Revenues (1)	Expenses (1)

(1)	Revenues from ongoing businesses. Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / GBP = 1.564 and U.S. dollar / Euro = 1.393.

Thomson Reuters Annual Report 2009

FINANCIAL POSITION

Our total assets were $34.6 billion at December 31, 2009 and 2008. Higher cash balances, additions from newly acquired businesses and capital expenditures, as well as favorable foreign currency, were offset by the effect of depreciation and amortization.

Our total assets by segment as of December 31, 2009 and 2008 were as follows:

	As at December 31,
(millions of U.S. dollars)	2009	2008
Markets division	22,010	22,660

Legal	6,820	6,827
Tax & Accounting	1,900	1,716
Healthcare & Science	1,565	1,631
Professional division	10,285	10,174
Segment totals	32,295	32,834
Corporate & Other	2,278	1,755
Total assets	34,573	34,589

Net Debt

The following table presents information related to our net debt as of the dates indicated:

(unaudited)	As at December 31,
(millions of U.S. dollars)	2009	2008
Current indebtedness	782	688
Long-term indebtedness	6,821	6,783
Total debt	7,603	7,471
Swaps	(137)	57
Total debt after swaps	7,466	7,528
Remove fair value adjustments for hedges	(26)	26
Remove transaction costs and discounts included in the carrying value of debt	54	47
Less: cash and cash equivalents	(1,111)	(841)
Net debt (1)	6,383	6,760

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

Our net debt decreased $377 million primarily due to higher cash balances. During 2009, we completed two debt issuances, the proceeds of which were used to repay debt maturities and to fund an early debt redemption program. See the section below entitled “2009 Activity” for a detailed discussion on the use of proceeds from these issuances to repay certain notes.

2009 Activity

In 2009, we extended the average maturity of our debt portfolio to about six years through the transactions discussed below.

In March 2009, we issued C$750 million principal amount of 6.0% notes due in March 2016. Upon completion of this offering, we entered into two fixed-to-fixed cross-currency swap agreements which converted the notes to $610 million principal amount at an interest rate of 6.915%. These swaps have been designated as cash flow hedges. We used the net proceeds from this issuance to repay the following notes upon their maturity:

•	C$250 million principal amount of 4.50% notes, in June 2009;

•	$200 million principal amount of 4.25% notes, in August 2009; and

•	C$300 million principal amount of 4.35% notes, in December 2009.

In September 2009, we issued $500 million principal amount of 4.7% notes due in October 2019. We used the proceeds from this offering, in conjunction with other available cash, to finance the following redemptions of debt securities, prior to their scheduled maturities, in October 2009:

•	$75 million principal amount of 7.74% notes due 2010;

•	$250 million principal amount of 4.75% notes due 2010; and

•	C$400 million 6.85% medium term notes due 2011.

Thomson Reuters Annual Report 2009

2008 Activity

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

In April 2008, we acquired Reuters assets that included $465 million of cash. Additionally, we assumed certain financial obligations of Reuters, which included the following:

•	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

•	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

•
500 million Euro principal amount of debentures due 2010, for which we subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on the London Interbank Offered Rate, or LIBOR, on US$762 million;

•
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. We entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

•	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

•	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In June 2008, we issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings, as summarized in the following table:

Notes offered	Principal Amount (in millions)
U.S. offering
5.95% notes due 2013	US$750
6.50% notes due 2018	US$1,000
Total U.S. dollar-denominated notes issued	US$1,750
Canadian offering
5.25% notes due 2011	C$600
5.70% notes due 2015	C$600
Total Canadian dollar-denominated notes issued	C$1,200

Upon completion of the Canadian notes offering, we entered into two cross-currency interest rate swap agreements. The notes due 2011 will pay a floating interest rate on US$593 million and the notes due 2015 will pay an interest rate of 6.25% on US$593 million.

We used the net proceeds from these offerings and other resources available to us to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

Thomson Reuters Annual Report 2009

Total Equity

The following table shows the changes in our total equity for 2009 and 2008:

(unaudited) (millions of U.S. dollars)	2009	2008
Balance at January 1,	18,488	13,313
Net earnings	867	1,321
Share issuances	79	236
Shares issued to acquire Reuters	-	7,266
Effect of share-based compensation plans on paid in capital (1)	64	218
Repurchases of shares	-	(522)
Dividends declared on common shares	(927)	(786)
Dividends declared on preference shares	(2)	(5)
Unrecognized net (loss) gain on cash flow hedges	(54)	20
Change in foreign currency translation adjustment	851	(2,289)
Actuarial losses on defined benefit pension plans, net of tax	(4)	(389)
Sale of interest in consolidated subsidiary, net of tax	-	111
Distributions to non-controlling interests	(27)	(6)
Balance at December 31,	19,335	18,488

(1)	2008 includes $154 million for the assumption on April 17, 2008 of certain equity-based compensation awards granted by Reuters prior to the closing of the acquisition.

Additional Information on Liquidity

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. See the section below entitled “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” for a schedule of debt maturities by year from 2010 to 2014 and in the aggregate for periods thereafter.

At December 31, 2009, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2009.

We operated under a dual listed company (DLC) structure between April 2008 and September 2009 with two parent companies (Thomson Reuters Corporation and Thomson Reuters PLC) that cross guaranteed each other’s obligations. In March 2010, we completed an intercompany reorganization that included the amalgamation of Thomson Reuters Corporation and Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC). As a result of the amalgamation, Thomson Reuters Corporation inherited all of the liabilities of Thomson Reuters UK Limited, including those under its cross guarantee in favor of Thomson Reuters Corporation.

CREDIT RATINGS

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of December 31, 2009:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

Thomson Reuters Annual Report 2009

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2009 and we are not aware of any changes being contemplated by these rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

HEDGING PROGRAM FOR REUTERS CONSIDERATION

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the U.S. dollar/British pound exchange rate, we commenced a hedging program to mitigate exposure to changes in this exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options expired at various dates from February 2008 to April 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the exchange rate. We recognized a gain of $9 million within “Other finance (costs) income” in our income statement associated with these agreements in the second quarter of 2008.

Additionally, after we completed the sale of Thomson Learning in 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized in 2008 to fund a portion of the cash consideration paid to former Reuters shareholders.

SHARE REPURCHASE PROGRAM

We may repurchase shares from time to time as part of our capital management strategy. Under our current Normal Course Issuer Bid (NCIB) effective through May 12, 2010, we may repurchase up to 15 million shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange.

In 2008, we repurchased approximately 17.4 million shares for a total cost of approximately $522 million. We did not repurchase any shares in 2009. The following table summarizes share repurchase activities for the periods indicated:

Three-month period ended	Shares repurchased	Average price per share
March 31, 2008	--	--
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	--	--

We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. Shares that are repurchased are cancelled. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

DIVIDEND REINVESTMENT PLAN (DRIP)

Our dividend reinvestment plan, or DRIP, allows eligible holders of our common shares who are resident in Canada, the U.S. and the U.K. to elect to have their cash dividends reinvested in additional shares. Shareholders resident in other jurisdictions may participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and sale of our shares in those jurisdictions.

During 2008, Woodbridge reinvested the equivalent of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment was in accordance with the terms of our DRIP.

Thomson Reuters Annual Report 2009

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At December 31, 2009, we had no borrowings outstanding on our $2.5 billion revolving credit facility, nor did we have any commercial paper outstanding. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section above entitled “Share Repurchases,” we have occasionally used cash to repurchase outstanding shares in open market transactions, though we did not repurchase any shares in 2009.

Operating activities. Cash provided by operating activities was $2.7 billion in 2009 compared to $2.8 billion in 2008, a decrease of $0.1 billion. Higher cash profits and lower tax payments were offset by unfavorable working capital movements and higher interest payments. Overall, higher cash outflows were driven by higher interest payments on approximately $3.0 billion in long-term term debt issued in June 2008 to fund the Reuters acquisition, for which the first scheduled interest payments occurred in 2009. 2008 also benefited from interest income derived from funds held in anticipation of the Reuters acquisition. Comparability was further impacted as 2009 included the acquired Reuters business for the entire year, whereas 2008 only included Reuters from the date of acquisition, April 17, 2008. As a result, in 2008, cash provided by operations excluded the Reuters business during the first quarter when it was traditionally cash flow negative. However, savings realized from our integration program in 2009 improved our combined ability to generate cash from operating activities which mitigated the negative cash impact in 2009.The timing of the Reuters acquisition also affected the comparability of individual components of cash from operating activities. In 2008, working capital provided cash from operations because it included only the collection of acquired Reuters receivables, while in 2009, working capital included the operating impact of all changes in receivables.

Investing activities. Cash used by investing activities was $1.4 billion compared to cash used of $9.3 billion for 2008. The decreased outflow in 2009 reflected lower acquisition spending compared to 2008, which included a payment of approximately $8.5 billion to satisfy the cash consideration component of the Reuters acquisition. 2008 also reflected proceeds from, and investment related to, the formation of our Tradeweb partnership (which is discussed the section below entitled “Tradeweb Partnership”) and cash flows from discontinued operations relating to cash paid for certain working capital adjustments and taxes.

Capital expenditures in 2009 increased 17% to $1.1 billion from $0.9 billion in 2008. This represented 8% of revenues in 2009 (2008 – 8%). Higher capital expenditures were incurred in our Markets division primarily for the development of common platforms for content and information delivery as well as the integration of the acquired Reuters operations. Capital expenditures increased in our Professional division primarily as a result of continued development of our WestlawNext platform as well as core product platform development in Tax & Accounting and Healthcare & Science to support our globalization strategy and to enhance the breadth of our offerings. Higher capital expenditures across our businesses were also attributable to investments in our information technology infrastructure.

The majority of our capital expenditures are technology-related investments. We make significant investments in technology because it is essential to providing information solutions to our customers and because we intend to maintain the competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2009, approximately 88% (2008 – 86%) of our total capital expenditures were for technology-related investments.

Financing activities. Cash used by financing activities was approximately $1.1 billion in 2009 compared to $114 million in cash used in 2008. The increased use of cash largely reflected a net outflow from debt-related activity in 2009 compared to a net inflow in 2008.

•
In 2009, our financing activities principally reflected our issuance of approximately $1.1 billion of debt securities in March 2009 and September 2009, the repayment of approximately $1.2 billion of debt securities, and dividends paid.

•
In 2008, our financing activities reflected a significantly higher level of debt-related activity associated with the Reuters acquisition, during which we used available credit facilities, issued approximately $3.0 billion of debt securities in June 2008 and repaid obligations assumed in the Reuters acquisition. We also realized proceeds from the settlement of acquired derivative instruments. Lastly, we repurchased approximately 17.4 million of our shares for $522 million.

In 2009, dividends paid increased $63 million compared to 2008. 2008 included a dividend payment to the former Reuters shareholders that was assumed in the Reuters acquisition. Excluding the assumed dividend, dividend payments increased $309 million in 2009 compared to 2008 due to the full year impact of a greater number of outstanding shares resulting from the Reuters acquisition, Woodbridge’s participation in our DRIP in 2008 and an increase in our quarterly dividend rate from $0.27 per share in 2008 to $0.28 per share in 2009.

Thomson Reuters Annual Report 2009

The following table sets forth dividend-related activity for 2009 and 2008:

(unaudited)	Year ended December 31,
(millions of U.S. dollars)	2009	2008
Dividend payable assumed from Reuters acquisition	-	246
Dividends declared	927	786
Dividends reinvested	(22)	(190)
Dividends paid	905	842

See the section entitled “Financial Position” for additional information.

Free cash flow. The following table sets forth calculations of our free cash flow for 2009 and 2008:

(unaudited)	Year ended December 31,
(millions of U.S. dollars)	2009	2008
Net cash provided by operating activities	2,666	2,761
Capital expenditures, less proceeds from disposals	(1,097)	(939)
Other investing activities	3	7
Investing activities of discontinued operations	-	(7)
Dividends paid on preference shares	(2)	(5)
Free cash flow (1)	1,570	1,817

(1)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

Free cash flow for 2009 decreased compared to the prior year period as higher cash profits and lower tax payments were offset by unfavorable working capital movements, higher interest payments and increased capital expenditures. The variance in net cash provided was attributable to higher interest payments on acquisition-related debt, and the fact that 2008 benefited from interest income derived from funds held in anticipation of the Reuters acquisition. Further, the timing of the Reuters acquisition impacted comparability. The increase in capital expenditures reflected platform and product development initiatives.

Underlying free cash flow. Free cash flow was affected by certain unusual items. The following analysis removes these items to derive our underlying free cash flow:

(unaudited)	Year ended December 31,
(millions of U.S. dollars)	2009	2008
Free cash flow	1,570	1,817
One-time Reuters acquisition, integration program costs	488	518
Normalization adjustments (1)	-	(450)
Underlying free cash flow (2)	2,058	1,885

(1)	To provide a more meaningful comparison of 2009 underlying free cash flow to the prior year period, the 2008 free cash flow number is adjusted for two timing-related items:
•	Interest costs which were substantially lower in 2008 since we benefited from having interest income and no cash interest costs associated with $3.0 billion of Reuters acquisition-related debt; and
•	The 2008 amount does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year.
(2)	Non-IFRS financial measures are unaudited; refer to Appendix B for additional information on these measures.

Underlying free cash flow of $2.1 billion increased $173 million, or 9%, in 2009 compared to 2008 reflecting the benefits of our integration program, continued focus on free cash flow and the strength of our highly-cash generative business model.

Credit facility. We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of December 31, 2009, we had no borrowings under this facility.

We can utilize this facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Thomson Reuters Annual Report 2009

Debt shelf prospectus. We have issued approximately $1.1 billion principal amount of debt securities under our existing shelf prospectus, which expires in January 2011. We may issue up to approximately $1.9 billion of additional debt securities under the prospectus.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our long-term debt and off-balance sheet contractual obligations as of December 31, 2009:

(unaudited) (millions of U.S. dollars)	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt (1)	716	570	700	1,000	1,370	3,188	7,544
Interest payable (1)	423	381	322	296	251	869	2,542
Debt-related hedges outflows (2)	878	701	101	102	593	1,277	3,652
Debt-related hedges inflows (2)	(882)	(694)	(105)	(105)	(673)	(1,360)	(3,819)
Finance lease payments	15	5	-	-	-	-	20
Operating lease payments	309	257	212	177	141	464	1,560
Unconditional purchase obligations	752	482	416	352	300	227	2,529
Pension contributions (3)	57	-	-	-	-	-	57
Total	2,268	1,702	1,646	1,822	1,982	4,665	14,085
(1)	Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all of our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent our projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent our projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates. We present our projected inflows along with outflows in order to reflect the net cash flow we anticipate from our debt-related hedging instruments in order to satisfy principal and interest payments to our long-term debt securities holders.

(3)	Represents expected contributions to our pension plans in accordance with normal funding policy. These amounts do not include voluntary contributions we may elect to make from time to time.

We provide further information about our obligations below:

•
Operating leases - We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations. With certain leases, we guarantee a portion of any residual value loss incurred by the lessors to dispose of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” on our statement of financial position.

•
Subsidiary guarantees - For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•	Unconditional purchase obligations - We have various obligations for materials, supplies and services incidental to the ordinary conduct of business.

•
Pension obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2009, the fair value of plan assets for our funded plans was 96% of the plan obligations. In 2009, we made contributions of $86 million (2008: $127 million) to all defined benefit plans including special contributions of $11 million (2008: $70 million) to the Reuters Pension Fund and Reuters Supplementary Pension Plan following discussion with plan trustees.

In 2010, we expect to contribute approximately $80 million to all our defined benefit plans, of which $57 million relates to the normal funding policy of our funded plans, and the remainder relates to claims arising under unfunded plans. From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. Relative to certain plans, the trustees have the right to call for special valuations, which could result in an unexpected contribution. No such valuation has been called for as of the date of this management’s discussion and analysis. Because of the ability of the trustees to call for interim valuations for certain plans, as well as market driven changes we cannot predict, we could be required to make contributions in the future that differ significantly from our estimates.

Thomson Reuters Annual Report 2009

•
Acquisition and disposition contingencies - We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe, based upon current facts and circumstances, that additional payments in connection with these transactions would not have a material impact on our financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

TRADEWEB PARTNERSHIP

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, a Markets division business. The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients. See note 31 to our 2009 annual financial statements for additional information.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to the use of our company’s Reuters Instrument Codes (RIC symbols), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We have responded to the Commission’s questionnaire and are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RICs.

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We regularly assess the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge.

DLC UNIFICATION

We previously operated under a dual listed company (DLC) structure, with shareholders in two publicly listed entities, Thomson Reuters Corporation and Thomson Reuters PLC. The DLC structure was established to facilitate the acquisition of Reuters in 2008. Given changes to our shareholder base since the Reuters acquisition, our shareholders and a U.K. court approved a proposal for unification of the DLC. Unification was completed in September 2009. Unification was a change to our corporate structure that did not impact our global businesses, operations, strategy, financial position or employees.

Under unification, we exchanged each outstanding Thomson Reuters PLC ordinary share for one Thomson Reuters Corporation common share and each outstanding Thomson Reuters PLC American Depositary Share (ADS) was exchanged for six Thomson Reuters Corporation common shares. The former holders of Thomson Reuters PLC ordinary shares and existing holders of Thomson Reuters Corporation common shares, including Woodbridge, continued to have the same ownership interest in Thomson Reuters after unification as they did immediately prior to unification. Thomson Reuters PLC was renamed Thomson Reuters UK Limited and became a wholly owned subsidiary of our company.

Thomson Reuters Annual Report 2009

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table sets forth our current outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our outlook excludes the impact of changes in foreign currency exchange rates.

Outlook	Material assumptions		Material risk factors
Revenues expected to be flat to slightly down in 2010 due to the impact of negative net sales in 2009(1)	—	Positive global GDP growth, led by rapidly developing economies	—	Customers of our financial and legal businesses may have a slower return to growth than expected, resulting in reduced spending levels
	—	Continued increase in the number of professionals around the world and their demand for high quality information and services	—	Demand for our products and services could be reduced by changes in customer buying patterns or competitive pressures
	—	Successful execution of new product release programs, globalization strategy and other growth initiatives	—	As government stimulus programs unwind, global economic recovery slows or reverts to recession
Underlying operating profit margin in 2010 expected to be comparable to 2009 before investments in major new products and platforms launching this year, which are expected to impact operating profit margin by approximately 100 basis points	—	Revenues expected to be flat to slightly down in 2010	—	See risk factors above related to revenue outlook
	—	Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower profit margins compared to print and CD, transaction and ancillary revenues	—	Higher margin print and CD-based revenues may decline as a percentage of total revenues more rapidly than expected
	—	Investments in new products, global expansion and platform launches intended to drive future growth will continue	—	Lower revenues from higher margin transaction-based businesses and ancillary revenue streams than expected
	—	Realization of expected benefits and savings from our efficiency programs including our integration program	—	The costs of required investments exceed expectations or actual returns are below expectations
			—	See the risk factors below related to integration program savings
Underlying free cash flow expected to be slightly down in 2010	—	Revenues expected to be flat to slightly down in 2010	—	See risk factors above related to revenue outlook and underlying operating profit margin
	—	Underlying operating profit margin in 2010 expected to be comparable to 2009 (before investment impact of approximately 100 basis points)	—	Higher capital expenditures and integration program costs than currently expected
	—	Continued spending on growth-related investments and capital expenditures

Thomson Reuters Annual Report 2009

Outlook	Material assumptions		Material risk factors
Achieve integration program run-rate savings of $1.4 billion at an in-period cost of $475 million in 2010	—	We will have the ability to execute our integration plan as currently anticipated	—	Benefits may not be achieved to the extent, or within the time period, currently expected
			—	The timing and amount of costs incurred in 2010 may vary from current expectations

(1)	See the narrative entitled “By Type” under “Revenues” in the “Overview” section of this management’s discussion and analysis for additional information regarding net sales.

Additionally, in 2010, we expect that our capital expenditures will represent 8.5% to 9% of our revenues, and that our depreciation and amortization of computer software will represent 8% to 9% of revenues. These assumptions are inherent in our outlook for underlying free cash flow and operating profit margin. We expect interest expense to be $400 to $425 million in 2010, assuming no significant change in our level of indebtedness. We expect our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 24%, assuming no changes in current tax laws or treaties to which we are subject.

Thomson Reuters Annual Report 2009

RELATED PARTY TRANSACTIONS

As of March 10, 2010, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In December 2009, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for approximately $30 million. The subsidiary had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $30 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on its experience as professional business valuators that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between us and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2009, the total amount charged to Woodbridge for these services was approximately $360,000 (2008 - $330,000).

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $73,000 in 2009 (2008 - $80,000), which would approximate the premium charged by a third party insurer for such coverage.

As of December 31, 2009 and 2008 (and January 1, 2008), the amounts receivable from Woodbridge in respect of the above transactions were negligible.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For 2009, these services were valued at approximately $10 million (2008 - $11 million). At December 31, 2009, the amount receivable from Omgeo was $2 million ($3 million and $2 million at December 31 and January 1, 2008).

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $3 million for 2009 (2008 - $6 million). As of December 31, 2009 and 2008 (and January 1, 2008), the amounts receivable from Westlaw Japan K.K. were negligible.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. In 2009, we recognized revenues of $18 million (2008 - $24 million) related to these services. At December 31, 2009, the amount receivable from Tradeweb New Markets was $3 million (2008 - $22 million).

In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2009, our costs related to 3XSQ Associates were approximately $37 million for rent, taxes and other expenses (2008 - $28 million). At December 31, 2009 and 2008, the amounts payable to 3XSQ Associates were negligible.

Thomson Reuters Annual Report 2009

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son is the CEO of the acquired business and has agreed to stay on with the business until later this year. The board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter. See the section entitled “Subsequent Events” for additional information.

In February 2005, we entered into a contract with Hewitt Associates Inc. (Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2009, we paid Hewitt $8 million (2008 - $11 million) for its services. At December 31, 2009, the amount payable to Hewitt was $1 million ($2 million and nil at December 31 and January 1, 2008). Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

2010 DIVIDENDS

In February 2010, our board of directors approved a $0.04 per share increase in the annual dividend to $1.16 per common share. The next quarterly dividend of $0.29 per share is payable on March 26, 2010 to shareholders of record as of March 8, 2010.

REORGANIZATION OF THOMSON REUTERS CORPORATION AND THOMSON REUTERS UK LIMITED

In March 2010, we completed the reorganization of Thomson Reuters Corporation and a successor company to Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC). As a result of the reorganization, Thomson Reuters Corporation now possesses all of the rights and is subject to all of the liabilities of the two companies, including the liabilities that were the subject of the cross guarantees that the two parent companies entered into as part of the DLC structure. This now places Thomson Reuters creditors in the same position that they would have been in had Thomson Reuters previously operated under a single parent company structure.

RELATED PARTY TRANSACTION

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. See the section above entitled “Related Party Transactions” for additional information.

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF IFRS

Our 2009 annual financial statements represent our first annual financial statements prepared in accordance with IFRS. We adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The first date at which we applied IFRS was January 1, 2008. In accordance with IFRS 1, we have:

•	provided comparative financial information;

•	applied the same accounting policies throughout all periods presented;

•	retrospectively applied all effective IFRS standards as of December 31, 2009, as required; and

•	applied certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters.

We initially filed our first quarter 2009 report under Canadian GAAP. In July 2009, we filed amended first quarter 2009 financial statements to present our interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34), with the accounting policies we expected to adopt in our December 31, 2009 financial statements. There was no material effect on our previously issued 2009 interim financial statements under IFRS from subsequently issued IFRS or IFRIC pronouncements, which have an effective date on or before December 31, 2009.

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS by 2011 to replace Canadian GAAP. The Canadian securities regulatory authorities approved our application to early adopt IFRS in 2009.

Thomson Reuters Annual Report 2009

For additional information on our IFRS adoption, please see note 34 to our 2009 annual financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. The standards impacted that are applicable to us are as follows:

•	IFRIC 16 - Hedges of a Net Investment in a Foreign Operation;

•	IFRS 2 - Share-based Payment;

•	IFRS 3 – Business Combinations;

•	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations;

•	IFRS 8 - Operating Segments;

•	IAS 7 - Statement of Cash Flows;

•	IAS 18 – Revenue;

•	IAS 21 - The Effects of Changes in Foreign Exchange Rates;

•	IAS 27 – Consolidated and Separate Financial Statements;

•	IAS 36 - Impairment of Assets;

•	IAS 38 - Intangible Assets;

•	IAS 39 - Financial Instruments: Recognition and Measurement; and

•	IAS 32 - Financial Instruments: Presentation.

We do not anticipate that any of these changes will have a material impact on our results or financial position, with the exception of the following:

IAS 21, The Effects of Changes in Foreign Exchange Rates

An amendment was made to IAS 21, The Effects of Changes in Foreign Exchange Rates, as a consequential amendment of IAS 27 (2008), Consolidated and Separate Financial Statements. The amendment is effective as of January 1, 2010 and requires that accumulated foreign exchange differences are reclassified from equity to the income statement upon loss of control, significant influence or joint control of an entity. Additionally, the amendment provides guidance on the reclassification of accumulated foreign exchange differences to the income statement when a partial disposal of an interest in a foreign entity occurs. As a result of this new guidance, we will no longer reclassify accumulated foreign exchange differences from equity to the income statement upon settlement of intercompany loan balances when there is no change in our ownership interest in the subsidiary.

IFRS 3, Revision to IFRS 3, Business Combinations

In January 2008, the IASB issued IFRS 3, Revision to IFRS 3, Business Combinations. Most significantly, the revised standard requires:

•	directly attributable transaction costs to be expensed rather than included in the acquisition purchase price;

•	the measurement of contingent consideration at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement; and

•	that upon gaining control in a step acquisition, an entity re-measures its existing ownership interest to fair value through the income statement.

As the new requirements apply to business combinations after January 1, 2010, the impacts from adoption cannot be quantified. However, we anticipate that as a result of the revised standard, future acquisitions will have a greater impact on operating profit.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. See Appendix D for additional information on our critical accounting estimates and judgments.

Thomson Reuters Annual Report 2009

ADDITIONAL INFORMATION

DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE BY SEGMENT

The following table details the total of depreciation and amortization of computer software by segment for the three months and year ended December 31, 2009 and 2008. We have also included supplemental pro forma basis information for the year ended December 31, 2008. Amounts have been restated to be on a comparable basis to our 2009 segment presentation.

	Three months ended December 31,		Year Ended December 31,
	(unaudited)				Pro Forma (1)
(millions of U.S. dollars)	2009	2008	2009	2008	2008
Markets division	(170)	(161)	(619)	(505)	(635)
Professional division
Legal	(68)	(63)	(262)	(250)	(250)
Tax & Accounting	(21)	(15)	(78)	(57)	(57)
Healthcare & Science	(15)	(17)	(67)	(59)	(59)
Corporate and Other	(9)	(6)	(27)	(19)	(19)
Disposals	-	(1)	(4)	(6)	(6)
Total	(283)	(263)	(1,057)	(896)	(1,026)

(1)	Pro forma financial measures are unaudited; refer to Appendix A for additional information on these measures.

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2009, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We have considered our recent adoption of IFRS in our internal and disclosure control processes.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In 2009, our conversion to IFRS from Canadian GAAP impacted the way we present our financial results. We previously evaluated the impact of the conversion on our accounting and financial reporting systems and we updated the requisite systems to enable us to transition our reporting from Canadian GAAP to IFRS.

As a result of our acquisition of Reuters on April 17, 2008, we expanded our internal controls over financial reporting to include consolidation of the Reuters results of operations, as well as acquisition accounting and disclosures. Additionally, in 2008, as part of our integration program, we migrated certain legacy financial processing systems to company-wide software as well as transferred various workflows to shared service centers. In connection with the software implementation and transfer of workflows from the legacy systems, we modified the design and documentation of our internal control processes and procedures.

As we execute our integration program across our organization through 2011, we anticipate that additional business information systems will be consolidated and related workflow processes will be migrated as legacy shared service center environments mature into a single global business services organization. Except as described above, there was no change in our internal control over financial reporting that occurred during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, and based on that assessment determined that our internal control over financial reporting was effective. See our 2009 financial statements for our management’s report on internal control over financial reporting.

Thomson Reuters Annual Report 2009

SHARE CAPITAL

As of March 10, 2010, we had outstanding 830,538,419 common shares, 6,000,000 Series II preference shares, 18,056,676 stock options and a total of 8,413,014 restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2009 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the "Outlook" section and our discussion of outlooks for each division and reportable segment in the ”Results of Operations” section, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook “ section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2009

APPENDIX A

RECONCILIATION OF UNAUDITED PRO FORMA INFORMATION
UNDER CANADIAN GAAP TO UNDER IFRS

Basis of presentation

We have restated our previously reported unaudited pro forma information for 2008 under Canadian GAAP to reflect our adoption of IFRS. Our pro forma financial information has been compiled from the underlying IFRS basis financial information included in our 2009 annual financial statements. The underlying financial information of Reuters was compiled from its internal records.

Our pro forma information:

•
was prepared on a basis as though the Reuters acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

•	contains adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008;

•
was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our 2008 annual management’s discussion and analysis, except for the effect of our adoption of IFRS; and

•
was not adjusted to reflect any matters not directly attributable to the Reuters acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have been taken upon completion of the acquisition, such as any of our integration plans.

Reconciliations of Unaudited Pro Forma Information

The following table reconciles our unaudited 2008 pro forma information under Canadian GAAP to that under IFRS. We also provide an additional analysis describing the reconciling items affecting pro forma operating profit for 2008.

Year ended December 31, 2008

(unaudited)
(millions of U.S. dollars)
Canadian GAAP Accounts	Pro forma information under Canadian GAAP	IFRS adjustments and reclassifications	Remove IFRS retrospective purchase price allocation	IFRS effect on pro forma adjustments	Pro forma information under IFRS	IFRS accounts
Revenues	13,441	-	-	-	13,441	Revenues
Cost of sales, selling, marketing, general and administrative expenses	(9,958)	-	4	4	(9,950)	Operating expenses
Depreciation	(964)	417	4	55	(488)	Depreciation
	-	(482)	3	(59)	(538)	Amortization of computer software
Amortization	(511)	(14)	20	-	(505)	Amortization of other intangible assets
Impairment of assets held for sale	(72)	(14)	-	-	(86)	Impairment of assets held for sale
		68	-	-	68	Other operating gains
Operating profit	1,936	(25)	31	-	1,942	Operating profit

Thomson Reuters Annual Report 2009

(unaudited) (millions of U.S. dollars)	Year ended December 31, 2008
Pro forma operating profit under Canadian GAAP	1,936
Differences:
IFRS adjustments:
Employee benefits	33
Share-based payments	6
Revenues	(1)
Impairments	1
Foreign currency translation adjustment	(14)
Business combinations	(119)
Other operating gains	68
Discontinued operations	1

Remove IFRS retrospective purchase price allocation included above	31
Pro forma operating profit under IFRS	1,942

In the above tables, the caption “IFRS adjustments and reclassifications” represents changes made to Canadian GAAP information to reflect our adoption of IFRS. See note 34 to our 2009 annual financial statements for details of these changes.

Our previously reported pro forma information was compiled applying the final Reuters purchase price allocation retrospectively from January 1, 2007. Retrospective application was also made in converting our Canadian GAAP results to IFRS. Since our pro forma information already accounted for this application, we have removed this adjustment, which is contained within the caption “Business combinations” in the pro forma operating profit reconciliations above.

In the tables above, the caption “IFRS effect on pro forma adjustments” represents changes made to the Canadian GAAP information of standalone Reuters for the pre-acquisition period January 1, 2008 to April 16, 2008 and other adjustments in the calculation of pro forma information, as if this information was prepared under IFRS as applied by Thomson Reuters.

Thomson Reuters Annual Report 2009

Pro Forma Segment Information Under IFRS

The following table sets forth our pro forma segment information for the year ended December 31, 2008.

(unaudited) (millions of U.S. dollars)	Year ended December 31, 2008
Revenues
Legal	3,639
Tax & Accounting	926
Healthcare & Science	784
Professional division	5,349
Sales & Trading	3,852
Investment & Advisory	2,371
Enterprise	1,295
Media	426
Markets division	7,944
Eliminations	(10)
Revenues from ongoing businesses	13,283
Disposals	158
Revenues	13,441

Operating profit
Legal	1,192
Tax & Accounting	216
Healthcare & Science	169
Professional division	1,577
Markets division	1,406
Corporate & Other	(556)
Amortization of other intangible assets	(505)
Operating profit from ongoing businesses	1,922
Disposals	38
Impairment of assets held for sale	(86)
Other operating gains, net	68
Operating profit	1,942

Thomson Reuters Annual Report 2009

ADJUSTED EARNINGS UNDER IFRS

The table below presents a reconciliation of underlying operating profit to adjusted earnings from continuing operations for the three months and year ended December 31, 2008. In 2008, we calculated our adjusted earnings by deducting from underlying operating profit certain normally recurring items appearing below operating profit on the income statement. Additionally, we deducted costs associated with our integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.

(unaudited) (millions of U.S. dollars, except as otherwise indicated and except per share data)	Three months ended December 31, 2008 (1)	Pro Forma Year ended December 31, 2008 (1)
Underlying operating profit	788	2,778
Adjustments:
Integration program costs	(158)	(468)
Net interest expense	(103)	(437)
Income taxes (calculated using an estimated effective tax rate of 25%)	(101)	(342)
Earnings attributable to non-controlling interests	(6)	(14)
Dividends declared on preference shares	(1)	(5)
Adjusted earnings from continuing operations	419	1,512
Adjusted earnings per share from continuing operations	$0.50	$1.82
Weighted average shares outstanding (in millions) (2)	831.7	833.0

(1)	This calculation has been restated to be comparable to our 2009 presentation of disposals.
(2)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Net interest expense for the three-month period reflected actual interest expense, which approximated a proportional amount of the full year pro forma run rate. For the full year period, pro forma interest expense was derived as the sum of the actual third and fourth quarter 2008 interest expense plus the proportion of the pro forma full year run rate used for the six months ended June 30, 2008.

Weighted average shares outstanding reflected the actual reported diluted weighted average shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters share options assumed as part of the acquisition.

Thomson Reuters Annual Report 2009

APPENDIX B

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most direct comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency or revenues excluding the effects of foreign currency
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Operating profit from ongoing businesses	Operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Operating profit
Underlying operating profit and underlying operating profit margin
Operating profit excluding amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.	Operating profit and operating profit margin

Thomson Reuters Annual Report 2009

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Thomson Reuters Annual Report 2009

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (Current indebtedness plus Long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities.
Underlying free cash flow	Free cash flow excluding one-time cash costs related to the Reuters acquisition, costs associated with integration programs, and other items affecting comparability.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities.
Return on invested capital (ROIC)
Adjusted operating profit after taxes paid expressed as a percentage of the average adjusted invested capital during the period. Adjusted operating profit and invested capital are further defined in our IFRS reconciliation in Appendix C.

		Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Please see our calculation of ROIC in Appendix C for a reconciliation of the components in the calculation to the most comparable IFRS measure.

Thomson Reuters Annual Report 2009

APPENDIX C

CALCULATION OF RETURN ON INVESTED CAPITAL (ROIC)

Our ROIC is calculated as adjusted operating profit after taxes expressed as a percentage of the average adjusted invested capital during the period.

•	Adjusted operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments and other operating gains and losses. From this amount we deduct cash taxes paid.

•	Invested capital is comprised of total equity and total indebtedness. From this amount we make adjustments for the following items:

•	the present value of operating leases;
•	cash and cash equivalents;
•	fair value of hedging instruments (swaps), unamortized transaction costs and premiums or discounts associated with debt;
•
non-cash items comprised of fair value adjustments, deferred taxes, accumulated amortization of other identifiable intangible assets, non-cash goodwill created via deferred tax liability instead of cash purchase price and historical intangible asset write downs; and

•	non-current provisions and other non-current liabilities.

We refer to the resulting measure as adjusted invested capital. Average invested capital is the average of the adjusted invested capital at the beginning and end of the period.

The following table provides the calculation of our return on invested capital for 2009 and 2008.

(unaudited) (millions of U.S. dollars)	2009	Pro forma 2008 (1)
Calculation of adjusted operating profit after taxes
Operating profit	1,575	1,942
Add / (Deduct):
Amortization	499	505
Impairment of assets held for sale	-	86
Fair value adjustments	170	(117)
Other operating gains, net	(9)	(68)
Adjusted operating profit	2,235	2,348
Taxes paid on operations	(296)	(267)
Post-tax adjusted operating profit	1,939	2,081
Calculation of adjusted invested capital
Equity	19,335	18,488
Total debt	7,603	7,471
Invested capital	26,938	25,959
Adjustments:
Present value of operating leases	1,235	1,423
Cash	(1,111)	(841)
Debt swaps	(137)	57
Transaction costs and discounts included in the carrying value of debt	54	47
Accumulated fair value adjustments	67	(103)
Deferred taxes	1,772	2,544
Accumulated amortization and non-cash goodwill	1,220	(64)
Historical intangible asset write-downs	87	87
Non-current provisions and other non-current liabilities	1,878	1,798
Adjusted invested capital	32,003	30,907
Average invested capital	31,455	32,120
Return on invested capital	6.2%	6.5%

(1)
For 2008, we calculated ROIC based on pro forma operating profit; refer to Appendix A for additional information. Average invested capital was calculated assuming the Reuters acquisition purchase price and obligations assumed were included in the invested capital base as of the beginning of the period.

Thomson Reuters Annual Report 2009

APPENDIX D

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth our:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2009, the combined allowances were $135 million, or 7%, of the gross trade accounts receivable balance of $1,854 million. An increase to the reserve based on 1% of accounts receivable would decrease pre-tax earnings by approximately $19 million for the year ended December 31, 2009.

Computer software

Computer software represented approximately $1.5 billion of total assets on the consolidated statement of financial position at December 31, 2009. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The considerations which form the basis of the assumptions for these estimated useful lives include the timing of technological obsolescence and competitive pressures, as well as historical experience and internal business plans for the projected use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represent approximately $26.8 billion of total assets on our consolidated statement of financial position at December 31, 2009. These assets arise out of business combinations. We spent $349 million on business acquisitions in 2009 and we applied the purchase method of accounting to these transactions. The purchase method involves the allocation of the cost of an acquisition to the underlying net assets acquired based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

These estimates and assumptions determine the amount allocated to other identifiable intangible assets and goodwill, as well as the amortization period for identifiable intangible assets with finite lives. If future events or results differ adversely from these estimates and assumptions, we could record increased amortization or impairment charges in the future.

An impairment of goodwill occurs when the estimated fair value less cost to sell of a cash generating unit (CGU) is below the carrying value of the CGU. We did not make any material changes to the valuation methodology used to assess goodwill impairment since the last annual impairment test. The recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the following two methods to estimate fair value:

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow (DCF) method was used which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Thomson Reuters Annual Report 2009

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above as follows: 60% income approach / 40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach. The selection and weighting of the fair value techniques requires judgment.

Growth

The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and integration programs, and the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections reflected intercompany transfer pricing agreements currently in effect which were assumed to be transferable to another market participant. In certain circumstances, the effective tax rates, which ranged from 40% to 19%, were below the statutory tax rates. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Markets	West	All Other
Discount rate	9.5%	7.5%	7.0% - 16.5%
Perpetual growth rate	3%	2%	1.5% - 3%

The fair value for each CGU was in excess of its carrying value. The excess ranged from 11% to 507% of the carrying value of the applicable CGU. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any CGU to exceed its recoverable amount. The Markets division had the least amount of headroom of any of our CGUs, which reflects the fact that its fair value includes the recently acquired Reuters business. The valuation of the Markets CGU is most sensitive to the perpetual growth rate and discount rate, while the tax rate and weighting of valuation techniques has a minimal impact on sensitivity analysis. The headroom in the analysis is such that a reduction from 3% to 1.3% in the perpetual growth rate or an increase in the discount rate from 9.5% to 10.7% would be needed for the recoverable amount to fall below the carrying value.

Thomson Reuters Annual Report 2009

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. Because we have a relatively young workforce, the expected future cash outflows for our plans tend to be of longer duration than the bond indices reviewed. Therefore, the discount rate used for our plans tends to be higher than these benchmark rates. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and Reuters Pension Fund (RPF), a 0.25% increase or decrease in the discount rate would decrease or increase the defined benefit obligation by approximately $140 million as of December 31, 2009.

Expected rate of return on assets

We must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, we consider historical returns, input from investment advisors and our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. For the TRGP and RPF, a 0.25% increase or decrease in the expected rate of return on assets would decrease or increase pension expense by approximately $7 million in 2010.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 8% for 2009, which is reduced ratably to 5% in 2016. A 1% increase or decrease in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $16 million at December 31, 2009 and an increase or decrease in the service and interest costs of approximately $1 million in 2009.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the TRGP and the RPF as of December 31, 2009 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively. For the TRGP and the RPF, an increase in life expectancy of one year across all age groups would result in a $59 million increase in the defined benefit obligation as of December 31, 2009.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on an estimate of how much earnings will be in a full year by jurisdiction. The estimated average annual effective income tax rates are re-estimated at each interim reporting date, based on full year projections of earnings by jurisdiction. To the extent that forecasts differ from actual results, true-ups are recorded in subsequent periods.

The 2009 effective tax rate was (54.9%) of earnings from continuing operations before tax. A 1% increase in the effective tax rate would decrease the 2009 income tax benefit by approximately $5 million.

Thomson Reuters Annual Report 2009

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1 to our 2009 financial statements, we assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2009

APPENDIX E

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information for 2009 and 2008.

On April 17, 2008, we acquired Reuters for total consideration of approximately $16.0 billion. The cash consideration component of the transaction was funded using proceeds from the sale of our former Thomson Learning business as well as borrowings under an acquisition credit facility. We subsequently refinanced acquisition-related borrowings into long-term debt. Results for Reuters are included in our financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration program thereafter as well as the benefits of savings realized from that program.

In 2009, our results were adversely affected by the global economic recession. The strengthening of the U.S. dollar against other major currencies also negatively affected revenues, but had a positive effect on underlying operating profit margins. Operating profit was also adversely affected by unfavorable fair value adjustments associated with foreign currency embedded derivatives.

A full discussion of our results for 2009 compared to 2008 IFRS and 2008 pro forma basis results is included in the “Results of Operations” section of this management’s discussion and analysis. Our 2008 pro forma basis results reflect the Reuters acquisition from the beginning of the period.

	For the years ended and as at December 31, (1)
(millions of U.S. dollars, except per share amounts)	2009		2008

Consolidated Income Statement Data:
Revenues		12,997		11,707
Operating profit		1,575		1,668
Earnings from continuing operations		844		1,320
Net earnings		867		1,321
Basic earnings per share from continuing operations		$0.99		$1.69
Basic earnings per share		$1.01		$1.69
Diluted earnings per share from continuing operations		$0.99		$1.68
Diluted earnings per share		$1.01		$1.68
Consolidated Statement of Financial Position Data:
Total assets		34,573		34,589
Total long-term financial liabilities (2)		6,863		7,005
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)		$1.12		$1.08
Dividends per Thomson Reuters PLC ordinary share (US$) (3)		$0.84		$0.49
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$	0.43	C$	0.85
Non-IFRS and Pro forma Data (unaudited) (4):
Revenues from ongoing businesses		12,948		13,283
Underlying operating profit		2,754		2,778
Underlying operating profit margin		21.3%		20.9%
Adjusted earnings from continuing operations		1,541		1,512
Adjusted earnings per share from continuing operations		$1.85		$1.82
Net debt		6,383		6,760
Free cash flow		1,570		1,817
Underlying free cash flow		2,058		1,885

(1)
We adopted IFRS in 2009 with an effective date of January 1, 2008. Accordingly, our 2007 information, which was prepared in accordance with Canadian GAAP, was not restated to IFRS and is not comparable to our 2009 and 2008 information. Therefore, because of the lack of comparability, we have excluded 2007 from our selected annual information.

(2)	Long-term financial liabilities are comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current on our consolidated statement of financial position.
(3)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.
(4)	Non-IFRS and pro forma financial measures are unaudited; refer to Appendices A and B for additional information on these measures.

Thomson Reuters Annual Report 2009

APPENDIX F

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results on an IFRS basis for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008	2009	2008	2009	2008
Revenues	3,131	1,840	3,293	3,133	3,216	3,339	3,357	3,395
Operating profit	376	228	475	254	378	553	346	633
Earnings from continuing operations	189	193	323	160	156	417	176	550
Earnings (loss) from discontinued operations, net of tax	4	2	2	(6)	11	(11)	6	16
Net earnings	193	195	325	154	167	406	182	566
Earnings attributable to common shares (1)	190	193	315	150	162	404	177	560

Dividends declared on preference shares	(1)	(2)	-	(1)	(1)	(1)	-	(1)

Basic earnings per share
From continuing operations	$0.22	$0.30	$0.38	$0.20	$0.18	$0.50	$0.21	$0.66
From discontinued operations	0.01	-	-	(0.01)	0.01	(0.01)	-	0.02
	$0.23	$0.30	$0.38	$0.19	$0.19	$0.49	$0.21	$0.68
Diluted earnings per share
From continuing operations	$0.22	$0.29	$0.38	$0.20	$0.18	$0.50	$0.21	$0.65
From discontinued operations	0.01	0.01	-	(0.01)	0.01	(0.01)	-	0.02
	$0.23	$0.30	$0.38	$0.19	$0.19	$0.49	$0.21	$0.67

(1)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration program expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for Reuters are included in our financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration program thereafter as well as the benefits of savings realized from that program. Results prior to April 17, 2008 reflect only the operations of Thomson.

In 2009, our results were adversely affected by the global economic recession. The strengthening of the U.S. dollar against other major currencies also negatively affected revenues, but had a positive effect on operating profit margins. Operating profit was also adversely affected by unfavorable fair value adjustments associated with foreign currency embedded derivatives.

For the quarter ended June 30, 2008, operating profit and earnings reflected an impairment of assets held for sale. For the quarter ended March 31, 2008, operating profit and earnings also reflected expenses associated with the Reuters acquisition.

Thomson Reuters Annual Report 2009

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

Thomas H. Glocer	Robert D. Daleo
Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 11, 2010

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Thomas H. Glocer	Robert D. Daleo
Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 11, 2010

Thomson Reuters Annual Report 2009

Independent Auditors’ Report

March 11, 2010

TO THE SHAREHOLDERS OF THOMSON REUTERS CORPORATION:

We have completed integrated audits of Thomson Reuters Corporation’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation (the “Company”) as at December 31, 2009, December 31, 2008 and January 1, 2008, and the related consolidated income statement and statements of comprehensive income, cash flow and changes in equity for each of the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009, December 31, 2008 and January 1, 2008 and the results of its operations and its cash flows for each of the years ended December 31, 2009 and 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal Control over Financial Reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material aspects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2009	2008
Revenues		12,997	11,707
Operating expenses	5	(9,875)	(8,700)
Depreciation		(509)	(414)
Amortization of computer software		(548)	(482)
Amortization of other intangible assets		(499)	(425)
Impairment of assets held for sale	6	-	(86)
Other operating gains, net	7	9	68
Operating profit		1,575	1,668
Finance costs, net:
Net interest expense	8	(410)	(224)
Other finance (costs) income	8	(242)	231
Other non-operating charge	9	(385)	-
Income before tax and equity method investees		538	1,675
Share of post tax earnings (loss) in equity method investees		7	(5)
Tax benefit (expense)	10	299	(350)
Earnings from continuing operations		844	1,320
Earnings from discontinued operations, net of tax	11	23	1
Net earnings		867	1,321
Earnings attributable to:
Common shareholders (1)		844	1,307
Non-controlling interests	31	23	14

Earnings per share:	12
Basic earnings per share:
From continuing operations		$0.99	$1.69
From discontinued operations		0.02	-
Basic earnings per share		$1.01	$1.69

Diluted earnings per share:
From continuing operations		$0.99	$1.68
From discontinued operations		0.02	-
Diluted earnings per share		$1.01	$1.68

(1)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure. See notes 1 and 25 for additional information.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2009	2008
Net earnings		867	1,321
Other comprehensive income (loss):
Net gain (loss) on cash flow hedges		296	(313)
Net (gain) loss on cash flow hedges transferred to earnings		(350)	333
Foreign currency translation adjustments to equity		678	(2,143)
Foreign currency translation adjustments to earnings		173	(146)
Actuarial losses on defined benefit pension plans, net of tax(1)		(4)	(389)
Other comprehensive income (loss)		793	(2,658)
Total comprehensive income (loss)		1,660	(1,337)

Comprehensive income (loss) for the period attributable to:
Common shareholders(2)		1,637	(1,351)
Non-controlling interests	31	23	14

(1)	The related tax benefit was $7 million and $177 million for the years ended December 31, 2009 and 2008, respectively.
(2)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure. See notes 1 and 25 for additional information.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(millions of U.S. dollars)	Notes	December 31, 2009	December 31, 2008	January 1, 2008
ASSETS
Cash and cash equivalents	13	1,111	841	7,497
Trade and other receivables	14	1,742	1,818	1,581
Other financial assets	20	76	261	70
Prepaid expenses and other current assets	15	734	766	426
Current assets		3,663	3,686	9,574
Computer hardware and other property, net	16	1,546	1,556	731
Computer software, net	17	1,495	1,299	721
Other identifiable intangible assets, net	18	8,694	8,702	3,440
Goodwill	19	18,130	18,324	6,939
Other financial assets	20	383	286	511
Other non-current assets	21	649	627	488
Deferred tax	24	13	109	74
Total assets		34,573	34,589	22,478

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	20	782	688	595
Payables, accruals and provisions	22	2,651	2,704	1,505
Deferred revenue		1,187	1,193	1,105
Other financial liabilities	20	92	60	29
Current liabilities		4,712	4,645	3,234
Long-term indebtedness	20	6,821	6,783	4,224
Provisions and other non-current liabilities	23	1,878	1,798	851
Other financial liabilities	20	42	222	-
Deferred tax	24	1,785	2,653	856
Total liabilities		15,238	16,101	9,165
Equity
Capital	25	10,177	10,034	2,836
Retained earnings		10,561	10,650	10,476
Accumulated other comprehensive (loss) income		(1,471)	(2,268)	1
Total shareholders’ equity		19,267	18,416	13,313
Non-controlling interests	31	68	72	-
Total equity		19,335	18,488	13,313
Total liabilities and equity		34,573	34,589	22,478

Contingencies (note 30)

The related notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Company’s board of directors on March 2, 2010.

David Thomson	Thomas H. Glocer
Director	Director

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2009	2008
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		867	1,321
Adjustments for:
Depreciation		509	414
Amortization of computer software		548	482
Amortization of other intangible assets		499	425
Impairment of assets held for sale	6	-	86
Deferred tax	24	(544)	31
Embedded derivatives fair value adjustments	20	147	(124)
Net losses (gains) on foreign exchange and derivative financial instruments		182	(257)
Other non-operating charge	9	385	-
Other	28	290	104
Changes in working capital and other items	28	(219)	299
Operating cash flows from continuing operations		2,664	2,781
Operating cash flows from discontinued operations	11	2	(20)
Net cash provided by operating activities		2,666	2,761
INVESTING ACTIVITIES
Acquisitions, less cash acquired	29	(349)	(8,502)
Proceeds from other disposals, net of taxes paid		56	244
Capital expenditures, less proceeds from disposals		(1,097)	(939)
Other investing activities		3	7
Investing cash flows from continuing operations		(1,387)	(9,190)
Investing cash flows from discontinued operations	11	22	(72)
Net cash used in investing activities		(1,365)	(9,262)
FINANCING ACTIVITIES
Proceeds from debt	20	1,107	7,600
Repayments of debt	20	(1,249)	(5,487)
Net borrowings (repayments) under short-term loan facilities		4	(1,065)
Share repurchases	25	-	(522)
Dividends paid on preference shares		(2)	(5)
Dividends paid on common shares (1)	25	(905)	(596)
Dividend payable assumed from Reuters Group PLC	25	-	(246)
Other financing activities		(6)	207
Net cash used in financing activities		(1,051)	(114)
Translation adjustments on cash and cash equivalents		20	(41)
Increase (decrease) in cash and cash equivalents		270	(6,656)
Cash and cash equivalents at beginning of period		841	7,497
Cash and cash equivalents at end of period		1,111	841

Supplemental cash flow information is provided in note 28

Interest paid		(425)	(297)
Interest received		8	165
Income taxes paid		(200)	(299)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statement of cash flows. Interest paid is net of debt related hedges.

Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated statement of cash flow depending upon the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

(1)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure. See notes 1 and 25 for additional information.

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital(1)	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non- controlling interests	Total
Balance, December 31, 2008	3,050	6,984	10,034	10,650	21	(2,289)	(2,268)	72	18,488
Comprehensive income (loss) (2)	-	-	-	840	(54)	851	797	23	1,660
Distributions to non-controlling interest	-	-	-	-	-	-	-	(27)	(27)
DLC unification (1)	6,828	(6,828)	-	-	-	-	-	-	-
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares (1)	-	-	-	(927)	-	-	-	-	(927)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	22	-	22	-	-	-	-	-	22
Effect of stock compensation plans	57	64	121	-	-	-	-	-	121
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335

(millions of U.S. dollars)	Stated share capital(1)	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	AOCI	Non- controlling interests	Total
Balance, January 1, 2008	2,727	109	2,836	10,476	1	-	1	-	13,313
Comprehensive income (loss) (3)	-	-	-	918	20	(2,289)	(2,269)	14	(1,337)
Sale of interest in consolidated subsidiary, net of tax	-	-	-	47	-	-	-	64	111
Distributions to non-controlling interest, net of tax adjustments	-	-	-	-	-	-	-	(6)	(6)
Issuance of Thomson Reuters PLC shares	96	7,170	7,266	-	-	-	-	-	7,266
Dividends declared on preference shares	-	-	-	(5)	-	-	-	-	(5)
Dividends declared on common shares (1)	-	-	-	(786)	-	-	-	-	(786)
Shares issued under DRIP	190	-	190	-	-	-	-	-	190
Repurchases of shares	(9)	(513)	(522)	-	-	-	-	-	(522)
Effect of stock compensation plans	46	218	264	-	-	-	-	-	264
Balance, December 31, 2008	3,050	6,984	10,034	10,650	21	(2,289)	(2,268)	72	18,488
(1)
On September 10, 2009 all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure. Following unification, stated share capital includes common and preference share capital. See notes 1 and 25 for additional information.

(2)	Retained earnings for the year ended December 31, 2009 includes actuarial losses of $4 million, net of tax.
(3)	Retained earnings for the year ended December 31, 2008 includes actuarial losses of $389 million, net of tax.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2009

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX.

In September 2009, Thomson Reuters completed the unification of its dual listed company (“DLC”) structure that previously operated with shareholders in two listed entities, the Company and Thomson Reuters PLC. The DLC structure was implemented as a means to complete the acquisition of Reuters Group PLC (“Reuters”) in April 2008. Under unification, each outstanding Thomson Reuters PLC ordinary share was exchanged for one common share of the Company and each outstanding Thomson Reuters PLC American Depositary Share (“ADS”) was exchanged for six common shares of the Company. As a result of the unification, the Company is now the sole parent company and Thomson Reuters PLC (which has been renamed Thomson Reuters UK Limited) became a wholly owned subsidiary of the Company. See note 33.

Unification was a change in corporate structure that had no impact on the Company’s global businesses, operations, strategy, financial position and employees. The former holders of Thomson Reuters PLC ordinary shares and existing holders of common shares of the Company, including the controlling shareholder of the Company, The Woodbridge Company Limited (“Woodbridge”), had the same ownership interest immediately after unification as they did immediately prior to unification.

These financial statements were approved by the Company’s board of directors on March 2, 2010.

Basis of preparation

These consolidated financial statements represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The first date at which IFRS was applied was January 1, 2008. In accordance with IFRS, the Company has:

•	provided comparative financial information;

•	applied the same accounting policies throughout all periods presented;

•	retrospectively applied all effective IFRS standards as of December 31, 2009, as required; and

•	applied certain optional exemptions and certain mandatory exceptions as applicable for first time IFRS adopters.

The Company's consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. Note 34 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income along with line-by-line reconciliations of the statement of financial position as at December 31, 2008 and January 1, 2008, and the income statement and statement of comprehensive income for the year ended December 31, 2008.

These financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through the income statement.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

Thomson Reuters Annual Report 2009

Standards adopted prospectively in 2009

IAS 23, Borrowing Costs, was amended effective from January 1, 2009. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. The option of immediately expensing those borrowing costs was removed. The Company has applied IAS 23 prospectively from January 1, 2009 without restating prior periods. The adoption of this amendment had no material impact on the Company's financial position and earnings.

Principles of consolidation

The financial statements of the Company include the accounts of all of its subsidiaries. The results of Reuters are included in the accounts of the Company beginning on April 17, 2008, the closing date of the Reuters acquisition and the date that control transferred to the Company.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries as follows:

•	cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus transaction costs;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill; and

•
if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between the consideration paid and the share of the carrying value of net assets acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are similarly computed and also recorded in equity.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the income statement and is adjusted against the carrying amount of the investments;

•
when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the proportionate consolidation method as follows:

•	the statement of financial position includes the Company’s share of the assets that it controls jointly and the liabilities for which it is jointly responsible;

•	the income statement includes the Company’s share of the income and expenses of the jointly controlled entity; and

Thomson Reuters Annual Report 2009

•
gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Foreign exchange gains and losses that relate to borrowings, cash and cash equivalents and certain intercompany loans that are not permanent in nature are presented in the income statement within “finance costs, net”. All other foreign exchange gains and losses are presented in the income statement within “Operating expenses.”

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, and references to “£” are to British pounds sterling.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns and discounts, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Thomson Reuters Annual Report 2009

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. The vested portion of past service cost arising from plan amendments is recognized immediately in the income statement. The unvested portion is amortized on a straight-line basis over the average remaining period until the benefits become vested.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, expense is based on the fair value of the awards granted. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

For cash-settled plans, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

Thomson Reuters Annual Report 2009

Termination benefits

Termination benefits are generally payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit sharing and bonus plans

Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from the rendering of services or sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

(a) Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the statement of financial position. These costs are amortized over their expected useful lives, which range from 3 to 10 years. The amortization expense is included in “Amortization of computer software” in the income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2009

(b) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(c) Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-40 years
Databases and content	2-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically:

•
Certain trade names with indefinite useful lives are subject to an annual impairment assessment. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from the royalties method.

•
Goodwill is allocated to cash-generating units (“CGU”) for the purpose of impairment testing based on the level at which management monitors it, which is not higher than an operating segment. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying values of non-financial assets with finite lives, such as computer hardware and software, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In addition, long-lived assets that are not amortized, such as equity investments, are subject to an annual impairment assessment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Thomson Reuters Annual Report 2009

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the income statement

•	Classification

Financial assets at fair value through the income statement are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

•	Recognition and measurement

Financial assets carried at fair value through the income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the income statement. Transaction costs are expensed.

Thomson Reuters Annual Report 2009

Loans and receivables

•	Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “trade and other receivables” and “cash and cash equivalents” and are classified as current assets in the statement of financial position.

•	Recognition and measurement

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are included in the income statement.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Additionally:

•
amounts accumulated in other comprehensive income are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place);

Thomson Reuters Annual Report 2009

•
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the income statement; and

•	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance costs” (see note 8) or “Operating expenses” (see note 5) in the income statement consistent with the underlying nature and purpose of the derivative instruments.

Embedded derivatives

An embedded derivative is a feature within a contract, where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the income statement.

Taxation

Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•
are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Thomson Reuters Annual Report 2009

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2009, the combined allowances were $135 million, or 7%, of the gross trade accounts receivable balance of $1,854 million. An increase to the reserve based on 1% of accounts receivable would decrease pre-tax earnings by approximately $19 million for the year ended December 31, 2009.

Computer software

Computer software represented approximately $1.5 billion of total assets on the consolidated statement of financial position at December 31, 2009. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The considerations which form the basis of the assumptions for these estimated useful lives include the timing of technological obsolescence and competitive pressures, as well as historical experience and internal business plans for the projected use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $26.8 billion of total assets on the consolidated statement of financial position at December 31, 2009. These assets arise out of business combinations. The Company spent $349 million on business acquisitions in 2009 and applied the purchase method of accounting to these transactions. The purchase method involves the allocation of the cost of an acquisition to the underlying net assets acquired based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

These estimates and assumptions determine the amount allocated to other identifiable intangible assets and goodwill, as well as the amortization period for identifiable intangible assets with finite lives. If future events or results differ adversely from these estimates and assumptions, the Company could record increased amortization or impairment charges in the future.

Please see note 19 for a discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

See note 27 for further details including an estimate of the impact on the financial statements from changes in the most critical assumptions.

Thomson Reuters Annual Report 2009

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on an estimate of how much earnings will be in a full year by jurisdiction. The estimated average annual effective income tax rates are re-estimated at each interim reporting date, based on full year projections of earnings by jurisdiction. To the extent that forecasts differ from actual results, true-ups are recorded in subsequent periods.

The Company’s 2009 effective tax rate was (54.9%) of earnings from continuing operations before tax. A 1% increase in the effective tax rate would decrease the 2009 income tax benefit by approximately $5 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain income tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. The standards impacted that are applicable to the Company are as follows:

•	IFRIC 16 - Hedges of a Net Investment in a Foreign Operation;

•	IFRS 2 - Share-based Payment;

•	IFRS 3 – Business Combinations;

•	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations;

•	IFRS 8 - Operating Segments;

•	IAS 7 - Statement of Cash Flows;

•	IAS 18 – Revenue;

•	IAS 21 - The Effects of Changes in Foreign Exchange Rates;

•	IAS 27 – Consolidated and Separate Financial Statements;

•	IAS 36 - Impairment of Assets;

Thomson Reuters Annual Report 2009

•	IAS 38 - Intangible Assets;

•	IAS 39 - Financial Instruments: Recognition and Measurement; and

•	IAS 32 - Financial Instruments: Presentation.

The Company does not anticipate that any of these changes will have a material impact on its results of operations or financial position, with the exception of the following:

IAS 21, The Effects of Changes in Foreign Exchange Rates

An amendment was made to IAS 21, The Effects of Changes in Foreign Exchange Rates as a consequential amendment of IAS 27 (2008), Consolidated and Separate Financial Statements. The amendment is effective as of January 1, 2010 and requires that accumulated foreign exchange differences are reclassified from equity to the income statement upon loss of control, significant influence or joint control of an entity. Additionally, the amendment provides guidance on the reclassification of accumulated foreign exchange differences to the income statement when a partial disposal of an interest in a foreign entity occurs. As a result of this new guidance, the Company will no longer reclassify accumulated foreign exchange differences from equity to the income statement upon settlement of intercompany loan balances when there is no change in the Company’s ownership interest in the subsidiary.

IFRS 3, Revision to IFRS 3, Business Combinations

In January 2008, the IASB issued IFRS 3, Revision to IFRS 3, Business Combinations. Most significantly, the revised standard requires:

•	directly attributable transaction costs to be expensed rather than included in the acquisition purchase price;

•	the measurement of contingent consideration at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement; and

•	that upon gaining control in a step acquisition, an entity re-measures its existing ownership interest to fair value through the income statement.

As the new requirements apply to business combinations after January 1, 2010, the impacts from adoption cannot be quantified. However, the Company anticipates that as a result of the revised standard, future acquisitions will have a greater impact on operating profit.

NOTE 4: SEGMENT INFORMATION

The Company provides intelligent information to businesses and professionals. The Company’s offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

The Company is organized in two divisions: Markets, which consists of financial and media businesses, and Professional, which is comprised of the Legal, Tax & Accounting, and Healthcare & Scientific segments.

In the first quarter of 2009, the Professional division was reorganized into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment now manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets. Segment information for 2008 was restated to reflect this organizational structure.

The reportable segments of the Company are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Markets

The Markets segment serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets segment delivers intelligent information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help its customers generate superior returns, improve risk management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

Thomson Reuters Annual Report 2009

Legal

The Legal segment provides critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. The Legal segment offers a broad range of products and services that utilize its electronic databases of legal, regulatory and business information.

Tax & Accounting

The Tax & Accounting segment provides technology and information solutions, as well as integrated tax compliance software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Healthcare & Science

The Healthcare & Science segment provides information, tools, analytics and decision support solutions that help organizations improve healthcare efficiency and quality and speed scientific discovery.

Reportable Segments - 2009
	Revenues	Depreciation and amortization of computer software	Segment operating profit	Additions to capital assets(1) and goodwill	Total assets
Legal	3,586	262	1,155	356	6,820
Tax & Accounting	1,006	78	214	276	1,900
Healthcare & Science	878	71	172	129	1,565
Professional	5,470	411	1,541	761	10,285

Markets	7,535	619	1,453	726	22,010
Segment totals	13,005	1,030	2,994	1,487	32,295
Corporate & Other (2)	-	27	(929)	19	2,278
Eliminations	(8)	-	-	-	-
Total	12,997	1,057	2,065	1,506	34,573

Reportable Segments - 2008
	Revenues	Depreciation and amortization of computer software	Segment operating profit	Additions to capital assets(1) and goodwill	Total assets
Legal	3,639	250	1,192	336	6,827
Tax & Accounting	926	57	216	325	1,716
Healthcare & Science	942	65	207	68	1,631
Professional	5,507	372	1,615	729	10,174

Markets	6,210	505	1,093	21,258	22,660
Segment totals	11,717	877	2,708	21,987	32,834
Corporate & Other (2)	-	19	(597)	54	1,755
Eliminations	(10)	-	-	-	-
Total	11,707	896	2,111	22,041	34,589

Thomson Reuters Annual Report 2009

Geographic Information - 2009
(by country of origin)	Revenues	Non-current assets(3)
Americas (North America, Latin America, South America)	7,699	18,239
EMEA (Europe, Middle East and Africa)	3,948	9,512
Asia Pacific	1,350	2,428
Total	12,997	30,179

Geographic Information - 2008
(by country of origin)	Revenues	Non-current assets(3)
Americas (North America, Latin America, South America)	7,390	17,785
EMEA (Europe, Middle East and Africa)	3,308	9,824
Asia Pacific	1,009	2,578
Total	11,707	30,187

(1)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.
(2)
Corporate & Other operating profit includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program costs (including legacy transformational initiatives). In 2008, Corporate & Other also included certain Reuters transaction costs.

(3)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. Management uses this measure because amortization of other intangible assets, other operating gains and losses and asset impairment charges are not considered to be controllable operating activities for purposes of assessing the current performance of the segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated income statement. Amounts below operating profit are not allocated to the segments.

	Year ended December 31,
	2009	2008
Segment operating profit	2,065	2,111
Amortization of other intangible assets	(499)	(425)
Impairment of assets held for sale	-	(86)
Other operating gains, net	9	68
Operating profit	1,575	1,668

Revenue by Classes of Similar Products or Services
The following table sets forth revenues by major type:
	Year ended December 31,
	2009	2008
Electronic, software & services	11,718	10,285
Print / CD	1,279	1,422
Total	12,997	11,707

Thomson Reuters Annual Report 2009

NOTE 5: OPERATING EXPENSES

The components of operating expenses include the following:

	Year ended December 31,
	2009	2008
Salaries, commission and allowances	4,668	4,252
Share-based payments	105	80
Post-employment benefits	209	163
Total staff costs	4,982	4,495
Goods and services (1)	2,567	2,481
Data	1,047	985
Telecommunications	634	455
Real estate	475	403
Fair value adjustments (2)	170	(119)
Total operating expenses	9,875	8,700

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent the impact from embedded derivatives.

In 2008, the Company announced an integration program directed at integrating the acquired Reuters business with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy transformational initiatives pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate & Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts.

Costs incurred for integration programs were as follows:

	Year ended December 31,
	2009	2008
Integration program costs	506	468

The costs incurred primarily related to severance and consulting expenses as well as branding and technology initiatives. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting, branding and technology-related expenses were included within the “Goods and services” component of “Operating expenses”. See note 23 for additional information.

NOTE 6: IMPAIRMENT OF ASSETS HELD FOR SALE

In 2008, in conjunction with the decision to sell the Dialog business, the Company recognized a charge of $86 million comprised of $82 million for the impairment of Dialog’s other identifiable intangible assets and $4 million for the impairment of goodwill. See notes 18 and 19. Dialog was formerly managed as part of the Healthcare & Science segment. This business was not classified as a discontinued operation as it does not represent a separate major line of business or geographical area of operation.

NOTE 7: OTHER OPERATING GAINS, NET

In 2009, other operating gains, net, were primarily comprised of a $30 million gain on the sale of a wholly owned subsidiary to a company affiliated with Woodbridge (see note 32), partially offset by losses associated with businesses that were sold or that are intended to be sold.

In 2008, other operating gains, net, were primarily comprised of a gain on the sale of a building as well as a gain from the sale of a copy of the Worldscope database, which was a required divestiture in order to obtain antitrust clearance for the Reuters acquisition.

Thomson Reuters Annual Report 2009

NOTE 8: FINANCE COSTS, NET

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Year ended December 31,
	2009	2008
Interest expense:
Debt	(456)	(393)
Derivative financial instruments - hedging activities	46	16
Other	(22)	(12)
Fair value gains (losses) on financial instruments:
Debt	19	(78)
Cash flow hedges, transfer from equity (see note 20)	340	(333)
Fair value hedges (see note 20)	108	(261)
Net foreign exchange (losses) gains on debt	(467)	672
	(432)	(389)

Interest income:
Short-term bank deposits	22	165
Net interest expense	(410)	(224)

	Year ended December 31,
	2009	2008
Net (losses) gains due to changes in foreign currency exchange rates	(188)	257
Net losses on derivative instruments	(18)	(32)
Loss from redemption of debt securities	(35)	-
Other	(1)	6
Other finance (costs) income	(242)	231

Net (losses) gains due to changes in foreign currency exchange rates

In both periods, net gains or net losses were realized from changes in foreign currency exchange rates on certain intercompany funding arrangements. Foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are settled or when they are not considered permanent in nature. The year ended December 31, 2008 also included losses related to the effect of changes in foreign currency exchange rates on the cash consideration for Reuters, for which a liability was incurred on the closing date of April 17, 2008, but not paid until May 1, 2008.

Net losses on derivative instruments

For the year ended December 31, 2009, the losses recognized related to freestanding derivatives and ineffectiveness on certain hedging derivative instruments. For the year ended December 31, 2008, losses on derivative instruments were primarily comprised of fair value losses on the expiration of British pound sterling call options acquired in the third quarter of 2007 as part of the program to mitigate exposure to the $/£ exchange rate on the cash consideration paid for Reuters. These British pound sterling call options did not qualify for hedge accounting and, therefore the fair value losses were included within “Other finance (costs) income” in the income statement. Losses were also incurred on derivative instruments previously used to hedge positions by Reuters, which were settled shortly after the close of the acquisition.

Loss from redemption of debt securities

This amount represents a $35 million loss in connection with the early redemption of three outstanding issuances of debt securities in October 2009. The loss primarily represented premiums for early extinguishment partially offset by gains recycled from equity for related derivatives previously designated as cash flow hedges (see note 20).

NOTE 9: OTHER NON-OPERATING CHARGE

In conjunction with the recognition of tax losses that had been acquired in a business combination, the Company recorded a $385 million reduction to goodwill. The reduction to goodwill was recorded as an expense below operating profit because the accounting adjustment was not reflective of the Company’s core operating results.

Thomson Reuters Annual Report 2009

NOTE 10: TAXATION

The components of tax expense (benefit) for 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Current tax expense:
Continuing operations	245	319
Discontinued operations	4	-

Deferred tax (benefit) expense:
Continuing operations	(544)	31
Discontinued operations	4	(5)

Total tax (benefit) expense:
Continuing operations	(299)	350
Discontinued operations	8	(5)

Taxes on items recognized in other comprehensive income or directly in equity in 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Deferred tax (benefit) on actuarial losses on defined benefit plans	(7)	(177)
Deferred tax (benefit) charge on share based payments	(4)	20
Deferred tax charge on gain on sale of non-controlling interest	-	49

Factors affecting tax (benefit) expense for the year

The standard rate of Canadian corporate income tax is 32.3%. The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the tax (benefit) expense for 2009 and 2008:

	Year ended December 31,
	2009	2008
Income before tax	545	1,670
Income before tax multiplied by the standard rate of Canadian corporate tax of 32.3% (2008 - 32.8%)	176	548
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(646)	(417)
Tax losses for which no benefit is recognized	471	151
Impact of asset transfer between affiliates (1)	(496)	-
Impairments of non-deductible goodwill (2)	124	-
Non-deductible foreign exchange losses	44	-
Withholding taxes	26	-
Recognition of tax losses that arose in prior years	(59)	(18)
Other adjustments related to prior years (3)	(47)	(9)
Impact of tax law changes	(12)	(4)
Provision for uncertain tax positions	79	57
Other differences	41	42
Total tax (benefit) expense on continuing operations	(299)	350

(1)
In December 2009, the Company completed an intercompany sale of an asset on which a deferred tax liability of $496 million had been established upon the acquisition of a business. The intercompany sale was completed in a tax free manner and the deferred tax liability was released upon completion. There was no cash impact from this transaction.

(2)	Relates primarily to non-deductible impairments of goodwill required under IFRS 3 in conjunction with the recognition of deferred tax assets for acquired tax losses.
(3)	Includes $35 million for intercompany interest payments not previously considered to be deductible.

The effective income tax rates on earnings from continuing operations of (54.9%) in 2009 and of 21.0% in 2008 were lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

Thomson Reuters Annual Report 2009

At December 31, 2009, the consolidated statement of financial position included current taxes receivable of $140 million (2008 - $132 million) within “Prepaid expenses and other current assets” and current taxes payable of $63 million (2008 - $80 million) within “Payables, accruals and provisions”.

NOTE 11: DISCONTINUED OPERATIONS

The results for discontinued operations represent certain adjustments made in conjunction with the expiration of past representations and warranty periods or the refinement of earlier estimates related to the disposal of the Thomson Learning business unit in 2007.

“Investing cash flows from discontinued operations” within the statement of cash flow for the years ended December 31, 2009 and 2008 primarily represented cash exchanged for certain working capital adjustments. The year ended December 31, 2008 also included tax payments related to the 2007 sale of Thomson Learning.

NOTE 12: EARNINGS PER SHARE

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). Unification had no impact on the number of shares outstanding, as Thomson Reuters PLC ordinary shares and Thomson Reuters PLC ADSs were exchanged for an equivalent number of common shares of the Company.

DSUs represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. Other securities are comprised of unvested time-based restricted share units.

Earnings used in determining earnings per share from continuing operations are presented below. Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

	Year ended December 31,
	2009	2008
Earnings from continuing operations	844	1,320
Less: Earnings attributable to non-controlling interest	(23)	(14)
Dividends declared on preference shares	(2)	(5)
	819	1,301

Earnings used in determining earnings per share are presented below.

	Year ended December 31,
	2009	2008
Earnings attributable to common shares	844	1,307
Less: Dividends declared on preference shares	(2)	(5)
	842	1,302

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,
	2009	2008
Weighted-average number of shares outstanding	828,708,909	769,920,781
Vested DSUs and PRSUs	1,289,998	916,831
Basic	829,998,907	770,837,612
Effect of stock and other incentive plans	2,943,431	4,341,415
Diluted	832,942,338	775,179,027

Thomson Reuters Annual Report 2009

NOTE 13: CASH AND CASH EQUIVALENTS

	December 31, 2009	December 31, 2008	January 1, 2008
Cash
Cash at bank and on hand	438	351	253
Cash equivalents
Short-term deposits	285	432	2,061
Money market accounts	388	58	5,183
Cash and cash equivalents	1,111	841	7,497

Of the total amount of cash and cash equivalents, $96 million (2008 – $48 million) is held in subsidiaries which have regulatory restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

NOTE 14: TRADE AND OTHER RECEIVABLES

	December 31, 2009	December 31, 2008	January 1, 2008
Trade receivables	1,854	1,918	1,650
Less: allowance for doubtful accounts	(38)	(40)	(25)
Less: allowance for sales adjustments	(97)	(84)	(56)
Net trade receivables	1,719	1,794	1,569

Other receivables	23	24	12
Trade and other receivables	1,742	1,818	1,581

The aging of gross trade receivables at each reporting date was as follows:

	December 31, 2009	December 31, 2008	January 1, 2008
Current	1,322	1,363	1,256
Past due 0-30 days	183	192	144
Past due 31-60 days	170	167	93
Past due 61-90 days	50	61	55
Past due 91-180 days	62	70	64
Past due >181 days	67	65	38
Balance at December 31	1,854	1,918	1,650

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	2009	2008
Balance at beginning of year	40	25
Charges	58	33
Write-offs	(60)	(30)
Other	-	12
Balance at end of year	38	40

In 2008, “Other” includes additions from the acquisition of Reuters.

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for potential credit losses. Potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Thomson Reuters Annual Report 2009

NOTE 15: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2009	December 31, 2008	January 1, 2008
Inventory	79	81	83
Prepaid expenses	371	354	271
Other current assets	284	331	72
Prepaid expenses and other current assets	734	766	426

Other current assets was principally comprised of receivables for current income taxes, value added taxes and other indirect taxes.

NOTE 16: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consist of the following:

	Computer hardware	Land, buildings and building improvements	Furniture, fixtures and equipment	Total
Cost:
January 1, 2008	1,018	523	332	1,873
Additions:
Capital expenditures	287	122	39	448
Reuters acquisition	378	495	124	997
All other acquisitions	2	1	-	3
Disposals	(50)	(21)	(12)	(83)
Translation and other, net	(94)	(138)	(7)	(239)
December 31, 2008	1,541	982	476	2,999
Additions:
Capital expenditures	353	93	45	491
Acquisitions	2	6	-	8
Disposals	(56)	(8)	(7)	(71)
Translation and other, net	(7)	48	(3)	38
December 31, 2009	1,833	1,121	511	3,465

Accumulated depreciation:
January 1, 2008	(697)	(234)	(211)	(1,142)
Current year depreciation	(296)	(56)	(62)	(414)
Disposals	48	18	11	77
Translation and other, net	24	10	2	36
December 31, 2008	(921)	(262)	(260)	(1,443)
Current year depreciation	(393)	(65)	(51)	(509)
Disposals	51	4	4	59
Translation and other, net	(15)	(7)	(4)	(26)
December 31, 2009	(1,278)	(330)	(311)	(1,919)

Carrying amount:
January 1, 2008	321	289	121	731
December 31, 2008	620	720	216	1,556
December 31, 2009	555	791	200	1,546

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included in earnings.

Thomson Reuters Annual Report 2009

NOTE 17: COMPUTER SOFTWARE

Computer software consists of the following:

Computer Software
Cost:
January 1, 2008	2,306
Additions:
Internally developed	510
Purchased	17
Reuters acquisition	532
All other acquisitions	56
Disposals	(16)
Translation and other, net	(85)
December 31, 2008	3,320
Additions:
Internally developed	579
Purchased	35
Acquisitions	55
Disposals	(46)
Translation and other, net	150
December 31, 2009	4,093

Accumulated amortization:
January 1, 2008	(1,585)
Current year amortization	(482)
Disposals	12
Translation and other, net	34
December 31, 2008	(2,021)
Current year amortization	(548)
Disposals	38
Translation and other, net	(67)
December 31, 2009	(2,598)

Carrying amount:
January 1, 2008	721
December 31, 2008	1,299
December 31, 2009	1,495

Fully amortized assets are retained in asset and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included in earnings.

Thomson Reuters Annual Report 2009

NOTE 18: OTHER IDENTIFIABLE INTANGIBLE ASSETS

	Indefinite useful life	Finite useful life
	Trade names	Trade names	Customer relationships	Databases and content	Other	Total
Cost:
January 1, 2008	707	335	2,238	882	1,387	5,549
Reuters acquisition	2,397	-	4,171	15	139	6,722
All other acquisitions	-	7	94	2	8	111
Disposals	-	(58)	(103)	(2)	(4)	(167)
Translation and other, net	(646)	(20)	(377)	(56)	(84)	(1,183)
December 31, 2008	2,458	264	6,023	841	1,446	11,032
Acquisitions	-	8	142	13	8	171
Disposals	-	(4)	(15)	(2)	(8)	(29)
Translation and other, net	188	16	134	16	75	429
December 31, 2009	2,646	284	6,284	868	1,521	11,603

Accumulated amortization:
January 1, 2008	-	(138)	(804)	(464)	(703)	(2,109)
Current year amortization	-	(21)	(309)	(38)	(57)	(425)
Impairment	-	(43)	(38)	-	(1)	(82)
Disposals	-	54	85	2	1	142
Translation and other, net	-	19	44	50	31	144
December 31, 2008	-	(129)	(1,022)	(450)	(729)	(2,330)
Current year amortization	-	(21)	(381)	(41)	(56)	(499)
Impairment	-	-	-	-	(8)	(8)
Disposals	-	2	7	1	6	16
Translation and other, net	-	(4)	(22)	(13)	(49)	(88)
December 31, 2009	-	(152)	(1,418)	(503)	(836)	(2,909)

Carrying amount:
January 1, 2008	707	197	1,434	418	684	3,440
December 31, 2008	2,458	135	5,001	391	717	8,702
December 31, 2009	2,646	132	4,866	365	685	8,694

The carrying amount of other identifiable intangible assets at December 31, 2009 includes the following:

•
$1,939 million of indefinite-lived trade names and $3,625 million of customer relationships, which have a remaining amortization period of 12 to 14 years, each arising from the Reuters acquisition; and

•	$707 million of indefinite-lived trade names associated with West.

In 2008, impairments related to the Dialog business as described in note 6.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash generating unit:

	Carrying amount of indefinite lived intangible assets at:
Cash Generating Unit	December 31, 2009	December 31, 2008	January 1, 2008
West	707	707	707
Markets	1,939	1,751	-
Total indefinite-lived intangible assets	2,646	2,458	707

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

Thomson Reuters Annual Report 2009

NOTE 19: GOODWILL

The following table presents goodwill for the years ended December 31, 2009 and 2008:

	2009	2008
Net balance at January 1	18,324	6,939
Deferred tax asset adjustment(1)	(385)	-
Reuters acquisition	-	12,480
All other acquisitions	167	165
Impairment(2)	(1)	(8)
Disposals	(42)	(37)
Translation & other, net	67	(1,215)
Balance at December 31	18,130	18,324

Gross balance at December 31	18,135	18,328
Accumulated impairment losses	(5)	(4)
Net balance at December 31	18,130	18,324

(1)	In 2009, in connection with the realization of a previously unrecognized pre-acquisition deferred tax asset, a $385 million reduction to goodwill was recorded as expense (see note 10).

(2)	In 2008, impairments included $4 million related to the sale of the Dialog business as described in note 6.

Impairment test of goodwill

The Company performed its annual test for goodwill impairment in the fourth quarter of 2009 in accordance with its policy described in note 1. The estimated fair value less cost to sell of all units exceeded their carrying values. As a result, no goodwill impairment was recorded.

The Company has 25 CGUs, of which 23 include goodwill. The carrying value of goodwill for significant CGUs is identified separately in the table below. “All other” comprises goodwill allocated to the remaining CGUs:

	Carrying amount of goodwill at:
Cash Generating Unit	December 31, 2009	December 31, 2008	January 1, 2008
West	2,425	2,424	2,408
Markets	13,140	13,481	2,146
All other	2,565	2,419	2,385
Total goodwill	18,130	18,324	6,939

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below:

Valuation Techniques

The Company did not make any changes to the valuation methodology used to assess goodwill impairment since the last annual impairment test. The recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the following two methods to estimate fair value:

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow (“DCF”) method was used which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Thomson Reuters Annual Report 2009

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach. The selection and weighting of the fair value techniques requires judgment.

Growth

The assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at its forecasts, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and integration programs, and the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections reflected intercompany transfer pricing agreements currently in effect which were assumed to be transferable to another market participant. In certain circumstances, the effective tax rates, which ranged from 40% to 19%, were below the statutory tax rates. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Markets	West	All Other
Discount rate	9.5%	7.5%	7.0% - 16.5%
Perpetual growth rate	3%	2%	1.5% - 3%

The fair value for each CGU was in excess of its carrying value. The excess ranged from 11% to 507% of the carrying value of the applicable CGU. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any CGU to exceed its recoverable amount. The Markets division had the least amount of headroom of any of the CGUs, which reflects the fact that its fair value includes the recently acquired Reuters business. The valuation of the Markets CGU is most sensitive to the perpetual growth rate and discount rate, while the tax rate and weighting of valuation techniques has a minimal impact on sensitivity analysis. The headroom in the analysis is such that a reduction from 3% to 1.3% in the perpetual growth rate or an increase in the discount rate from 9.5% to 10.7% would be needed for the recoverable amount to fall below the carrying value.

Thomson Reuters Annual Report 2009

NOTE 20: FINANCIAL INSTRUMENTS

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

December 31, 2009	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,111	-	-	-	-	1,111
Trade and other receivables	1,742	-	-	-	-	1,742
Other financial assets – current	44	12	20	-	-	76
Other financial assets – non-current	163	-	199	21	-	383
Current indebtedness	-	-	-	-	(782)	(782)
Trade payables (see note 22)	-	-	-	-	(422)	(422)
Accruals (see note 22)	-	-	-	-	(1,685)	(1,685)
Other financial liabilities – current	-	(26)	(41)	-	(25)	(92)
Long term indebtedness	-	-	-	-	(6,821)	(6,821)
Other financial liabilities – non current	-	-	(42)	-	-	(42)
Total	3,060	(14)	136	21	(9,735)	(6,532)

December 31, 2008	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	841	-	-	-	-	841
Trade and other receivables	1,818	-	-	-	-	1,818
Other financial assets – current	87	152	22	-	-	261
Other financial assets – non-current	125	-	143	18		286
Current indebtedness	-	-	-	-	(688)	(688)
Trade payables (see note 22)	-	-	-	-	(430)	(430)
Accruals (see note 22)	-	-	-	-	(1,712)	(1,712)
Other financial liabilities – current	-	(28)	(2)	-	(30)	(60)
Long term indebtedness	-	-	-	-	(6,783)	(6,783)
Other financial liabilities – non current	-	-	(222)	-	-	(222)
Total	2,871	124	(59)	18	(9,643)	(6,689)

January 1, 2008	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	7,497	-	-	-	-	7,497
Trade and other receivables	1,581	-	-	-	-	1,581
Other financial assets – current	38	27	5	-	-	70
Other financial assets – non-current	94	-	417	-	-	511
Current indebtedness	-	-	-	-	(595)	(595)
Trade payables (see note 22)	-	-	-	-	(216)	(216)
Accruals (see note 22)	-	-	-	-	(1,063)	(1,063)
Other financial liabilities – current	-	-	(12)	-	(17)	(29)
Long term indebtedness	-	-	-	-	(4,224)	(4,224)
Total	9,210	27	410	-	(6,115)	3,532

Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities or to specific firm commitments of forecasted transactions.

Thomson Reuters Annual Report 2009

The impact of fair value gains and losses from derivative financial instruments on the income statement and statement of changes in equity was as follows:

	Year ended December 31,
	2009		2008
	Fair value gain (loss) through earnings	Fair value gain (loss) through equity	Fair value gain (loss) through earnings	Fair value gain (loss) through equity
Embedded derivatives	(147)	-	124	-
Hedging instruments:
Cross currency interest rate swaps – fair value hedges	108	-	(261)	-
Cross currency interest rate swaps – cash flow hedges(1)	350	(54)	(333)	20
	311	(54)	(470)	20

(1)
In 2009, of the $350 million in fair value gains related to cash flow hedges, $340 million was recorded as a component of "Net interest expense" and $10 million, relating to the early redemption of debt securities, was recycled from equity and was recorded as a component of the "Other finance (costs) income" as described in note 8.

In addition, the ineffective portion recognized through earnings from fair value hedges was a loss of $9 million for the year ended December 31, 2009 (2008 - loss of $2 million). There was no ineffectiveness related to cash flow hedges.

Fair Value

The fair values of cash, loans and receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As of December 31, 2009	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	44	-	44	-
C$600, 5.20% Notes, due 2014	584	(102)	624	(102)
C$600, 5.25% Notes, due 2011	592	(10)	602	(10)
C$600, 5.70% Notes, due 2015	570	41	627	41
C$750, 6.00% Notes due 2016	710	(87)	799	(87)
€500, 4.625% Notes, due 2010	745	21	733	21
$700, 6.20% Notes, due 2012	697	-	754	-
$250, 5.25% Notes, due 2013	249	-	267	-
$750, 5.95% Notes, due 2013	745	-	823	-
$800, 5.70% Notes, due 2014	793	-	883	-
$1,000, 6.50% Notes, due 2018	987	-	1,122	-
$500, 4.70% Notes due 2019	495	-	493	-
$400, 5.50% Debentures, due 2035	392	-	382	-
Total	7,603	(137)	8,153	(137)
Current portion	(782)	(21)
Long-term portion	6,821	(158)

Thomson Reuters Annual Report 2009

	Carrying amount		Fair value
As of December 31, 2008	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	54	-	54	-
C$300, 4.35% Notes, due 2009	245	-	248	-
C$250, 4.50% Notes, due 2009	206	(22)	205	(22)
C$600, 5.20% Notes, due 2014	509	(42)	468	(42)
C$600, 5.25% Notes, due 2011	520	69	489	69
C$600, 5.70% Notes, due 2015	488	109	473	109
C$400, 6.85% Medium-term notes, due 2011	327	(84)	338	(84)
€500, 4.625% Notes, due 2010	735	27	698	27
$200, 4.25% Notes, due 2009	200	-	198	-
$250, 4.75% Notes, due 2010	249	-	243	-
$700, 6.20% Notes, due 2012	696	-	681	-
$250, 5.25% Notes, due 2013	249	-	228	-
$750, 5.95% Notes, due 2013	744	-	708	-
$800, 5.70% Notes, due 2014	793	-	728	-
$1,000, 6.50% Notes, due 2018	988	-	912	-
$400, 5.50% Debentures, due 2035	393	-	289	-
$75, 7.74% Privately placed notes, due 2010	75	-	76	-
Total	7,471	57	7,036	57
Current portion	(688)	22
Long-term portion	6,783	79

	Carrying amount		Fair value
As of January 1, 2008	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	199	-	199	-
C$300, 4.35% Notes, due 2009	305	(59)	302	(59)
C$250, 4.50% Notes, due 2009	254	(70)	255	(70)
C$600, 5.20% Notes, due 2014	611	(129)	604	(129)
C$400, 6.85% Medium-term notes, due 2011	406	(159)	427	(159)
$400, 5.75% Notes, due 2008	400	-	400	-
$200, 4.25% Notes, due 2009	199	-	199	-
$250, 4.75% Notes, due 2010	248	-	251	-
$700, 6.20% Notes, due 2012	693	-	729	-
$250, 5.25% Notes, due 2013	248	-	248	-
$800, 5.70% Notes, due 2014	790	-	808	-
$400, 5.50% Debentures, due 2035	391	-	356	-
$75, 7.74% Privately placed notes, due 2010	75	-	81	-
Total	4,819	(417)	4,859	(417)
Current portion	(595)	-
Long-term portion	4,224	(417)

At January 1, 2008, the “Bank and other” above included $165 million of commercial paper with an average interest rate of 4.9%. The rate was 4.9% after taking hedging arrangements into account.

Thomson Reuters Annual Report 2009

The Company enters into derivative instruments to hedge its currency and interest rate risk exposures on indebtedness as follows:

Fair Value Hedges:

The Company held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar and Euro principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $22 million at December 31, 2009 (2008 - net liability of $51 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of maturity	Principal Amount
2009 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2011	593
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
Euro fixed	U.S. dollar floating	Interest rate and foreign exchange	2010	762
2008 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2011	593
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2009	184
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
Euro fixed	U.S. dollar floating	Interest rate and foreign exchange	2010	762

Cash flow hedges:

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $115 million at December 31, 2009 (2008 – net liability of $6 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of maturity	Principal Amount
2009 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
2008 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2011	254
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2009	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	123

Thomson Reuters Annual Report 2009

Currency Risk Exposures

Canadian dollar-denominated notes and Euro-denominated notes identified in the summary table of debt above were fully hedged into U.S. dollars at each reporting period date.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements		After currency hedging arrangements (1)
	2009	2008	2009	2008
Canadian dollar	2,465	2,295	9	-
U.S. dollar	4,359	4,400	7,397	7,513
Euro	747	740	2	5
Other currencies	32	36	32	36
	7,603	7,471	7,440	7,554

(1)	Excludes fair value adjustments of ($26) million and $26 million at December 31, 2009 and 2008, respectively.

Interest Rate Risk Exposures

As of December 31, 2009, the Company held 7 (2008 – 9) cross-currency interest rate swap agreements which swap interest rates from fixed to floating. After taking account of hedging arrangements, the fixed and floating rate mix of debt is as follows:

	2009	Average interest rate	% Share	2008	Average interest rate	% Share
Total fixed	5,943	5.9%	80%	5,877	5.8%	78%
Total floating	1,497	1.1%	20%	1,677	4.0%	22%
	7,440	4.9%	100%	7,554	5.4%	100%

Floating rate long-term debt is London Interbank Offered Rate (“LIBOR”) based and, consequently, interest rates are reset periodically.

2009 Activity

In March 2009, the Company issued C$750 million principal amount of 6.0% notes due in March 2016. Upon completion of this offering, the Company entered into two fixed-to-fixed cross-currency swap agreements which converted the notes to $610 million principal amount at an interest rate of 6.915%. These swaps have been designated as cash flow hedges. The net proceeds from this issuance were used to repay the following notes upon their maturity:

•	C$250 million principal amount of 4.50% notes, in June 2009;

•	$200 million principal amount of 4.25% notes, in August 2009; and

•	C$300 million principal amount of 4.35% notes, in December 2009.

In September 2009, the Company issued $500 million principal amount of 4.7% notes due in October 2019. The proceeds from this offering, in conjunction with other available cash, were used to finance the following redemptions of debt securities, prior to their scheduled maturities, in October 2009:

•	$75 million principal amount of 7.74% notes due 2010;

•	$250 million principal amount of 4.75% notes due 2010; and

•	C$400 million 6.85% medium term notes due 2011.

The Company has issued approximately $1.1 billion principal amount of debt securities under its existing debt shelf prospectus, which expires in January 2011. The Company may issue up to approximately $1.9 billion of additional debt securities under the prospectus.

Thomson Reuters Annual Report 2009

2008 Activity

In February 2008, the Company repaid $400 million principal amount of notes upon their maturity.

In April 2008, the Company completed the Reuters acquisition. The acquired Reuters assets included $465 million of cash. Additionally, the Company assumed certain financial obligations of Reuters, which included the following:

•	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

•	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

•
500 million Euro principal amount of debentures due 2010, for which the Company subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on the London Interbank Offered Rate, or LIBOR, on US$762 million;

•
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. The Company entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

•	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

•	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In June 2008, the Company issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings, as summarized in the following table:

Notes offered	Principal amount (in millions)
U.S. offering
5.95% notes due 2013	US$750
6.50% notes due 2018	US$1,000
Total U.S. dollar-denominated notes issued	US$1,750
Canadian offering
5.25% notes due 2011	C$600
5.70% notes due 2015	C$600
Total Canadian dollar-denominated notes issued	C$1,200

Upon completion of the Canadian notes offering, the Company entered into two cross-currency interest rate swap agreements. The notes due 2011 will pay a floating interest rate on US$593 million and the notes due 2015 will pay an interest rate of 6.25% on US$593 million.

The Company used the net proceeds from these offerings and other resources available to it to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

Credit Facilities

In August 2007, the Company entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. The Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion.

The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. Based on the Company’s credit rating at December 31, 2009, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If the Company’s long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce credit facility fees and borrowing costs.

The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. Under the syndicated credit facility, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company’s cash and cash equivalents balance. The Company was in compliance with this covenant at December 31, 2009.

Thomson Reuters Annual Report 2009

In May 2007, the Company entered into a £4.8 billion acquisition credit facility to satisfy requirements of U.K. regulatory authorities, to confirm its ability to finance its then proposed acquisition of Reuters. In July 2007, the Company reduced the aggregate lending commitment to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. The acquisition credit facility was terminated following the repayment of all borrowings, which the Company financed using proceeds from debt securities issued in June 2008, described above, and other available resources.

At December 31, 2009, undrawn and available bank facilities amounted to $2.5 billion ($2.5 billion and $7.5 billion at December 31 and January 1, 2008, respectively).

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Generally, foreign exchange contracts are designated as hedging instruments for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2009 and 2008, the fair value of such foreign exchange contracts was not material.

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries. At December 31, 2009, the fair value of embedded derivatives represented a net payable of $14 million (2008 – net receivable of $124 million).

Available for Sale Investments

At December 31, 2009 and 2008, available for sale investments were not material and are reported within “Other financial assets” – long term in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the chief financial officer.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

•	Changes in exchange rates between 2008 and 2009 decreased revenues by approximately 3%.

•
The translation effects of changes in exchange rates in the consolidated statement of financial position were net translation gains of $0.7 billion in 2009, (2008 - $2.1 billion net translation losses) and are recorded within accumulated other comprehensive income in shareholders’ equity.

•
The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

Thomson Reuters Annual Report 2009

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2009.

	10% weakening in foreign currency vs. US$ (in millions)
Increase (decrease) to earnings	£	€	Other currencies	Total
Impact on earnings from financial assets and liabilities(1)	(2)	(36)	-	(38)
Impact on earnings from non-permanent intercompany loans	9	24	54	87
Total impact on earnings	7	(12)	54	49

(1)	Excludes long-term debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2009, the majority of $1.1 billion in cash and cash equivalents (2008 - $841 million) were comprised of interest-bearing assets. Based on amounts as of December 31, 2009, a 100 basis point change in interest rates would change annual interest income by approximately $9 million (2008 - $6 million).

Substantially all borrowings were issued at fixed rates but a portion of such borrowings were converted into variable rate debt through the use of derivative instruments. At December 31, 2009, after taking into account swap agreements, 80% (2008 - 78%) of the total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense by approximately $15 million (2008 - $17 million).

If the US$ interest rates were to increase by 100 basis points, the gain taken to equity in relation to cash flow hedges would be $88 million (2008 – $70 million). The equivalent increase in C$ interest rates would result in a loss taken to equity of $94 million (2008 – $67 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect. Fluctuations in interest rates relating to fair value hedges have no effect, as any changes are entirely offset by adjustments to the hedged item which flow through the income statement.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

•
Cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2009, nearly all cash and cash equivalents were held by institutions that were rated at least “A”;

•	Counterparties to derivative contracts are major investment-grade international financial institutions; and

•	Credit limits minimize exposure to any one customer.

No allowance for credit losses on financial assets was required as of December 31, 2009, other than the allowance for doubtful accounts (see note 14). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1.1 billion (2008 - $841 million), derivative exposure $219 million (2008 - $165 million), accounts and notes receivable $1.7 billion (2008 - $1.8 billion) and other financial assets $207 million (2008 - $212 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient headroom on its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process.

Thomson Reuters Annual Report 2009

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt (1)	716	570	700	1,000	1,370	3,188	7,544
Interest payable(1)	423	381	322	296	251	869	2,542
Debt-related hedges outflows (2)	878	701	101	102	593	1,277	3,652
Debt-related hedges inflows (2)	(882)	(694)	(105)	(105)	(673)	(1,360)	(3,819)
Trade payables	422	-	-	-	-	-	422
Accruals	1,685	-	-	-	-	-	1,685
Finance lease payments and other	89	6	-	-	-	-	95
Total	3,331	964	1,018	1,293	1,541	3,974	12,121

December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt (1)	651	953	824	700	1,000	3,204	7,332
Interest payable(1)	411	452	322	248	222	884	2,539
Debt-related hedges outflows (2)	555	876	921	58	58	1,163	3,631
Debt-related hedges inflows (2)	(605)	(835)	(913)	(54)	(55)	(1,073)	(3,535)
Trade payables	430	-	-	-	-	-	430
Accruals	1,712	-	-	-	-	-	1,712
Finance lease payments and other	95	14	3	-	-	-	112
Total	3,249	1,460	1,157	952	1,225	4,178	12,221

(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates.

Capital Management

As at December 31, 2009, total capital was comprised of equity with a fair value of approximately $26.8 billion and debt of $7.6 billion. As at December 31, 2009, cash and cash equivalents were $1.1 billion.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for: (i) re-investment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. In addition to cash generation, the Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2009, the Company’s credit ratings were as follows:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value hedging instruments (swaps) on debt, but excluding unamortized transaction costs and premiums or discounts associated with such debt, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements. Gross indebtedness is reduced by cash and cash equivalents on the basis that they could be used to pay down debt.

Thomson Reuters Annual Report 2009

The following table presents the calculation of net debt:

	As at December 31,
	2009	2008
Current indebtedness	782	688
Long-term debt	6,821	6,783
Total debt	7,603	7,471
Swaps	(137)	57
Total debt after swaps	7,466	7,528
Remove fair value adjustments for hedges (1)	(26)	26
Remove transaction costs and discounts included in carrying value of debt	54	47
Less: cash and cash equivalents	(1,111)	(841)
Net debt (1)	6,383	6,760

(1)	Amounts are removed to reflect net cash outflow upon maturity.

Fair value estimation

Effective January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The levels used to determine fair value measurements for those instruments carried at fair value in the financial statements were as follows:

Assets	Level 1	Level 2	Level 3	Total Balance
Financial assets at fair value through earnings	-	12	-	12
Derivatives used for hedging	-	219	-	219
Available for sale	21	-	-	21
Total assets	21	231	-	252

Liabilities
Financial liabilities at fair value through earnings	-	(26)	-	(26)
Derivatives used for hedging	-	(83)	-	(83)
Total liabilities	-	(109)	-	(109)

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;

•	the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves; and

•	the fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period.

Thomson Reuters Annual Report 2009

NOTE 21: OTHER NON-CURRENT ASSETS

	December 31, 2009	December 31, 2008	January 1, 2008
Net defined benefit plan surpluses (see note 27)	64	66	148
Cash surrender value of life insurance policies	259	242	262
Investments in equity method investees	298	288	43
Other non-current assets	28	31	35
Total other non-current assets	649	627	488

NOTE 22: PAYABLES, ACCRUALS AND PROVISIONS

	December 31, 2009	December 31, 2008	January 1, 2008
Trade payables	422	430	216
Accruals	1,685	1,712	1,063
Provisions (see note 23)	277	259	177
Other current liabilities	267	303	49
Total payables, accruals and provisions	2,651	2,704	1,505

NOTE 23: PROVISIONS AND OTHER NON-CURRENT LIABILITIES

	December 31, 2009	December 31, 2008	January 1, 2008
Net defined benefit plan obligations (see note 27)	833	828	399
Deferred compensation and employee incentives	192	189	230
Provisions	144	124	44
Unfavorable contract liability	290	335	-
Uncertain tax positions	332	251	108
Other non-current liabilities	87	71	70
Total provisions and other non-current liabilities	1,878	1,798	851

The following table presents the movement in provisions for the years ended December 31, 2009 and 2008:

	Integration & restructuring	Other provisions	Total provisions
Balance at January 1, 2008	72	149	221
Acquisitions (1)	126	105	231
Charges	206	8	214
Utilization	(192)	(75)	(267)
Translation and other	(8)	(8)	(16)
Balance at December 31, 2008	204	179	383
Less: short-term provisions	147	112	259
Long-term provisions	57	67	124

Balance at December 31, 2008	204	179	383
Charges	127	110	237
Utilization	(161)	(49)	(210)
Translation and other	15	(4)	11
Balance at December 31, 2009	185	236	421
Less: short-term provisions	142	135	277
Long-term provisions	43	101	144

(1)	Primarily comprised of amounts related to the Reuters acquisition.

Integration and restructuring provisions relate to the integration program initiated by the Company in conjunction with the Reuters acquisition in 2008 and legacy efficiency initiatives of the Company and Reuters. These provisions primarily provide for severance obligations and remaining rental payments on vacated leases. The integration program is expected to be completed in 2011 and the lease-related provisions will be primarily utilized over the next four years. See note 5 for additional information.

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. These lease retirement provisions relate primarily to leases which expire over the next ten years.

Thomson Reuters Annual Report 2009

NOTE 24: DEFERRED TAX

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities		Goodwill and other identifiable intangible assets	Computer software, computer hardware and other property	Other	Total
January 1, 2008		1,161	36	539	1,736
Acquisitions		2,343	215	-	2,558
(Benefit) expense to income statement		(135)	67	(314)	(382)
Translation and other		(325)	(51)	(52)	(428)
December 31, 2008		3,044	267	173	3,484

Acquisitions		24	10	(2)	32
(Benefit) expense to income statement		(733)	37	220	(476)
Translation and other		101	(177)	(111)	(187)
December 31, 2009		2,436	137	280	2,853

Deferred tax assets	Losses	Employee benefits	Deferred and share based compensation	Other	Total
January 1, 2008	616	(31)	136	233	954
Acquisitions	211	56	18	134	419
(Expense) benefit to income statement	(396)	20	(26)	(6)	(408)
Benefit (charge) to equity	-	177	(20)	(48)	109
Translation and other	(102)	(24)	(3)	(5)	(134)
December 31, 2008	329	198	105	308	940

Acquisitions	23	-	-	3	26
Benefit (expense) to income statement	(44)	(18)	17	109	64
Benefit to equity	-	7	4	-	11
Translation and other	46	65	14	(85)	40
December 31, 2009	354	252	140	335	1,081

Net deferred liability at December 31, 2008					(2,544)
Net deferred liability at December 31, 2009					(1,772)

The estimated recovery period for the deferred tax balances is shown below:

	December 31, 2009	December 31, 2008
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,839	3,449
Deferred tax liabilities to be recovered within 12 months	14	35
Total deferred tax liabilities	2,853	3,484

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	887	842
Deferred tax assets to be recovered within 12 months	194	98
Total deferred tax assets	1,081	940
Net deferred tax liability	1,772	2,544

At December 31, 2009, the Company had Canadian tax losses carried forward of $2,042 million, tax losses carried forward in other jurisdictions of $1,214 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $18 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2010 and 2029. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Thomson Reuters Annual Report 2009

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2009, the Company did not recognize deferred tax assets of $718 million related to $2,780 million of tax losses carried forward.

At December 31, 2009, the Company had $682 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $190 million.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. The temporary difference in respect of the amount of undistributed earnings of non-Canadian subsidiaries is approximately $12.1 billion at December 31, 2009. The Company has provided $7 million of deferred tax in respect of distributions of profits expected to be remitted in 2010.

In the fourth quarter of 2009, the Company sold a wholly owned subsidiary whose only asset consisted of Canadian tax loss carry-forwards, to a company controlled by Woodbridge. This transaction had no impact on income tax expense as the losses had no value to the Company. See note 32 for additional information.

NOTE 25: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Thomson Reuters Corporation Common Share Capital		Thomson Reuters PLC Ordinary Share Capital
	Number of Common shares	Stated capital	Number of Ordinary shares	Stated capital	Series II, cumulative redeemable preference share capital	Contributed surplus	Total capital
Balance, January 1, 2008	638,682,953	2,617	-	-	110	109	2,836
Issuance of Thomson Reuters PLC shares	-	-	194,107,278	96	-	7,170	7,266
Shares issued under the Dividend Reinvestment Plan (“DRIP”)	6,106,899	190	-	-	-	-	190
Effect of stock compensation plans	1,256,455	44	4,504,848	2	-	218	264
Repurchases of shares	-	-	(17,382,885)	(9)	-	(513)	(522)
Balance, December 31, 2008	646,046,307	2,851	181,229,241	89	110	6,984	10,034
DLC Unification	181,229,241	6,917	(181,229,241)	(89)	-	(6,828)	-
Shares issued under DRIP	749,785	22	-	-	-	-	22
Effect of stock compensation plans	1,732,980	57	-	-	-	64	121
Balance, December 31, 2009	829,758,313	9,847	-	-	110	220	10,177

As discussed in note 1, the Company previously operated under a DLC structure with shareholders in two listed entities, the Company and Thomson Reuters PLC. The DLC structure was implemented as a means to complete the acquisition of Reuters. Thomson Reuters PLC issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders when the Reuters acquisition closed on April 17, 2008. On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with unification of the DLC structure. Unification had no impact on total capital as the carrying values of Thomson Reuters PLC stated share capital and contributed surplus were transferred into the stated share capital of the Company.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends are declared in U.S. dollars. Details of dividends declared per share are as follows:

(U.S. per share amounts)	Year ended December 31,
Dividends declared per share	2009	2008
Thomson Reuters Corporation common shares	$1.12	$1.08
Thomson Reuters PLC ordinary shares (1)	$0.84	$0.49

(1)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with unification of the DLC structure. See note 1 for additional information.

Thomson Reuters Annual Report 2009

The quarterly dividend rate increased to $0.28 per share in 2009 from $0.27 per share in 2008. In 2008, dividends declared per Thomson Reuters PLC ordinary share were $0.49, due to the timing of the closing of the Reuters acquisition.

In the statement of cash flow, dividends paid in 2008 include an assumed dividend payment to former Reuters shareholders for $246 million representing the accrued / pro-rated dividends from January 1, 2008 through April 16, 2008. In both 2009 and 2008, dividends paid on shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Year ended December 31,
	2009	2008
Dividend reinvestment	22	190

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

During 2008, the Company’s controlling shareholder, Woodbridge, reinvested the equivalent of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment in additional shares was made in accordance with the terms of the DRIP.

Share Repurchase Program

The Company may repurchase shares from time to time as part of its capital management strategy. Under the Company’s current Normal Course Issuer Bid (“NCIB”) effective through May 12, 2010, the Company may repurchase up to 15 million shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Company may repurchase shares in open market transactions on the TSX or the NYSE.

In 2008, the Company repurchased approximately 17.4 million shares for a total cost of approximately $522 million. The Company did not repurchase any shares in 2009. The following table summarizes share repurchase activities for the periods indicated:

Three-month period ended	Shares repurchased	Average price per share
March 31, 2008	--	--
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	--	--

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. Shares that are repurchased are cancelled. From time to time when the Company does not possess material nonpublic information about itself or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2009 and 2008, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Thomson Reuters Annual Report 2009

NOTE 26: SHARE-BASED COMPENSATION

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, restricted share units (“RSUs”), equity-based PRSUs and other equity-based awards to certain employees for a maximum of up to 50,000,000 common shares. As of December 31, 2009, there were 20,832,270 awards available for grant (2008 - 25,549,327).

Stock Options

Stock options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common shares on the business day prior to the date of grant. Under the plan, options may be granted on either the NYSE or TSX.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.

The weighted-average fair value of options granted and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2009	2008
Weighted average fair value ($)	6.98	9.22

Weighted average of key assumptions:
Share price ($)	23.30	37.15
Exercise prices ($)	23.30	37.15
Risk-free interest rate	2.7%	3.5%
Dividend yield	2.6%	3.4%
Volatility factor	37%	32%
Expected life (in years)	6	6

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility; historical data has been considered in setting the assumptions.

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the NYSE on the business day prior to the date of grant. The weighted-average fair value of RSUs granted was $31.57 and $35.00 for the years ended December 31, 2009 and 2008, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance over the three-year performance period against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made prior to 2008. Between 0% and 150% of the initial amounts may vest for grants made in 2008 and 2009.

Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the fair value of the Company’s common shares on the grant date and the number of units expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the NYSE on the business day prior to the date of grant. The weighted-average fair value of PRSUs granted was $23.33 and $35.76 for the years ended December 31, 2009 and 2008, respectively.

Thomson Reuters Annual Report 2009

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount of the closing share price on the NYSE as of the last business day of each quarter. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred.

A maximum of 14,000,000 common shares can be purchased. The maximum number of shares currently issuable for the U.S. ESPP is 8,000,000 and for the global ESPP is 6,000,000.

Sharesave (SAYE)

During the second quarter of 2009, the Company implemented a Sharesave or “Save-as-you-earn” (“SAYE”) plan, as a subset of the global ESPP, whereby eligible employees were given the option to purchase Thomson Reuters PLC ordinary shares at a 15% discount at the end of the three-year contract savings period via limited payroll deductions. As a result of unification, options in Thomson Reuters PLC were exchanged for the right to acquire common shares of the Company.

The Company expenses the fair value of compensation expense related to the SAYE grant over the three year vesting period using the Monte Carlo option pricing model to estimate fair value for each option at the date of grant.

The weighted-average fair value of options granted and principal assumptions used in applying the Monte Carlo option pricing model were as follows:

2009
Weighted average fair value ($)	7.82

Weighted average of key assumptions:
Share price ($)	26.14
Exercise prices ($)	19.62
Risk-free interest rate	2.3%
Dividend yield	3.7%
Volatility factor	36%
Expected life (in years)	3.5
Cancellation Rate	25%

The model requires the use of subjective assumptions, including expected stock-price volatility; historical data has been considered in setting the assumptions.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the holder with the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. The grant price is set at the closing price of the Company’s common shares on the business day prior to the date of grant. SARs vest over a four to eight year period and expire five to eleven years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. Awards are granted in U.S and Canadian dollars by reference to the Company’s common share price on the NYSE and TSX, respectively.

Thomson Reuters Annual Report 2009

The weighted-average fair value of SARs granted and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2009	2008
Weighted average fair value ($)	11.09	2.07

Weighted average of key assumptions:
Share price ($)	32.25	29.15
Exercise prices ($)	23.25	37.15
Risk-free interest rate	2.8%	3.5%
Dividend yield	3.3%	4.6%
Volatility factor	33%	22%
Expected life (in years)	5.2	5.0

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility; historical data and has been considered in setting the assumptions.

The movement in the number of awards outstanding and their related weighted average exercise prices are as follows:

	Stock Options	SAYE	RSUs	PRSUs	SARs	Total	Weighted average exercise price ($)
Awards outstanding in thousands:
Outstanding at January 1, 2008	13,988	-	494	1,300	915	16,697	35.48
Granted	2,441	-	2,916	1,746	9	7,112	12.80
Exercised	(504)	-	(66)	-	-	(570)	29.13
Forfeited	(1,534)	-	(276)	(197)	(251)	(2,258)	31.69
Outstanding at December 31, 2008	14,391	-	3,068	2,849	673	20,981	26.43
Exercisable at December 31, 2008	10,854	-	-	-	562	11,416	36.31

Granted	2,675	1,179	118	2,306	9	6,287	13.63
Exercised	(46)	-	(418)	(516)	-	(980)	1.23
Forfeited	(222)	(24)	-	(116)	(12)	(374)	24.45
Expired	-	-	-	-	(81)	(81)	23.36
Outstanding at December 31, 2009	16,798	1,155	2,768	4,523	589	25,833	25.46
Exercisable at December 31, 2009	12,040	188	-	-	530	12,758	38.72
The weighted average share price at the time of exercise was $27.07 per share (2008 – $36.21).

Share-based compensation expense included in the income statement for years ended December 31, 2009 and 2008 was as follows:

	Stock Options	SAYE	RSUs	PRSUs	SARs	ESPP	Total
December 31, 2009	16	2	36	46	-	5	105
December 31, 2008	13	-	30	35	(3)	5	80

The company recorded a liability for cash-settled share incentive awards of $2 million ($1 million and $3 million at December 31 and January 1, 2008).

The following table summarizes additional information relating to the awards outstanding at December 31, 2009:

Range of exercise prices	Number Outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price for plans outstanding	Number exercisable (in thousands)	Weighted average exercise price for plans exercisable
0.00 – 30.00	12,103	3.45	$9.13	1,178	$25.09
30.01 - 35.00	3,429	4.42	$33.49	3,412	$33.50
35.01 – 40.00	5,456	5.88	$36.92	3,818	$36.82
40.01 - 45.00	1,674	6.94	$42.86	1,179	$42.87
45.01 – 50.00	1,830	1.85	$46.68	1,830	$46.68
50.01 - 55.00	25	0.80	$52.80	25	$52.80
55.01 – 60.00	1,316	0.96	$55.10	1,316	$55.10
Total	25,833			12,758

Thomson Reuters Annual Report 2009

Reuters Share-Based Compensation Plans

Reuters operated a number of share incentive plans for the benefit of its employees. Due to the acquisition, subject to certain exceptions, Reuters share-based compensation plans vested and became fully exercisable. Upon exercise, holders were entitled to consideration of 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares for each share of Reuters that would have been received. All Reuters awards that vested as part of the acquisition expired during the fourth quarter of 2008.

NOTE 27: EMPLOYEE BENEFIT PLANS

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independently qualified actuaries using the projected unit credit method. The largest defined benefit plans are Thomson Reuters Group Pension Plan and the Reuters Pension Fund.

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)
	2009	2008	2009	2008	2009	2008
As of January 1	(588)	(84)	(174)	(167)	(762)	(251)
Plan expense recognized in income statement	(78)	(42)	(13)	(14)	(91)	(56)
Acquisitions	-	(3)	-	(21)	-	(24)
Actuarial (losses) gains	(7)	(583)	(4)	17	(11)	(566)
Exchange differences	3	8	1	-	4	8
Contributions paid	75	116	11	11	86	127
Other	5	-	-	-	5	-
Net plan obligations as of December 31	(590)	(588)	(179)	(174)	(769)	(762)
Net plan surpluses recognized in non-current assets					64	66
Net plan obligations recognized in non-current liabilities					(833)	(828)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Analysis of material defined benefit plans

The net defined benefit surpluses (obligations) of the material defined benefit plans recognized in the statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total
As of December 31,	2009	2008	2009	2008	2009	2008	2009	2008

Present value of plan obligations	(4,436)	(3,922)	(263)	(253)	(172)	(166)	(4,871)	(4,341)
Fair value of plan assets	4,261	3,698	-	-	-	-	4,261	3,698
	(175)	(224)	(263)	(253)	(172)	(166)	(610)	(643)
Unvested past service cost	-	1	-	-	-	-	-	1
Unrecognized plan assets (2)	(127)	(92)	-	-	-	-	(127)	(92)
Net plan obligations	(302)	(315)	(263)	(253)	(172)	(166)	(737)	(734)
Net plan surpluses	64	66	-	-	-	-	64	66
Net plan obligations	(366)	(381)	(263)	(253)	(172)	(166)	(801)	(800)

(1)
The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. The Company partially funds the liabilities of these plans through company owned life insurance contracts. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the statement of financial position.

(2)
Unrecognized plan assets represent the plan surpluses deemed not recoverable as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. These amounts are not included in the statement of financial position.

Thomson Reuters Annual Report 2009

The following summarizes the activity in material defined benefit pension and OPEB plans:

Present Value of Defined Benefit Obligation
	Funded		Unfunded		OPEB		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Opening defined benefit obligation	(3,922)	(2,121)	(253)	(215)	(166)	(166)	(4,341)	(2,502)
Current service cost	(75)	(70)	(5)	(6)	(2)	(3)	(82)	(79)
Past service cost	-	-	-	(1)	-	-	-	(1)
Interest cost	(234)	(214)	(15)	(15)	(10)	(11)	(259)	(240)
Losses on special termination benefits	-	-	-	(5)	-	-	-	(5)
Actuarial (losses) gains (1)	(113)	14	(3)	2	(4)	17	(120)	33
Acquisitions (2)	-	(2,413)	-	(42)	-	(16)	-	(2,471)
Contributions by employees	(9)	(11)	-	-	-	(1)	(9)	(12)
Benefits paid	155	136	15	15	11	13	181	164
Exchange differences	(237)	757	(7)	14	(1)	1	(245)	772
Other	(1)	-	5	-	-	-	4	-
Closing defined benefit obligation	(4,436)	(3,922)	(263)	(253)	(172)	(166)	(4,871)	(4,341)

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Opening fair value of plan assets	3,698	2,268	-	-	-	-	3,698	2,268
Expected return	257	272	-	-	-	-	257	272
Actuarial gains (losses) (3)	135	(578)	-	-	-	-	135	(578)
Acquisitions(2)	-	2,558	-	-	-	-	-	2,558
Contributions by employer	57	100	15	15	11	12	83	127
Contributions by employees	9	11	-	-	-	1	9	12
Benefits paid	(155)	(136)	(15)	(15)	(11)	(13)	(181)	(164)
Exchange differences	260	(797)	-	-		-	260	(797)
Closing fair value of plan assets	4,261	3,698	-	-	-	-	4,261	3,698

(1)	Actuarial gains and losses included experience gains on plan liabilities of $7 million (2008: loss of $37 million).

(2)
The statement of financial position value at the acquisition date for material defined benefit plans acquired as part of the Reuters transaction was a net defined benefit asset of $80 million and a net defined benefit plan liability of $86 million.

(3)
Actuarial gains and losses include the difference between the expected and actual return on plan assets. The expected return on assets represents the projected increase in the fair value of plan assets due to investment returns.

The weighted average duration of the plan obligations were 17 years (2008: 17) and 20 years (2008: 20) for the Thomson Reuters Group Pension Plan and the Reuters Pension Fund, respectively.

For funded plans, the major categories of plan assets as a percentage of total plan assets were as follows:

	As of December 31,
	2009	2008
Equity	42%	36%
Bonds	53%	57%
Property	3%	3%
Other	2%	4%
Total	100%	100%

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. As of December 31, 2009 and 2008, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Thomson Reuters Annual Report 2009

Contributions

In 2009, the Company made special contributions of $4 million (2008: $67 million) and $7 million (2008: $3 million) to the Reuters Pension Fund and Reuters Supplementary Pension Plan (“SPS”), respectively, following discussion with plan Trustees. In 2010, the Company expects to contribute approximately $80 million to all its plans in accordance with normal funding policy, of which $57 million relates to the normal funding policy of funded plans, and the remainder relates to claims arising under unfunded plans. Additionally, the Company does not anticipate having to make material special contributions to its pension plans in 2010. From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. Relative to certain plans, the Trustees have the right to call for special valuations, which could result in an unexpected contribution. No such valuation has been called for as of this date. Because of the ability of the trustees to call for interim valuations for certain plans, as well as market driven changes that the Company cannot predict, the Company could be required to make contributions in the future that differ significantly from its estimates.

Actuarial assumptions

The weighted average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2009	2008	2009	2008	2009	2008
Discount rate	5.72%	5.78%	5.94%	6.15%	5.65%	6.06%
Inflation assumption	3.03%	2.78%	2.73%	2.70%	2.73%	2.73%
Rate of increase in salaries	3.86%	3.87%	4.78%	5.00%	3.50%	4.75%
Rate of increase in pensions in payment	3.17%	2.88%	3.30%	3.00%	-	-
Medical cost trend	-	-	-	-	8.01%	8.51%
Expected rate of return on assets	6.81%	6.73%	-	-	-	-

Discount rate

The discount rate was selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. Because the Company has a relatively young workforce, the expected future cash outflows for its plans tend to be of longer duration than the bond indices reviewed. Therefore, the discount rate used for the Company’s plans tends to be higher than these benchmark rates. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan and Reuters Pension Fund, a 0.25% increase or decrease in the discount rate would decrease or increase the defined benefit obligation by approximately $140 million as of December 31, 2009.

Expected rate of return on assets

The Company must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, the Company considers historical returns, input from investment advisors and its actuary’s simulation model of expected long-term rates of return assuming the Company’s targeted investment portfolio mix. For the Thomson Reuters Group Pension Plan and Reuters Pension Fund, a 0.25% increase or decrease in the expected rate of return on assets would decrease or increase pension expense by approximately $7 million in 2010.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 8% for 2009, which is reduced ratably to 5% in 2016. A 1% increase or decrease in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $16 million at December 31, 2009 and an increase or decrease in the service and interest costs of approximately $1 million in 2009.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the Thomson Reuters Group Pension Plan and the Reuters Pension Fund as of December 31, 2009 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively.

Thomson Reuters Annual Report 2009

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2009 and a plan participant at age 40 as of December 31, 2009 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2009	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2009 at age 65	21	23
Employee age 40 as of December 31, 2009 retiring at age 65	22	23

December 31, 2008	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2008 at age 65	21	23
Employee age 40 as of December 31, 2008 retiring at age 65	22	23

For the Thomson Reuters Group Pension Plan and the Reuters Pension Fund, an increase in life expectancy of one year across all age groups would result in a $59 million increase in the defined benefit obligation as of December 31, 2009.

Analysis of income and expense

The following summarizes income and expense activity for material defined benefit plans:

Income Statement	Funded		Unfunded		OPEB		Total
Year ended December 31,	2009	2008	2009	2008	2009	2008	2009	2008
Current service cost	75	70	5	6	2	3	82	79
Interest cost	234	214	15	15	10	11	259	240
Expected gain on plan assets	(257)	(272)	-	-	-	-	(257)	(272)
Past service cost	-	-	-	1	-	-	-	1
Losses on special termination benefits	-	-	-	5	-	-	-	5
Defined benefit plan expense	52	12	20	27	12	14	84	53

The actual return on plan assets for the year ended December 31, 2009 was a gain of $392 million (2008: loss of $306 million), compared to an expected gain on plan assets of $257 million (2008: $272 million); this produced an actuarial gain on plan assets of $135 million (2008: loss of $578 million).

Statement of Comprehensive Income	Funded		Unfunded		OPEB		Total
Year ended December 31,	2009	2008	2009	2008	2009	2008	2009	2008
Actuarial (gains) losses	(22)	564	3	(2)	4	(17)	(15)	545
Effect of asset ceiling	25	21	-	-	-	-	25	21
Total recognized in other comprehensive income before taxation	3	585	3	(2)	4	(17)	10	566

Accumulated Comprehensive Income	Funded		Unfunded		OPEB		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Balance of actuarial losses (gains) at January 1	564	-	(2)	-	(17)	-	545	-
Net actuarial (gains) losses recognized in the year	(22)	564	3	(2)	4	(17)	(15)	545
Balance of actuarial losses (gains) at December 31	542	564	1	(2)	(13)	(17)	530	545
Balance of asset ceiling at January 1	21	-	-	-	-	-	21	-
Effects of the asset ceiling in the year	25	21	-	-	-	-	25	21
Balance of asset ceiling at December 31	46	21	-	-	-	-	46	21
Total accumulated comprehensive income at December 31	588	585	1	(2)	(13)	(17)	576	566

Thomson Reuters Annual Report 2009

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $128 million in 2009 (2008: $104 million), which approximates the cash outlays related to the plans.

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Other” in the statement of cash flow are as follows:

	Year ended December 31,
	2009	2008
Non-cash employee benefit charges	214	162
Other	76	(58)
	290	104

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,
	2009	2008
Trade and other receivables	126	1,009
Prepaid expenses and other current assets	35	(46)
Other financial assets	4	(24)
Payables, accruals and provisions	(142)	105
Deferred revenue	(77)	(695)
Other financial liabilities	(6)	14
Income taxes	(26)	41
Other	(133)	(105)
	(219)	299

For the year ended December 31, 2008, the Company recorded a gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 31). The gain was recorded directly to retained earnings.

NOTE 29: ACQUISITION OF REUTERS AND OTHER BUSINESSES AND INVESTMENTS

Acquisition of Reuters

On April 17, 2008, the Company acquired Reuters. The operations of Reuters were combined with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.

Consideration

The acquisition was accounted for using the purchase method and the results of Reuters were included in the income statement beginning on April 17, 2008, the closing date of the acquisition.

The purchase consideration was as follows:

Cash (paid on May 1, 2008)	8,450
Ordinary shares, Thomson Reuters PLC (194,107,278 issued on April 17, 2008)	7,266
Reuters Group PLC options	176
Transaction costs	138
Total purchase consideration	16,030

Thomson Reuters PLC ordinary shares were valued at $37.43 per share using the closing share price on April 16, 2008.

After giving effect to cash acquired (see “Purchase price allocation” below), the net cash consideration for this transaction was as follows:

Cash consideration paid to former Reuters shareholders	8,450
Transaction costs paid	138
Less: Cash acquired	(465)
8,123

Thomson Reuters Annual Report 2009

Purchase price allocation

The following table is a breakdown of assets acquired and liabilities assumed:

	Carrying amount	Fair value adjustments	Fair value
Assets
Cash and cash equivalents	465	-	465
Trade and other receivables	1,476	(13)	1,463
Other financial assets	106	-	106
Prepaid expenses and other current assets	278	(30)	248
Current assets	2,325	(43)	2,282
Computer hardware and other property, net	893	104	997
Computer software, net	546	(14)	532
Other identifiable intangible assets, net	175	6,547	6,722
Other financial assets	210	-	210
Other non-current assets	770	(351)	419
Total assets	4,919	6,243	11,162
Liabilities
Current indebtedness	1,304	-	1,304
Payables, accruals and provisions	1,680	(138)	1,542
Deferred revenue	962	(41)	921
Current liabilities	3,946	(179)	3,767
Long-term indebtedness	817	(2)	815
Provisions and other non-current liabilities	271	539	810
Deferred tax liabilities	189	2,031	2,220
Total liabilities	5,223	2,389	7,612
Net assets acquired	(304)	3,854	3,550
Goodwill	-	12,480	12,480
Total	(304)	16,334	16,030

The excess of the purchase price over the net tangible and identifiable intangible assets and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce.

Pro forma results

Revenue and operating profit for the year ended December 31, 2008 would have been $13,441 million and $1,942 million, respectively, if the Reuters acquisition had occurred on January 1, 2008. Due to the integration program following the acquisition of Reuters described in note 5, it is impractical to disclose revenue and operating profit contributed by Reuters after the acquisition.

Other acquisitions

Excluding the Reuters transaction, the number of acquisitions completed, and the related cash consideration, during 2009 and 2008 were as follows:

	Year ended December 31,
	2009		2008
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	31	347	19	326
Investments in businesses	-	2	3	53
	31	349	22	379

(1)	Cash consideration is net of cash acquired of $19 million and $8 million for the year ended December 31, 2009 and 2008, respectively.

Thomson Reuters Annual Report 2009

Investments in businesses reflected the purchase of a non-controlling interest related to Tradeweb (see note 31) in January 2008.

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of the final valuations.

Excluding the Reuters transaction, the details of net assets acquired are as follows:

	2009	2008
Cash and cash equivalents	19	8
Trade and other receivables	23	9
Prepaid expenses and other current assets	3	2
Current assets	45	19
Computer hardware and other property, net	8	3
Computer software, net(1)	55	56
Other identifiable intangible assets(2)	171	111
Other non-current assets	-	5
Total assets	279	194
Payables, accruals and provisions	(21)	(7)
Deferred revenue	(33)	(17)
Current liabilities	(54)	(24)
Provisions and other non-current liabilities	(20)	(1)
Deferred tax	(6)	-
Total liabilities	(80)	(25)
Net assets acquired	199	169
Goodwill	167	165
Total	366	334

(1)	The carrying values of computer software, net immediately prior to acquisition were approximately $3 million and $5 million for 2009 and 2008, respectively.
(2)	The carrying values of other identifiable intangible assets prior to acquisition were negligible in both 2009 and 2008.

The following provides a brief description of major acquisitions completed during 2009 and 2008, excluding the Reuters transaction:

Date	Company	Acquiring segment	Description
December 2009	Sabrix	Tax & Accounting	A provider of transaction tax management software applications and related services
December 2008	Paisley	Tax & Accounting	A provider of governance, risk and compliance (GRC) software and services for corporations and global accounting firms
January 2008	TaxStream	Tax & Accounting	A provider of income tax provision software for corporations

As acquired businesses are integrated into the Company’s operations, it is impractical to separately disclose revenue and operating profit contributed by these businesses after acquisition.

Thomson Reuters Annual Report 2009

NOTE 30: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company has responded to the Commission’s questionnaire and is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RICs.

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2009 were $373 million (2008 – $303 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2009	December 31, 2008
2009	-	351
2010	309	279
2011	257	226
2012	212	186
2013	177	164
2014 (and thereafter for 2008 comparative)	141	612
2015 and thereafter	464	-
	1,560	1,818

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the statement of financial position.

Business combinations and investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe, based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Thomson Reuters Annual Report 2009

NOTE 31: TRADEWEB

In January 2008, the Company formed a partnership with a consortium of nine global securities dealers (the “Consortium”) to further expand Tradeweb, its electronic trading unit that is within the Markets division. The dealers invested $180 million to purchase a 15% stake in Tradeweb Markets and certain of the dealers will receive free services from Tradeweb Markets, which were valued at $26 million and were reflected as deferred revenue in the accompanying statement of financial position. Additionally, Thomson Reuters and the Consortium funded an investment in asset class expansion through a new entity, Tradeweb New Markets. The Company’s contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. The Company owns 20% of Tradeweb New Markets and the consortium owns 80%.

Upon entering into the agreement, the Company recorded in retained earnings a post-tax gain of $47 million associated with the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets.

Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger.

Tradeweb Markets is accounted for as a consolidated subsidiary, with the income statement reflecting an allocation of net earnings related to the Consortium’s non-controlling interest. The statement of financial position reflects the consortium’s ownership of Tradeweb Markets as “Non-controlling interests” within the equity section.

Tradeweb New Markets is accounted for as an equity method investee, with the Company’s share of earnings included in “Share of post tax earnings in equity method investees” in the income statement. The statement of financial position includes the investment in Tradeweb New Markets in “Other non-current assets.”

NOTE 32: RELATED PARTY TRANSACTIONS

As of December 31, 2009, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In December 2009, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for approximately $30 million. The subsidiary had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $30 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on its experience as professional business valuators that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between the Company and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Thomson Reuters Annual Report 2009

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2009, the total amount charged to Woodbridge for these services was approximately $360,000 (2008 - $330,000).

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $73,000 in 2009 (2008 - $80,000), which would approximate the premium charged by a third party insurer for such coverage.

At each reporting date, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with affiliates and joint ventures

The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For 2009, these services were valued at approximately $10 million (2008 - $11 million). At December 31, 2009, the amount receivable from Omgeo was $2 million ($3 million and $2 million at December 31 and January 1, 2008).

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $3 million for 2009 (2008 - $6 million). At each reporting date, the amounts receivable from Westlaw Japan K.K. were negligible.

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. In 2009, the Company recognized revenues of $18 million (2008 - $24 million) related to these services. At December 31, 2009, the amount receivable from Tradeweb New Markets was $3 million (2008 - $22 million).

In connection with the acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2009, the Company’s costs related to 3XSQ Associates were approximately $37 million for rent, taxes and other expenses (2008 - $28 million). At December 31, 2009 and 2008, the amounts payable to 3XSQ Associates were negligible.

Other transactions

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son is the CEO of the acquired business and has agreed to stay on with the business until later in 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter. See note 33 for additional information.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2009, the Company paid Hewitt $8 million (2008 - $11 million) for its services. At December 31, 2009, the amount payable to Hewitt was $1 million ($2 million and nil at December 31 and January 1, 2008). Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the Human Resources Committee and the board of directors.

Thomson Reuters Annual Report 2009

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Year ended December 31,
	2009	2008
Salaries and other benefits	24	18
Termination benefits	-	14
Share-based payments	35	38
Total	59	70

Key management personnel are comprised of the Company’s directors and executive officers. Information for 2008 also includes compensation earned by key management of the Company prior to its acquisition of Reuters on April 17, 2008.

NOTE 33: SUBSEQUENT EVENTS

2010 Dividends

In February 2010, the Company’s board of directors approved a $0.04 per share increase in the annual dividend to $1.16 per common share. The next quarterly dividend of $0.29 per share is payable on March 26, 2010 to shareholders of record as of March 8, 2010.

Reorganization of the Company and Thomson Reuters UK Limited

In March 2010, a reorganization of the Company and a successor company to Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC) was completed. As a result of the reorganization, the Company now possesses all of the rights and is subject to all of the liabilities of the two companies, including the liabilities that were the subject of the cross guarantees that the two parent companies entered into as part of the DLC structure. This now places creditors of the Company in the same position that they would have been in had Thomson Reuters previously operated under a single parent company structure.

Related Party Transaction

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. See note 32 for additional information.

Thomson Reuters Annual Report 2009

NOTE 34: TRANSITION TO IFRS

These consolidated financial statements represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with IFRS, as issued by the IASB. The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The first date at which IFRS was applied was January 1, 2008 (“Transition Date”). In accordance with IFRS, the Company has:

•	provided comparative financial information;

•	applied the same accounting policies throughout all periods presented;

•	retrospectively applied all effective IFRS standards as of December 31, 2009, as required, and

•	applied certain optional exemptions and certain mandatory exceptions as applicable for first time IFRS adopters.

The Company's consolidated financial statements were previously prepared in accordance with Canadian GAAP.

Initial elections upon adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption Options

1.
Business combinations - IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and such business combinations have not been restated. Any goodwill arising on such business combinations before the Transition Date has not been adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions. Further, the Company did not early adopt IFRS 3 Revised and instead has adopted that standard upon its effective date which, for the Company, was January 1, 2010.

2.
Employee benefits - IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening retained earnings for all of its employee benefit plans.

3.
Currency translation differences - Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at transition date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

4.
Share-based payments - IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. The Company elected to avail itself of the exemption provided under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its Transition Date. Further, the Company applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at its Transition Date. As a result of the transition method elected, the Company reversed the historical Canadian GAAP share-based compensation charges impacting shareholders’ equity from retained earnings to capital.

5.
Borrowing costs - IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Early adoption is permitted. The Company elected not to early adopt this policy. Therefore, borrowing costs prior to January 1, 2009 are expensed.

IFRS Mandatory Exceptions

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

1.
Hedge accounting - Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of its Transition Date are reflected as hedges in the Company’s results under IFRS. All derivatives, whether or not they meet the IAS 39 criteria for hedge accounting, were fair valued and recorded in the statement of financial position.

Thomson Reuters Annual Report 2009

2.
Estimates - Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, earnings and comprehensive income:

Reconciliation of Equity
(in millions of U.S. dollars) As of	December 31, 2008	January 1, 2008
Shareholders’ equity under Canadian GAAP	20,126	13,571
Differences increasing (decreasing) reported shareholders’ equity:
1. Business combinations	(1,166)	-
2. Employee benefits	(773)	(320)
3. Share-based compensation	(50)	(5)
4. Revenue	3	4
5. Derivative instruments and hedging activities	14	(2)
6. Impairments	1	-
7. Income taxes	165	65
8. Non-controlling interest	168	-
Total equity under IFRS	18,488	13,313

Reconciliation of Earnings
(in millions of U.S. dollars) For the year to date period ended	December 31, 2008
Net earnings under Canadian GAAP	1,405
Differences in GAAP increasing (decreasing) reported earnings:
1. Business combinations	(121)
2. Employee benefits	33
3. Share-based compensation	(20)
4. Revenue	(1)
5. Derivative instruments and hedging activities	-
6. Impairments	1
7. Income taxes	27
8. Foreign currency translation adjustments	(17)
9. Non-controlling interest	14
Net earnings under IFRS	1,321

Reconciliation of Comprehensive Income
(in millions of U.S. dollars) For the year to date period ended	December 31, 2008
Comprehensive loss under Canadian GAAP	(857)
Differences in GAAP (increasing) decreasing reported comprehensive loss:
Differences in net earnings, net of tax	(84)
Unrealized cash flow hedges	16
Foreign currency translation adjustments to equity	(40)
Foreign currency translation adjustments to earnings	17
Actuarial losses on pension plans, net of tax	(389)
Comprehensive loss under IFRS	(1,337)

Thomson Reuters Annual Report 2009

Changes in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having an impact on Thomson Reuters are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on Thomson Reuters, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to Thomson Reuters.

1.	BUSINESS COMBINATIONS

As stated in the section entitled “IFRS Exemption Options,” the Company applied the exemption in IFRS 1 for business combinations. Consequently, business combinations concluded prior to January 1, 2008 have not been restated and the carrying amount of goodwill under IFRS as of January 1, 2008 is equal to the carrying amount under Canadian GAAP as of that date. The IFRS adjustments below relate to acquisitions occurring on or after January 1, 2008.

Measurement of Purchase Price

Canadian GAAP - Shares issued as consideration are measured at their market price a few days before and after the date the parties reached an agreement on the purchase price and the proposed transaction was announced.

IFRS - Shares issued as consideration are measured at their market value at the acquisition closing date. As a result, goodwill and equity were reduced by $979 million relative to the re-measurement of the shares issued as consideration for the Reuters acquisition.

Acquisition-related costs

Canadian GAAP – If certain conditions are met, the costs of a plan (1) to exit an activity of an acquired company, (2) to involuntarily terminate employees of an acquired company, or (3) to relocate employees of an acquired company are liabilities assumed in the purchase and are included in the allocation of the acquisition cost.

IFRS - Restructuring provisions are only included as part of the acquired liabilities when the acquiree has recognized an existing liability for restructuring in accordance with applicable IFRS standards. As a result, restructuring provisions recorded as part of the purchase price allocation under Canadian GAAP are charged to earnings under IFRS.

Adjustment to Purchase Price Allocation

Canadian GAAP - Initial purchase price allocations are subsequently adjusted through goodwill prospectively as changes in estimates. Further, while Canadian GAAP does not impose a time limit for the completion of the allocation process, in practice the process is considered final by the end of the fiscal year in which the acquisition occurred.

IFRS - If the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation may be recognized if they occur within 12 months of the acquisition date. After 12 months, adjustments are recognized through income. The adjustments made as a result of finalizing the provisional accounting are retrospectively recognized from the acquisition date. As a result, adjustments to depreciation and amortization are retrospectively recorded to reflect the final purchase accounting.

See also the discussion below for differences in accounting for income taxes in business combinations affecting goodwill and intangible assets.

2.	EMPLOYEE FUTURE BENEFITS

As stated in the section entitled “IFRS Exemption Options,” the Company elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans.

Actuarial Gains and Losses

Canadian GAAP - Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.

Thomson Reuters Annual Report 2009

IFRS - The Company elected to recognize all actuarial gains and losses immediately in a separate statement of comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the income statement but rather are recorded directly to comprehensive income at the end of each period. As a result, the Company adjusted its pension expense to remove the amortization of actuarial gains and losses. The impact from unamortized actuarial losses was not separately measured as of the adoption date. Unamortized net actuarial losses disclosed as of December 31, 2007 were $255 million, including a significant portion of which were measured as of September 30, 2007. This amount is indicative of the impact from actuarial losses as of the adoption date of January 1, 2008.

Measurement Date

Canadian GAAP - The measurement date of the defined benefit obligation and plan assets can be a date up to three months prior to the date of the financial statements, provided the entity adopted this practice consistently from year to year. The Company measured the defined benefit obligation and plan assets for certain plans as of September 30.

IFRS - An entity is required to determine the present value of the defined benefit obligation and the fair value of plan assets with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the end of the reporting period. As a result, on transition to IFRS, the Company re-measured its defined benefit obligations and plan assets as of the end date of each period, which impacted the calculation of pension expense.

Fair Value of and Expected Return on Plan Assets

Canadian GAAP – The expected return on plan assets is the product of the expected long-term rate of return on plan assets and a market-related fair value of plan assets. The market-related fair value recognized changes in the fair value of plan assets over a five year period.

IFRS - The expected return on plan assets is product of the expected long-term rate of return on plan assets and a fair value of plan assets at the end of the reporting period. As a result, the Company adjusted its pension expense to reflect an expected return on plan assets using the fair value of its plan assets at the end of each period.

Accrued Benefit Asset

Canadian GAAP - When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the statement of financial position net of the valuation allowance. A change in the valuation allowance is recognized in earnings for the period in which the change occurs.

IFRS - Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and loss in other comprehensive income, changes in valuation allowance are recognized in other comprehensive income in the period in which the changes occurred. As a result, the Company adjusted its pension expense to reflect this treatment.

3.	SHARE BASED COMPENSATION

IFRS 2 is effective for the Company as of January 1, 2008 and is applicable to stock options and grants that are unvested at that date. The transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:

•	Stock options and share grants prior to November 7, 2002 are not taken into account for IFRS 2;

•	Stock options and share grants subsequent to November 7, 2002 are only taken into account if they have not vested as at January 1, 2008; and,

•	From January 1, 2008, all stock options, share grants and other share-based payments will be expensed in accordance with the policy stated in note 1.

Recognition of Expense

Canadian GAAP - For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS - Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, the Company adjusted its expense for share-based awards to reflect this difference in recognition.

Thomson Reuters Annual Report 2009

Forfeitures

Canadian GAAP - Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. As a result, the Company adjusted its expense to reflect this difference.

Cash-Settled Share Based Payments

Canadian GAAP – A liability for stock appreciation rights is accrued based upon the intrinsic value of the award with changes recognized in the income statement each period.

IFRS - An entity must measure the liability incurred at fair value by applying an option pricing model. Until the liability is settled, the fair value of the liability is re-measured at each reporting date, with changes in fair value recognized as the awards vest. Changes in fair value of vested awards are recognized immediately in earnings. As a result, the Company adjusted expenses associated with stock appreciation rights to reflect the changes of the fair values of these awards.

Measurement of Deferred Tax Assets

Canadian GAAP - A deferred tax asset is recognized for share-based awards based upon the cumulative amount of compensation cost recognized for an award.

IFRS - The deferred tax asset for a deductible temporary difference is based on an estimate of the future tax deduction. For share-based payment awards, future tax deductions are generally measured by reference to the intrinsic value of the vested award at the end of the reporting period. If the estimated future tax deduction exceeds the amount of the related cumulative compensation expense, the excess of the associated deferred tax is recognized directly in equity. If no or a reduced tax deduction is anticipated because the fair value of the shares has declined, the deferred tax asset is wholly or partly reversed to income or equity as appropriate depending on how the asset was originally recorded. As a result, the Company adjusted the deferred tax associated with share-based awards to reflect changes in the stock price.

4.	REVENUE

Multi-component Arrangements

Canadian GAAP - Vendor specific objective evidence (“VSOE”) for the undelivered element in a multi-component arrangement has to exist in order to recognize revenue for the delivered elements.

IFRS - Revenue is allocated and recognized for each element if fair value can be reliably measured, provided that stand alone value exists from a customer perspective. As a result, the Company recognized revenue earlier than under Canadian GAAP in certain instances.

Completed Contract Accounting

Canadian GAAP – In certain circumstances, revenue for various arrangements is recognized on a completed contract basis.

IFRS - The completed contract basis of accounting is not permitted. The percentage of completion basis is used unless one specific act is much more significant than any other, in which case the recognition of revenue is postponed until the significant act has been completed. As a result, for arrangements which did not have a significant act, the Company recognized revenue on a percentage of completion basis under IFRS.

5.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has prospectively applied hedge accounting to those hedging relationships that satisfied the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.

Hedge Accounting

Canadian GAAP - If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.

IFRS - IFRS does not permit the use of the short cut method nor the critical terms match method for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. As a result, the Company measured ineffectiveness at each reporting period and recognized related amounts in earnings.

Thomson Reuters Annual Report 2009

Credit Risk

Canadian GAAP - Prior to 2009, there was no explicit guidance related to incorporating credit risk into the fair values of derivatives. On January 20, 2009, the Emerging Issues Committee (“EIC”) issued Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. This Abstract is to be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending after January 20, 2009. The Company adopted this standard as of January 1, 2009.

IFRS - Non-performance risk is required to be considered when determining the fair value of a financial asset or liability, which would include an entity’s own credit risk for financial liabilities, including derivatives. Although the guidance in Canadian GAAP and IFRS are aligned as of January 1, 2009 with regard to the consideration of non-performance risk in computing the fair value of derivative instruments, the Company adjusted the value of certain instruments for reporting periods prior to January 1, 2009.

6.	IMPAIRMENTS

Assets Held for Sale

Canadian GAAP - Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The carrying amount for determining impairment includes cumulative translation adjustments.

IFRS - Assets held for sale are also measured at the lower of their carrying amount or fair value less costs to sell, but the carrying value used in the calculation excludes cumulative translation adjustments. As a result of this change in measurement methodology, the Company calculated a higher impairment for a pre-existing impairment event. There were no new impairment events identified as a result of adopting IFRS.

Recoverable Amount

Canadian GAAP - A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. As a result of the change in measurement methodology, the Company recognized additional impairments under IFRS as the carrying amount of assets held for sale was in excess of their fair value less cost to sell or value-in-use.

Reversal of Impairment

Canadian GAAP - Reversal of impairment losses is not permitted.

IFRS - Reversal of impairment losses is required for assets other than goodwill if certain criteria are met. As a result, the Company reversed certain impairments recognized under IFRS reflecting changes in expected cash flows. However, these reversals were not material.

7.	INCOME TAXES

Intercompany Transactions

Canadian GAAP - Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions is prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash tax paid or recovered as a result of a transfer of an asset is recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset leaves the Company or is otherwise utilized.

IFRS - There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred. As a result, the Company reversed certain tax deferrals on intercompany transactions.

Thomson Reuters Annual Report 2009

Deferred Tax Assets of an Acquired Company Not Previously Recognized

Canadian GAAP - Previously unrecognized deferred tax assets of an acquired company are recognized as part of the cost of the acquisition when such assets are more likely than not to be realized as a result of a business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, such benefit is also recognized through goodwill. The acquirer recognizes deferred tax assets that become realizable as a result of the acquisition as part of the cost of the acquisition.

IFRS - Previously unrecognized deferred tax assets of an acquired company are recognized as part of the cost of the acquisition if realization is more likely than not as a result of the business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, the tax benefit is recognized in the income statement and a corresponding amount of goodwill is recognized as an operating expense. The acquirer recognizes deferred tax assets that become realizable as a result of the acquisition through earnings. As a result, the Company recognized deferred tax assets that become realizable as a result of the acquisition in earnings.

Accounting for Uncertainty in Income Tax Positions

Canadian GAAP - Benefits for uncertain tax positions are determined by reference to a two step process. First, the Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the largest amount of benefit that is greater than 50% likely of being realized. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position. Additionally, under Canadian GAAP, uncertain tax positions were evaluated based solely on the technical merits of the positions. Liabilities were recorded where the technical merits were uncertain and the tax examination was not finalized.

IFRS - The provision for uncertain tax positions is a best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors, including the status of the tax authority examination. Uncertain tax positions were not evaluated solely on the technical merits of the position. As a result, the Company reduced its liability for uncertain tax positions.

Accounting for Uncertainty in Income Taxes in Business Combinations

Canadian GAAP - Changes to provisions for uncertain tax position relating to pre-acquisition periods are adjusted through the purchase price allocation, first reducing goodwill and intangible assets associated with the business combination and, only after exhausting those amounts, reducing income tax expense.

IFRS - Changes to pre-acquisition provisions for uncertain tax positions beyond 12 months of the acquisition date are recorded to the income statement. As a result, the Company adjusted its tax expense to reflect this difference.

Recognition of Deferred Tax Assets on Tax Deductible Goodwill in Business Combinations

Canadian GAAP – When the tax base of tax deductible goodwill exceeds its carrying value, no deferred tax asset is recognized in respect of that excess.

IFRS – Deferred tax assets are recognized in respect of all deductible temporary differences, subject to the usual assessment of recoverability.

Income Tax Effect of Other Reconciling Differences between Canadian GAAP and IFRS

Differences for income taxes include the effect of recording, where applicable, the deferred tax effect of other differences between Canadian GAAP and IFRS.

8.	FOREIGN CURRENCY TRANSLATION ADJUSTMENT

As noted in the section entitled “IFRS Exemption Options,” the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of January 1, 2008. The cumulative translation adjustment balance as of January 1, 2008 of $280 million was recognized as an adjustment to retained earnings. The application of the exemption had no impact on net equity. Additionally, deferred foreign currency gains and losses on loans repaid that are reclassified into earnings from CTA will differ under IFRS due to the IFRS 1 election to reset the CTA balance at the Transition Date.

Thomson Reuters Annual Report 2009

Presentation Reclassifications

1.	RECLASSIFICATION OF SOFTWARE AMORTIZATION AND DEPRECIATION

Canadian GAAP - Amortization of external use computer software is included in cost of sales and amortization of internal use software is included in depreciation.

IFRS - Amortization of all computer software is presented separately on the face of the income statement.

2.	DISCLOSURE OF EQUITY METHOD INVESTEES

Canadian GAAP - The share of profit or loss from equity method investees is presented as part of “Other income (expense)” in the income statement.

IFRS - A separate disclosure on the face of the income statement is required for the Company’s share of profit or loss from equity method investees.

3.	GAIN/LOSS ON SALE OF BUSINESS

Canadian GAAP – A gain or loss on disposal of a businesses or property is not a component of operating profit and is presented in other income and expense.

IFRS – A gain or loss from disposal of business or property is a component of the operating profit and is included in “Other operating gains and losses” in the income statement.

4.	TAX RECLASSIFICATION

Interest Expense and Uncertain Tax Positions

Canadian GAAP - Interest expense payable on tax audit settlements is presented as part of tax expense.

IFRS - Interest expense payable on tax audit settlements is presented as part of interest expense.

Deferred Tax

Canadian GAAP - Deferred taxes are split between current and non-current components on the basis of either (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.

IFRS - All deferred tax assets and liabilities are classified as non-current.

5.	NON-CONTROLLING INTERESTS

Non-controlling Interest in Consolidated Subsidiary

Canadian GAAP - Non-controlling interests in the equity of a consolidated affiliate are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS - Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

As part of the adoption of IFRS, the term “minority interest” has been replaced with “non-controlling interests” in accordance with IAS 1.

Sale of Non-controlling Interest in a Consolidated Subsidiary

Canadian GAAP – In January 2008, the Company sold a non-controlling interest in a consolidated subsidiary. The gain on this sale was deferred because the fair value of all related future performance obligations could not be reliably measured.

IFRS – Under IFRS, there is greater flexibility to determine fair value and allocate consideration to multiple components. As a result, the gain on sale of the non-controlling interest was able to be reliably measured. The Company elected to treat this transaction as though it were with an equity participant. Accordingly, this gain was recognized in equity.

Thomson Reuters Annual Report 2009

6.	DISCONTINUED OPERATIONS

Canadian GAAP - To qualify as a discontinued operation an entity may not have any significant continuing involvement in the operations of the entity after the disposal transaction. Additionally, dispositions of entities are classified as discontinued operations, if certain criteria are met.

IFRS – Continuing involvement with a sold entity does not preclude presentation as a discontinued operation. Additionally, only disposals of significant operations, such as a segment, meet the IFRS requirements to present the results as discontinued operations. As a result, one entity that had been classified as a discontinued operation was reclassified to continuing operations under IFRS.

Restated Thomson Reuters financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the amended financial statements prepared under IFRS.

Thomson Reuters Annual Report 2009

Reconciliation of Consolidated Statement of Financial Position as of January 1, 2008

(millions of U.S. dollars)
Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Cash and cash equivalents	7,497	-	-	7,497	Cash and cash equivalents
Accounts receivable, net of allowances	1,565	1	15	1,581	Trade and other receivables
	-	-	70	70	Other financial assets
Prepaid expenses and other current assets	512	(1)	(85)	426	Prepaid expenses and other current assets
Deferred income taxes	104	-	(104)	-
Current assets	9,678	-	(104)	9,574	Current assets
Computer hardware and other property, net	731	-	-	731	Computer hardware and other property, net
Computer software, net	721	-	-	721	Computer software, net
Identifiable intangible assets, net	3,438	-	2	3,440	Other identifiable intangible assets, net
Goodwill	6,935	-	4	6,939	Goodwill
	-	-	511	511	Other financial assets
Other non-current assets	1,328	(260)	(580)	488	Other non-current assets
	-	-	74	74	Deferred tax
Total assets	22,831	(260)	(93)	22,478	Total assets
LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Liabilities					Liabilities
Short-term indebtedness	183	-	412	595	Current indebtedness
Accounts payable and accruals	1,536	-	(31)	1,505	Payables, accruals and provisions
Deferred revenue	1,108	(4)	1	1,105	Deferred revenue
	-	-	29	29	Other financial liabilities
Current portion of long-term debt and finance lease obligations	412	-	(412)	-
Current liabilities	3,239	(4)	(1)	3,234	Current liabilities
Long-term debt and finance lease obligation	4,264	(3)	(37)	4,224	Long-term indebtedness
Other non-current liabilities	783	68	-	851	Provisions and other non-current liabilities
Deferred income taxes	974	(63)	(55)	856	Deferred tax
Total liabilities	9,260	(2)	(93)	9,165	Total liabilities
Shareholders’ equity					Equity
Capital	2,932	(96)	-	2,836	Capital
Retained earnings	10,355	121	-	10,476	Retained earnings
Accumulated other comprehensive income	284	(283)	-	1	Accumulated other comprehensive income
Total shareholders’ equity	13,571	(258)	-	13,313	Total shareholders’ equity
Total liabilities and shareholders’ equity	22,831	(260)	(93)	22,478	Total liabilities and equity

Thomson Reuters Annual Report 2009

Reconciliation of Consolidated Income Statement for the Year Ended December 31, 2008

(millions of U.S. dollars)
Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Revenues	11,707	(10)	10	11,707	Revenues
Cost of sales, selling, marketing general and administrative expenses	(8,700)	(51)	51	(8,700)	Operating expenses
Depreciation	(831)	(2)	419	(414)	Depreciation
	-	(3)	(479)	(482)	Amortization of computer software
Amortization	(411)	(14)	-	(425)	Amortization of other intangible assets
Impairment of assets held for sale	(72)	(14)	-	(86)	Impairment of assets held for sale
	-	-	68	68	Other operating gains
Operating profit	1,693	(94)	69	1,668	Operating profit
					Finance costs, net:
Net interest expense and other financing costs	(224)	-	-	(224)	Net interest expense
Net other income	304	(4)	(69)	231	Other finance income
	1,773	(98)	-	1,675	Income before tax and equity method investees
Tradeweb ownership interests, net of tax	(17)	-	12	(5)	Share of post tax loss in equity method investees
Income taxes	(351)	1	-	(350)	Tax expense
Earnings from continuing operations	1,405	(97)	12	1,320	Earnings from continuing operations
Earnings from discontinued operations, net of tax	-	(1)	2	1	Loss from discontinued operations, net of tax
Net earnings	1,405	(98)	14	1,321	Net earnings
Dividends declared on preference shares	(5)
Earnings attributable to Thomson Reuters Corporation common shares(1)	1,400
					Earnings attributable to:
				1,307	Common shareholders (1)
				14	Non-controlling interests

Earnings per share
Basic earnings per share:
From continuing operations	$1.82			$1.69
From discontinued operations	-			-
Basic earnings per share	$1.82			$1.69
Diluted earnings per share:
From continuing operations	$1.81			$1.68
From discontinued operations	-			-
Diluted earnings per share	$1.81			$1.68
(1)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with unification of the DLC structure. See notes 1 and 25 for additional information.

Thomson Reuters Annual Report 2009

Reconciliation of Consolidated Statement of Comprehensive Income for the Year Ended December 31, 2008

(millions of U.S. dollars)
Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
Net earnings	1,405	(98)	14	1,321	Net earnings
Other comprehensive loss:					Other comprehensive loss:
Unrecognized net gain on cash flow hedges	4	16	-	20	Unrecognized net gain on cash flow hedges
Foreign currency translation adjustments	(2,103)	(40)	-	(2,143)	Foreign currency translation adjustments to equity
Net gain reclassified to income statement	(163)	17	-	(146)	Foreign currency translation adjustments to earnings
	-	(389)	-	(389)	Actuarial losses on defined benefit pension plans, net of tax of ($177)
Other comprehensive loss	(2,262)	(396)	-	(2,658)	Other comprehensive loss
Comprehensive loss	(857)	(494)	14	(1,337)	Total comprehensive loss

					Comprehensive loss for the period attributable to:
				(1,351)	Common shareholders (1)
				14	Non-controlling interests

(1)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with unification of the DLC structure. See notes 1 and 25 for additional information.

Thomson Reuters Annual Report 2009

Reconciliation of Consolidated Statement of Financial Position as of December 31, 2008

(millions of U.S. dollars)
Canadian GAAP accounts	Canadian GAAP balance	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Cash and cash equivalents	841	-	-	841	Cash and cash equivalents
Accounts receivable, net of allowances	1,780	10	28	1,818	Trade and other receivables
	-	-	261	261	Other financial assets
Prepaid expenses and other current assets	952	20	(206)	766	Prepaid expenses and other current assets
Deferred income taxes	100	-	(100)	-
Current assets	3,673	30	(17)	3,686	Current assets
Computer hardware and other property, net	1,555	-	1	1,556	Computer hardware and other property, net
Computer software, net	1,298	1	-	1,299	Computer software, net
Identifiable intangible assets, net	8,596	(24)	130	8,702	Other identifiable intangible assets, net
Goodwill	19,348	(1,024)	-	18,324	Goodwill
	-	-	286	286	Other financial assets
Other non-current assets	1,550	(368)	(555)	627	Other non-current assets
	-	-	109	109	Deferred tax
Total assets	36,020	(1,385)	(46)	34,589	Total assets
LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Liabilities					Liabilities
Short-term indebtedness	13	-	675	688	Current indebtedness
Accounts payable and accruals	2,710	(2)	(4)	2,704	Payables, accruals and provisions
Deferred revenue	1,196	(3)	-	1,193	Deferred revenue
	-	-	60	60	Other financial liabilities
Current portion of long-term debt and finance lease obligations	672	3	(675)	-
Current liabilities	4,591	(2)	56	4,645	Current liabilities
Long-term debt and finance lease obligations	6,834	(4)	(47)	6,783	Long-term indebtedness
Other non-current liabilities	1,723	297	(222)	1,798	Provisions and other non-current liabilities
	-	-	222	222	Other financial liabilities
Deferred income taxes	2,674	34	(55)	2,653	Deferred tax
				16,101	Total liabilities
Minority interest in equity of consolidated affiliate	72	-	(72)	-
Shareholders’ equity					Equity
Capital	11,135	(1,101)	-	10,034	Capital
Retained earnings	10,969	(319)	-	10,650	Retained earnings
Accumulated other comprehensive loss	(1,978)	(290)	-	(2,268)	Accumulated other comprehensive loss
Total shareholders’ equity	20,126	(1,710)	-	18,416	Total shareholders’ equity
	-	-	72	72	Non-controlling interests
	20,126	(1,710)	72	18,488	Total equity
Total liabilities and shareholders’ equity	36,020	(1,385)	(46)	34,589	Total liabilities and equity

Thomson Reuters Annual Report 2009

SENIOR MANAGEMENT AND DIRECTORS

The following individuals are our executive officers:

Name	Age	Title
Thomas H. Glocer	50	Chief Executive Officer
Robert D. Daleo	60	Executive Vice President and Chief Financial Officer
James C. Smith	50	Chief Executive Officer, Professional Division
Devin N. Wenig	43	Chief Executive Officer, Markets Division
Stephen G. Dando	48	Executive Vice President and Chief Human Resources Officer
Deirdre Stanley	45	Executive Vice President and General Counsel
Gus Carlson	51	Executive Vice President and Chief Marketing Officer
James T. Powell	48	Executive Vice President and Chief Technology Officer
David W. Craig	40	Executive Vice President and Chief Strategy Officer

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. He is also a director of Merck & Co., Inc. and serves on several academic/not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. Mr. Glocer resides in New York, New York, United States.

Bob Daleo is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008. Mr. Daleo is currently a director of Equifax Inc. and serves on the board of trustees for Fordham University and the New Jersey Community Development Corporation. Mr. Daleo resides in Alpine, New Jersey, United States.

Jim Smith is Chief Executive Officer of Thomson Reuters Professional division. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Devin Wenig is Chief Executive Officer of Thomson Reuters Markets division. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and held a number of senior management positions including President, Investment Banking & Brokerage Services and President, Business Divisions. Mr. Wenig was a director of Reuters from 2003 to 2008. Mr. Wenig resides in New York, New York, United States.

Stephen Dando is Executive Vice President and Chief Human Resources Officer of Thomson Reuters. Prior to April 2008, Mr. Dando was Group Human Resources Director for Reuters since 2006. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. Mr. Dando also held various appointments at Diageo over a 12-year period, including Global HR Director of Guinness. Mr. Dando resides in London, United Kingdom.

Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson since 2002. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Gus Carlson is Executive Vice President and Chief Marketing Officer of Thomson Reuters. Prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson since 2006. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, Mr. Powell was CTO of Thomson Reuters Markets division. In his 15 years with Reuters, Mr. Powell held a number of senior leadership positions, including CTO of its Enterprise division and Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Thomson Reuters Annual Report 2009

David Craig is Executive Vice President and Chief Strategy Officer of Thomson Reuters. Prior to April 2008, Mr. Craig was Group Strategy Director for Reuters since March 2007. Prior to joining Reuters in March 2007, Mr. Craig was a partner at McKinsey & Company and co-lead of the firm’s global IT strategy practice and outsourcing/offshoring practice. Prior to McKinsey, Mr. Craig was a senior partner at AMS (American Management Systems) from October 1992 to September 1999. Mr. Craig resides in London, United Kingdom.

The names, municipalities and countries of residence, offices and principal occupations of our directors are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	52				1988
W. Geoffrey Beattie, Deputy Chairman	49		•	•	1998
Niall FitzGerald, KBE, Deputy Chairman	64		Chair	•	2008
Thomas H. Glocer	50				2008
Manvinder S. Banga	55			•	2009
Mary Cirillo	62		•	•	2005
Steven A. Denning	61			Chair	2000
Lawton Fitt	56	•			2008
Roger L. Martin	53	•			1999
Sir Deryck Maughan	62		•		2008
Ken Olisa	58	•			2008
Vance K. Opperman	67	Chair			1996
John M. Thompson	67	•	•		2003
Peter J. Thomson	44				1995
John A. Tory	80			•	1978

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

W. Geoffrey Beattie is a Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is Chairman of CTVglobemedia, a Canadian broadcasting and publishing company. He is a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario. Mr. Beattie resides in Toronto, Ontario, Canada.

Niall FitzGerald, KBE, is a Deputy Chairman of Thomson Reuters. He joined the Reuters board in 2003 and became Chairman in 2004, a position he held until April 2008 when Reuters was acquired. Mr. FitzGerald was Chairman and CEO of Unilever PLC, a consumer goods company, from 1996 until his retirement in October 2004. Mr. FitzGerald serves on the International Business Council of the World Economic Forum and is a member of the World Economic Forum Foundation board. He serves a number of other not-for-profit organizations and is on various advisory bodies. He has a Commerce degree from University College in Dublin and holds a number of honorary doctorates from U.S., British and Irish universities. Mr. FitzGerald resides in London, United Kingdom.

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. He joined the board of Reuters in 2000. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. Mr. Glocer serves on several academic/not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. He has a bachelor’s degree from Columbia University and a law degree from Yale University. Mr. Glocer resides in New York, New York, United States.

Manvinder (Vindi) Banga is President, Foods, Home & Personal Care of Unilever PLC, a position he has held since April 2005. He has held a number of other positions over his 30 year career with Unilever, including Business Group President for Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd, the latter being a position held until June 2005. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry as well as several other academic boards. He is a Gold Medalist from both the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering; and the IIM Ahmedabad where he obtained a post graduate degree in Management. Mr. Banga resides in London, United Kingdom.

Thomson Reuters Annual Report 2009

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive for over 20 years at Citibank. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in companies that provide or use information technology. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School. Mr. Denning resides in Greenwich, Connecticut, United States.

Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. Ms. Fitt has an MBA from the University of Virginia. Ms. Fitt resides in New York, New York, United States.

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress and is the Director of the AIC Institute for Corporate Citizenship. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University. Mr. Martin resides in Toronto, Ontario, Canada.

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University. Sir Deryck resides in New York, New York, United States.

Ken Olisa is a corporate director. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was a director of Open Text Corporation. Mr. Olisa is a founder and Chairman of Restoration Partners, a boutique technology merchant bank and he serves on the board of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution. Mr. Thompson held a number of senior management positions in his career at IBM including having oversight responsibility for the company’s worldwide technology, manufacturing and business strategy. He was Vice Chairman of the Board of IBM from 2000 until 2002. He is a graduate of the University of Western Ontario with a degree in Engineering Science. Mr. Thompson also completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario. Mr. Thompson resides in Toronto, Ontario, Canada.

Peter Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

John Tory is a director of Woodbridge. He was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997. Mr. Tory has a law degree from the University of Toronto. Mr. Tory resides in Toronto, Ontario, Canada.

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. The board plans to consider these qualifications in future nominations to the board and appointments to the Audit Committee.

Biographies for the members of the Audit Committee are provided above.

Thomson Reuters Annual Report 2009

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2009 and 2008:

(in millions of U.S. dollars)	2009	2008
Audit fees	$20.8	$23.8
Audit-related fees	2.8	3.8
Tax fees	10.2	11.2
All other fees	1.0	0.7
Total	$34.8	$39.5

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2009 and 2008.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to our company’s conversion from Canadian GAAP to International Financial Reporting Standards (IFRS), audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

—	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents; and

—	Authoring content for inclusion in certain products and services.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the engagement of the independent auditors (PricewaterhouseCoopers LLP) and communicates directly with the independent auditors and the officer at our company in charge of internal audit. The Audit Committee is also responsible for overseeing management reporting and internal control systems. The Audit Committee is also responsible for overseeing the work of the independent auditors and considers whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

—	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

—	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

—	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

Thomson Reuters Annual Report 2009

—
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2009, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (a company of which more than 50% of the voting power is held by an individual, group or another company) is exempt from these requirements. The board believes it is appropriate for directors affiliated with Woodbridge to serve on the Corporate Governance Committee and the HR Committee and has approved our reliance on the controlled company exemption to do so.

INDEPENDENT DIRECTORS

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2010, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66 2/3%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by each director.

—	One of the directors (Thomas H. Glocer) is not independent because he is the CEO of Thomson Reuters.

—
Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are considered not independent pursuant to applicable rules because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

—	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. For example, various in-house legal departments of a number of these companies subscribe to our Westlaw service. Based on the specific facts and circumstances, the board determined in March 2010 that these types of relationships were immaterial.

In particular, the board acknowledged that Messrs. Denning and Thompson also have been directors of companies that Thomson Reuters has a relationship with, but determined that these relationships were not material and did not preclude a finding of independence.

—
Until February 2009, Mr. Denning was a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under current contract terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period that began in 2006. In 2009, we paid Hewitt $8 million for its services. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the HR Committee and the board.

—
Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada.

Thomson Reuters Annual Report 2009

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

In 2010, the board initiated the practice of having a session with the CEO, but no other members of management, before the start of each board meeting. This is intended to give Mr. Glocer an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is held with Mr. Glocer at the end of the meeting, followed by a meeting without Mr. Glocer. Each of the board’s committees also concludes its meetings with a period of time for discussion without Mr. Glocer or members of management present.

In addition, at least once each year, the board meets without the CEO and the directors affiliated with Woodbridge present. These meetings, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in 2009 and was presided over by Niall FitzGerald.

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, a mandatory online training course related to the Code was launched in the first quarter of 2010. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2009, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers in 2009.

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management information circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 14, 2010. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The audit committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 10, 2010, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and W. Geoffrey Beattie is the President, of Woodbridge, our controlling shareholder. John A. Tory is a director of Woodbridge. As of March 10, 2010, Woodbridge beneficially owned approximately 55% of our common shares.

Thomson Reuters Annual Report 2009

ADDITIONAL INFORMATION

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at Toronto-Dominion Centre, P.O. Box 24, Toronto, Ontario M5K 1A1, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 10, 2010:

—	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

—	we had outstanding 830,538,419 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, except at meetings of holders of common shares required by applicable laws to be held as a separate class. Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

In connection with the closing of our DLC unification in September 2009, we began issuing Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the UK when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. Computershare Investor Services PLC, the administrator of our DI program, holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Trust Principles. The Founders Share entitles the Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. In addition, without the prior written consent of the Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Founders Share Company and the Founders Share.

Thomson Reuters Annual Report 2009

For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section of this annual report.

MARKET FOR SECURITIES

LISTINGS AND INDEX PARTICIPATION

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

In September 2009, we completed our DLC unification. In connection with the DLC unification, we delisted our Thomson Reuters PLC ordinary shares from the London Stock Exchange and our Thomson Reuters PLC American Depositary Shares (ADSs) from Nasdaq. All Thomson Reuters PLC ordinary shares and ADSs were exchanged for Thomson Reuters Corporation common shares as part of the DLC unification.

SHARE PRICES

The following tables provide information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common shares (C$)				Common shares (US$)				Series II preference shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2009
January	35.51	27.57	30.00	32,577,446	29.99	21.89	24.39	9,937,820	12.49	10.00	11.80	409,335
February	33.33	28.19	31.54	31,616,264	27.36	22.52	24.72	9,969,950	13.99	11.90	13.99	25,590
March	32.85	28.60	32.40	38,271,840	26.79	22.02	25.38	9,188,373	14.49	12.50	13.00	33,375
April	35.20	31.81	33.50	18,375,496	29.19	25.23	28.43	8,193,474	13.50	12.25	12.99	83,650
May	37.36	33.00	33.33	19,129,940	32.10	28.01	30.66	7,349,495	19.00	12.81	17.05	55,779
June	35.75	32.37	33.85	22,258,764	32.29	28.16	29.31	7,612,070	17.60	14.80	15.29	59,081
July	35.86	32.11	34.79	17,919,046	32.99	27.49	32.43	4,350,134	16.97	15.30	16.97	26,991
August	37.86	34.03	34.93	21,996,116	34.96	30.96	31.89	7,222,925	19.50	17.24	19.50	142,897
September	38.88	32.72	35.90	83,004,096	35.88	30.39	33.57	17,966,472	19.74	18.20	19.40	342,116
October	36.32	33.20	34.42	23,891,584	34.29	30.74	31.65	10,650,826	19.59	18.76	19.59	61,302
November	35.20	32.75	33.40	22,598,864	33.27	30.59	31.71	10,088,505	19.99	19.10	19.98	125,043
December	35.07	33.11	33.95	17,485,312	33.39	31.30	32.25	6,447,173	21.99	19.35	21.99	130,257
2010
January	35.90	33.33	35.71	21,179,672	33.95	31.60	33.38	6,899,305	22.35	21.25	22.34	159,466
February	37.25	35.47	36.52	19,282,896	35.62	32.96	34.73	6,193,785	23.30	22.10	23.10	282,430
March 1 – March 8	37.07	35.83	36.49	8,540,994	36.00	34.88	35.49	1,664,889	24.50	23.00	24.50	11,381

In 2009, we issued and sold the following notes:

—	C$750 million 6.0% notes due 2016; and

—	US$500 million 4.70% notes due 2019.

These notes are not listed or quoted on a marketplace.

In connection with the closing of our DLC unification in September 2009, we issued 181,229,241 common shares to former shareholders of Thomson Reuters PLC.

DIVIDENDS

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual underlying free cash flow over the long term. Underlying free cash flow is a non-IFRS financial measure. Please see Appendix B of the Management’s Discussion and Analysis section of this annual report for a definition of this measure and a reconciliation to the most directly comparable IFRS measure.

Thomson Reuters Annual Report 2009

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2010, our board approved an increase in our quarterly dividend rate to $0.29 per share (or $1.16 per share on an annualized basis), effective with our dividend payable on March 26, 2010 to holders of record as of March 8, 2010. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board. While we declare dividends in U.S. dollars, shareholders may receive their dividends in other currencies.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 8, 2010.

	Dividend currency (default)	Dividend currency (for electing holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividend Information”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2010.

	Common shares (US$)	Series II preference shares (C$)
2007
Q1	$0.245000	C$	0.258904
Q2	$0.245000	C$	0.261781
Q3	$0.245000	C$	0.274362
Q4	$0.245000	C$	0.273921
2008
Q1	$0.270000	C$	0.250188
Q2	$0.317470	C$	0.212768
Q3	$0.222530	C$	0.208948
Q4	$0.270000	C$	0.180355
2009
Q1	$0.280000	C$	0.131610
Q2	$0.280000	C$	0.101222
Q3	$0.280000	C$	0.099247
Q4	$0.280000	C$	0.099247
2010
Q1	$0.290000	C$	0.097089

WOODBRIDGE

As of March 10, 2010, Woodbridge beneficially owned approximately 55% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Thomson Reuters Annual Report 2009

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

—	corporate governance, including the effectiveness of our board;

—	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

—	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

—	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

—	In Canada, the transfer agent and registrar for our common shares is Computershare Trust Company of Canada, with transfer facilities in Toronto, Montreal, Calgary and Vancouver.

—	In the United States, the transfer agent for our common shares is Computershare Trust Company N.A., with transfer facilities in Golden, Colorado.

—	In the United Kingdom, the transfer agent for our common shares is Computershare Investor Services PLC, with transfer facilities in Bristol, England.

—	Computershare Trust Company of Canada is also the transfer agent and registrar for our Series II preference shares, with transfer facilities only in Toronto.

—	Computershare Investor Services PLC is the depository for our depositary interest (DI) program, with transfer facilities only in the U.K.

CREDIT RATINGS

Our long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, A– (negative) by S&P, A (low) (stable) by DBRS and A– (stable) by Fitch.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.

These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest.

Thomson Reuters Annual Report 2009

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “A” rating assigned to our long-term debt instruments is the third highest rating of ten rating categories. An “A” rating indicates a low expectation of ceased or interrupted payments and strong capacity to meet obligations on a timely basis. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

MATERIAL CONTRACTS

CREDIT AGREEMENT

In 2007, we entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. We can utilize the facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at the London Interbank Offered Rate (LIBOR) plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or S&P, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs.

The credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. In particular, the credit agreement requires us to maintain a leverage ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications) for the last four fiscal quarters ended of not more than 4.5:1. A change in control of our company would be an event of default under the credit agreement, following which the lenders could decide to terminate the agreement. If a person or group (other than Woodbridge) became the beneficial owner of more than 50% of our voting shares, a change in control would occur.

THOMSON REUTERS TRUST PRINCIPLES AND THOMSON REUTERS FOUNDERS SHARE COMPANY

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

Thomson Reuters Annual Report 2009

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Founders Share Company have a duty to ensure, to the extent possible, that the Trust Principles are complied with.

The directors of the Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors and one has even been imprisoned as a proponent of democracy. The directors are selected by a nomination committee and proposed to the board of the Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board has two representatives on the nomination committee and the Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand.

The number of directors has to be at least 14 and not more than 18. Directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors, with their countries of residence and dates of initial appointment are:

Name	Country	Director since
Leonard T. Berkowitz	U.K.	1998
The Honourable Mrs. Anson Chan	China	2002
Jiri Dienstbier	Czech Republic	2005
Uffe Ellemann-Jensen	Denmark	2001
John Fairfax	Australia	2005
Pehr Gyllenhammar (Chairman)	Sweden	1997
Pascal Lamy	France	2009
Joseph Lelyveld	U.S.A.	2004
Sir Christopher Mallaby (Deputy Chairman)	U.K.	1998
John H. McArthur	Canada	2001
Mammen Mathew	India	2002
The Right Honourable Baroness Noakes	U.K.	1998
Jaakko Kaarle M. Rauramo	Finland	1999
Dr. Sachio Semmoto	Japan	2007

The directors are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary following appointment or re-appointment. Directors are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Founders Share Company have covenanted with U.K., Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2009

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2009. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2009, have been omitted.

Subsidiary	Jurisdiction of incorporation/ formation
1602854 Ontario Ltd.	Ontario, Canada
3097052 Nova Scotia Company	Nova Scotia, Canada
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LiveNote, Inc.	Delaware, U.S.A.
LN Holdings Limited	Bermuda
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings Sarl	Switzerland
Reuters Limited	England
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings SA	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 Inc.	Delaware, U.S.A.
Thomson Reuters Organization Corp.	Florida, U.S.A.
Thomson Reuters U.S. Holdings Inc.	Delaware, U.S.A.
Thomson Reuters U.S. Inc.	Delaware, U.S.A.
Thomson Reuters U.S.A. Inc.	Delaware, U.S.A.
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR International Holdings Sarl	Luxembourg
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR U.S. Inc.	Delaware, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.

Thomson Reuters Annual Report 2009

INTEREST OF EXPERTS

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an integrated auditors’ report dated March 11, 2010 in respect of our consolidated financial statements as at December 31, 2009 and 2008 and January 1, 2008 and for the years ended December 31, 2009 and December 31, 2008, and on our effectiveness of internal control over financial reporting as of December 31, 2009. PricewaterhouseCoopers LLP has advised that they are independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Additional information on our auditors will be included in our management information circular being prepared in connection with our upcoming annual meeting of shareholders to be held on May 14, 2010.

FURTHER INFORMATION

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings with at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares, securities authorized for issuance under our equity compensation plans, will be contained in our management information circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 14, 2010. Copies of our management information circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, NY 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators National Instrument Form 52-110F1 (Audit Committees) for our company is included in the "Senior Management and Directors" section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Thomson Reuters Annual Report 2009

CROSS REFERENCE TABLES

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2009 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
ITEM 1. COVER PAGE	Cover
ITEM 2. TABLE OF CONTENTS	1
ITEM 3. CORPORATE STRUCTURE
3.1 Name, Address and Incorporation	150
3.2 Intercorporate Relationships	156
ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS
4.1 Three Year History	31-37
4.2 Significant Acquisitions	14-15, 24-25
ITEM 5. DESCRIBE THE BUSINESS
5.1 General	2-15
5.2 Risk Factors	16-20
5.3 Companies with Asset-backed Securities Outstanding	N/A
5.4 Companies With Mineral Projects	N/A
5.5 Companies with Oil and Gas Activities	N/A
ITEM 6. DIVIDENDS	151-152
ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure	150-151
7.2 Constraints	N/A
7.3 Ratings	153-154
ITEM 8. MARKET FOR SECURITIES
8.1 Trading Price and Volume	151
8.2 Prior Sales	151
ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	N/A
ITEM 10. DIRECTORS AND OFFICERS
10.1 Name, Occupation and Security Holding	144-149
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	N/A
10.3 Conflicts of Interest	N/A
ITEM 11. PROMOTERS	N/A
ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
12.1 Legal Proceedings	50
12.2 Regulatory Actions	50
ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53-54
ITEM 14. TRANSFER AGENTS AND REGISTRARS	153
ITEM 15. MATERIAL CONTRACTS	154
ITEM 16. INTEREST OF EXPERTS
16.1 Names of Experts	157
16.2 Interests of Experts	157
ITEM 17. ADDITIONAL INFORMATION	157
ITEM 18. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	N/A

Thomson Reuters Annual Report 2009

FORM 40-F CROSS REFERENCE TABLE

Page/Document
ANNUAL INFORMATION FORM	See AIF table
AUDITED ANNUAL FINANCIAL STATEMENTS	72-143
MANAGEMENT'S DISCUSSION AND ANALYSIS	21-71
DISCLOSURE CONTROLS AND PROCEDURES	56
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Changes in Internal Controls over Financial Reporting	56
b. Management's Report on Internal Control over Financial Reporting	72
c. Independent Auditor's Report on Internal Control over Financial Reporting	73
NOTICE PURSUANT TO REGULATION BTR	N/A
AUDIT COMMITTEE FINANCIAL EXPERT	146
CODE OF ETHICS	149
PRINCIPAL ACCOUNTANT FEES AND SERVICES	147-148
OFF-BALANCE SHEET ARRANGEMENTS	N/A
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	49-50
IDENTIFICATION OF THE AUDIT COMMITTEE	145-146

Thomson Reuters Annual Report 2009

THOMSON REUTERS

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